SCHEDULE 2.1(b)

TANGIBLE PERSONAL PROPERTY

Please see attached.

GEFCO DEPRECIATION SCHEDULE

ASSET NO.	ASSET DESCR	ACQ YYMM	D M	AC PD	MAX STEPS	CURNT STEPS	ASSET COST	SALVAGE VALUE	CURR DEPR AMT	Apr-11 PREVIOUS DEPR	REMAINING DEPR
2558	OFFICE FURNITURE & FIXTURERS	8603	A	0	1	0	5,400.73	5,400.73	.	500.00	.
2622	CABINETS, ENGINERING	8607	A	0	84	0	500.00			500.00	.
2628	FILE CABINETS	8607	A	0	84	0	400.00			400.00	.
2630	FILE CABINETS, 4 DRAWER	8607	A	0	84	0	525.00			525.00	.
2631	FILE CABINETS, 2 DRAWER	8607	A	0	84	0	50.00			50.00	.
2632	FILE CABINETS, H	8607	A	0	84	0	50.00			50.00	.
2639	CHAIN - WINGBACK	9002	A	0	84	0	257.53	25.75	.	231.78	.
2640	CHAIR OFFICE	9002	A	0	84	0	308.00	30.80	.	277.20	.
2641	CHAIR OFFICE	9002	A	0	84	0	308.00	30.80	.	277.20	.
2642	CHAIR EXECUTIVE	9002	A	0	84	0	763.16	76.32	.	686.83	.
2643	CHAIR OFFICE	9002	A	0	84	0	149.45	14.95	.	134.50	.
2644	CHAIR OFFICE	9002	A	0	84	0	149.45	14.95	.	134.50	.
2645	CHAIR OFFICE	9002	A	0	84	0	149.45	14.95	.	134.50	.
2646	CHAIR OFFICE	9002	A	0	84	0	149.45	14.95	.	134.50	.
2647	CHAIR OFFICE	9002	A	0	84	0	149.45	14.95	.	134.50	.
2648	CHAIR OFFICE	9002	A	0	84	0	149.45	14.95	.	134.50	.
2649	CHAIR OFFICE	9002	A	0	84	0	149.45	14.95	.	134.50	.
2650	CHAIR OFFICE	9002	A	0	84	0	149.45	14.95	.	134.50	.
2651	CHAIR OFFICE	9002	A	0	84	0	149.45	14.95	.	134.50	.
2652	CHAIR EXECUTIVE	9002	A	0	84	0	238.05	23.81	.	214.24	.
2653	CHAIR EXECUTIVE	9002	A	0	84	0	238.05	23.81	.	214.24	.
2654	CHAIR EXECUTIVE	9002	A	0	84	0	238.05	23.81	.	214.24	.
2655	CHAIR EXECUTIVE	9002	A	0	84	0	238.05	23.81	.	214.24	.
2656	CHAIR EXECUTIVE	9002	A	0	84	0	238.05	23.81	.	214.24	.
2657	CHAIR EXECUTIVE	9002	A	0	84	0	238.05	23.81	.	214.24	.
2658	CHAIR EXECUTIVE	9002	A	0	84	0	238.05	23.81	.	214.24	.
2659	CHAIR EXECUTIVE	9002	A	0	84	0	238.05	23.81	.	214.24	.

GEFCO DEPRECIATION SCHEDULE

ASSET NO.	ASSET DESCR	ACQ YYMM	D M	AC PD	MAX STEPS	CURNT STEPS	ASSET COST	SALVAGE VALUE	CURR DEPR AMT	Apr-11 PREVIOUS DEPR	REMAINING DEPR
2660	CHAIR EXECUTIVE	9002	A	0	84	0	238.05	23.81	-	214.24	-
2661	CHAIR SEC.	9002	A	0	84	0	371.86	37.19	-	334.67	-
2662	CHAIR, SEC.	9002	A	0	84	0	371.86	37.19	-	334.67	-
2663	CHAIR SEC.	9002	A	0	84	0	371.86	37.19	-	334.67	-
2664	CHAIR	9002	A	0	84	0	162.53	16.25	-	146.28	-
GF0308	OFFICE FURN & FIX, ENID ========	====	===	=====	=====	=======	==========	==========	=========	=========	=========
						25000-1-0-0	13,416.62	6,049.92	-	7,366.70	-
2574	OFFICE MECHANICAL EQUIPMENT	8603	A	0	1	0	34,972.95	34,972.95	-	-	-
2667	CHECK WRITING MACHINE	9004	A	0	60	0	1,093.20	109.32	-	983.88	-
2681	CAD/CAM-COMPUTER, PLOTTER,	9212	A	0	12	0	8,000.00	-	-	8,000.00	-
2727	DESK SEC PRES OFFICE	9705	A	0	60	0	2,954.53	295.45	-	2,659.08	-
2730	ALGOR SOFTWARE FOR ENGINEER	9712	A	0	60	0	5,000.00	-	-	5,000.00	-
2742	ROOF AIR CONDITIONER MOVIE	9810	A	0	84	0	5,971.00	-	-	5,971.00	-
2746	SONY LAPTOP COMPUTER	9811	A	0	60	0	2,383.85	-	-	2,383.85	-
2748	P233 MMX COMPUTER 64MG	9902	A	0	60	0	1,238.05	-	-	1,238.05	-
2751	DECAULABLE SYSTEM	9907	A	0	63	0	1,489.00	-	-	1,489.00	-
2766	SHOW BOOTH	0012	A	0	84	0	5,569.46	-	-	5,569.48	-
2773	SONY LAPTOP COMPUTER	0109	A	0	84	0	3,149.90	-	-	3,149.90	-
2782	TCM SOFTWARE & HARDWARE	0109	A	0	60	0	99,613.96	-	-	99,613.96	-
2781	AUTO CAD UPGRADE	0112	A	0	60	0	40,095.00	-	-	40,095.00	-
GF0309	OFFICE MECH EQUIP, ENID =======	=====	====	=====	=====	=======	==========	==========	=========	=========	=========
						29000-1-0-0	211,530.90	35,377.72	-	176,153.19	-
2612	CONCRETE SLAB, ENID, OK	8911	A	0	378	0	7,621.42	-	20.16	5,201.50	2,419.92
GF1120	LAND IMPROVEMENTS, ENID, OK ===	====	===	=====	=====	=======	==========	==========	=========	=========	=========
						201000-1-0-0	7,621.42	-	20.16	5,201.50	2,419.92
2592	BUILDING, SHOP, ENID, OK	8807	A	0	240	0	2,758,193.00	275,819.30	-	2,482,373.70	-
GF1230	BUILDINGS, ENID, OK, ==========	====	===	=====	=====	=======	==========	==========	=========	=========	=========
						21100-1-0-0	2,758,193.00	275,819.30	-	2,482,373.70	-
2557	MACH & EQUIP, ENID, OK	8603	A	0	1	0	351,129.85	351,129.85	-	-	-
2597	HAND SEALER	8810	A	0	84	0	1,368.25	136.83	-	1,231.42	-
2609	SPRAYER, PAINT	8909	A	0	84	0	1,260.94	126.09	-	1,134.85	-
2619	BINS & RACKS	8907	A	0	84	0	12,500.00	-	-	12,500.00	-
2623	TRAILERS, SHOP	8907	A	0	84	0	6,750.00	-	-	6,750.00	-
2624	BINS, NUTS & BOLTS	8907	A	0	84	0	500.00	-	-	500.00	-
2625	TRANSMISSION JACK	8907	A	0	84	0	200.00	-	-	200.00	-
2626	RACKS, RAW MATERIAL	8907	A	0	84	0	1,000.00	-	-	1,000.00	-
2627	SHELFING, WOOD	8907	A	0	84	0	225.00	-	-	225.00	-
2628	SHELVING, METAL	8907	A	0	84	0	300.00	-	-	300.00	-
2666	PIPE THREADER	9004	A	0	84	0	2,834.44	283.44	-	2,551.00	-
2673	LIGHTS FOR LARGE PAING BOOTH	9005	A	0	60	0	4,458.21	445.82	-	4,012.39	-
2685	WELDER LINCOLN V300 LN-7	9304	A	0	84	0	823.61	82.36	-	741.25	-

Z:\Callen\FIXED ASSETS\OF FIXED ASSETS\INOFFOEDA

GEFCO DEPRECIATION SCHEDULE

ASSET NO.	ASSET DESCR	ACQ YYMM	D M	AC PD	MAX STEPS	CURNT STEPS	ASSET COST	SALVAGE VALUE	CURR DEPR AMT	Apr-11 PREVIOUS DEPR	REMAINING DEPR
2687	WELDER LINCOLN V300 LN-7	9304	A	0	84	0	823.61	82.36	-	741.25	-
2688	WELDER LINCOLN V300 LN-7	9304	A	0	84	0	823.61	82.36	-	741.25	-
2689	WELDER LINCOLN V300 LN-7	9304	A	0	84	0	823.60	82.36	-	741.24	-
2692	ELECTROSTATIC PAINT SYSTEM	9309	A	0	84	0	17,839.63	1,783.96	-	16,055.67	-
2693	CUTOFF SAW SERIAL # 3-8740	9309	A	0	84	0	2,450.00	245.00	-	2,205.00	-
2695	LIGHTING FIXTURES PAINT BOOTH	9407	A	0	84	0	12,394.00	1,239.40	-	11,154.60	-
2698	LIQUID STORAGE CAB (QTY 4)	9503	A	0	84	0	2,879.50	28.80	-	2,850.80	-
2699	MOTCH REBUILD MACH 696	9508	A	0	84	0	71,243.84	7,124.38	-	64,119.46	-
2700	TOOLING FOR FLUID COMP	9505	A	0	84	0	1,236.30	12.36	-	1,223.94	-
2706	WELDER, LINCOLN DC-400	9512	A	0	84	0	3,695.86	-	-	3,695.86	-
2707	WELDER, LINCOLN DE-400	9512	A	0	84	0	3,695.86	-	-	3,695.86	-
2715	PAINT GUNS (2)	9607	A	0	60	0	1,523.50	-	-	1,523.50	-
2716	HYDRAULIC HOSE CLEANING	9608	A	0	60	0	2,654.55	26.55	-	2,628.00	-
2717	AIR DRYER FOR PAINT SHOP	9711	A	0	84	0	8,816.84	-	-	8,816.84	-
2721	WELDER MIG LINCOLN	9703	A	0	84	0	3,265.00	326.50	-	2,938.50	-
2723	WELDER MIG LINCOLN	9703	A	0	84	0	3,264.22	326.42	-	2,937.80	-
2724	1 TON COFFING ELECTRIC	9704	A	0	84	0	2,437.80	243.78	-	2,194.02	-
2725	TRW NELSON STUD WELDER	9703	A	0	60	0	5,198.00	-	-	5,198.00	-
2726	MILLING MACHINE 210 TF	9705	A	0	84	0	11,504.00	1,150.40	-	10,353.60	-
2728	WELDER	97C7	A	0	84	0	1,827.60	182.76	-	1,644.84	-
2729	WELDER, LN7 GMA LINCOLN	9707	A	0	84	0	3,304.24	330.42	-	2,973.82	-
2732	WELDER MIG LINCOLN	9708	A	0	84	0	3,304.24	330.42	-	2,973.82	-
2734	GRATING SHOT BLAST	9711	A	0	84	0	9,601.92	-	-	9,601.92	-
2739	MACH 702 TOOL RETROFIT	9902	A	0	84	0	37,119.01	-	-	37,119.01	-
2740	HYDRAULIC OIL FILTER BUGGY	9810	A	0	60	0	1,486.74	-	-	1,486.74	-
2743	ALUM WIRE FED WELDER	9811	A	0	84	0	2,495.00	-	-	2,495.00	-
2744	CUTOFF SAW EVERETT 22"	9810	A	0	84	0	5,059.75	-	-	5,059.75	-
2748	MACH 265 DIGITAL READOUT	9902	A	0	84	0	1,385.00	-	-	1,385.00	-
2750	MACH 192 DIGITAL READOUT	9903	A	0	84	0	1,912.00	-	-	1,912.00	-
L500	FORK LIFT CLARK	8907	A	0	84	0	10,000.00	-	-	10,000.00	-
2753	HOTSY FOR PAINT DEPT	0009	A	0	84	0	3,900.00	-	-	3,900.00	-
2754	PAINT GUN	0009	A	0	84	0	4,520.00	-	-	4,520.00	-
2755	TEST CELL WEIGHT INDICATOR	0009	A	0	84	0	6,392.00	-	-	6,392.00	-
2757	PLASMA ARC REPAIRS	0009	A	0	84	0	17,203.27	-	-	17,203.27	-
2758	VTL BULLARD MACHINE # 585 REPAIR	0009	A	0	84	0	5,925.83	-	-	5,925.83	-
2760	PORTABLE HOTSY FOR SERVICE CNTR	0009	A	0	84	0	4,895.00	-	-	4,895.00	-
KOT1	KOT ASSETS TRANS FROM STD ALLOY	9912	A	0	84	0	11,332.13	-	-	11,332.13	-
2767	WELD STATION BAY 7	0012	A	0	84	0	7,055.82	-	-	7,055.82	-
2763	ELEVATOR TEST STAND	0109	A	0	84	0	8,582.48	-	-	8,582.48	-
2769	FOWLER MINIDIGITAL HEIGHT GAGE	0109	A	0	84	0	3,200.00	-	-	3,200.00	-
2774	WELD STATION ASSY	0109	A	0	84	0	4,154.54	-	-	4,154.54	-
2783	30K MAST WELD FIXTURE WF-0102	0112	A	0	84	0	3,092.44	-	-	3,092.44	-
2784	RAW MATERIAL RACK SE 553	0112	A	0	84	0	2,791.28	-	-	2,791.29	-
2760	NDE MAG PARTICLE TESTER	0112	A	0	84	0	3,312.47	-	-	3,312.47	-
2765	CUTTERMASTER END MILL GRINDER	0211	A	0	84	0	3,810.12	-	-	3,810.12	-

GEFCO DEPRECIATION SCHEDULE

ASSET NO.	ASSET DESCR	ACQ YYMM	D M	AC PD	MAX STEPS	CURNT STEPS	ASSET COST	SALVAGE VALUE	CURR DEPR AMT	Apr-11 PREVIOUS DEPR	REMAINING DEPR
2786	KING OIL TOOL GAGES	0211	A	0	84	0	5,308.98	-	-	5,308.99	-
2789	REBUILD SMALL PARTS BLAST	0211	A	0	84	0	5,068.95	-	-	5,068.95	-
2780	LIGHT TOWER 27130T-USED	0211	A	0	84	0	6,000.00	-	-	6,000.00	-
2791	FOWLER HORIZONAL SUPERMIC	0302	A	0	84	0	42,328.00	-	-	42,328.00	-
2794	DELIQUESCENT DRYER TANK REPLACE	0306	A	0	84	0	3,386.88	-	-	3,386.88	-
2796	SCOTCHMAN DUAL OPERATOR IRON WO	0309	A	0	84	0	31,603.57	-	-	31,603.57	-
2798	Whitney 847C Plasma Retro Fit	0412	A	0	84	0	36,645.27	-	471.95	36,340.92	3,304.35
2799	10 Ton Overhead Crane	05-10	A	0	84	0	47,944.00	-	570.76	38,240.92	9,703.08
2800	Maintance Scissor Lift	05-10	A	0	84	0	4,631.97	-	55.14	3,694.38	937.59
2801	5 1/4" Fourway Brake Die	05-10	A	0	84	0	6,928.00	-	82.48	5,526.16	1,402.84
2807	Miter Arm Horizontal Band Saw	06-04	A	0	84	0	20,607.50	-	245.33	14,965.13	5,642.37
2809	Morrison Keyseater	06-12	A	0	84	0	20,437.00	-	243.30	12,894.90	7,542.10
2810	Lincoln Welder V350-PRO sn U1061111681	07-12	A	0	84	0	2,985.58	-	35.54	1,457.14	1,528.44
2811	Lincoln Welder V350-PRO sn U1061111682	07-12	A	0	84	0	2,985.58	-	35.54	1,457.14	1,528.44
2814	Goff 48" table blast & dust collector	07-12	A	0	84	0	38,493.00	-	457.08	18,740.28	19,654.72
2815	Overhead Crane 10 ton Bay 4	07-12	A	0	84	0	38,395.00	-	351.11	14,395.51	15,097.49
260	Overhead Crane 10 ton Bay 8/Service Centr	07-12	A	0	84	0	22,699.37	-	243.21	9,728.40	10,701.04
2819	Hyd Filter Assy System	08-01	A	0	84	0	4,221.00	2,269.93	50.25	1,758.75	2,462.25
2820	Tank & Filter Hydraulic Assy	08-06	A	0	84	0	3,221.00	-	38.35	1,342.25	1,878.75
GF1301	MACH & EQUIP, ENID, OK =======	08-06	A	0	84	0	1,045,475.88	368,072.55	2,880.05	580,019.86	81,383.47
2556	ELECTRICAL LINE	8606	A	0	120	0	4,089.27	-	-	4,089.27	-
GF1302	POWER FEED WIRING, ENID, OK ===				21200-1-0-0		4,089.27			4,089.27	
2613	JIGS & FIXTURES	8907	A	0	84	0	35,000.00	-	-	35,000.00	-
2802	Mast Weld Table	0605	3		84	0	18,114.23	-	215.65	12,939.00	5,175.23
GF1306	JIGS & FIXTURERS, ENID, OK ===				22000-1-0-0		53,114.23		215.65	47,939.00	5,175.23
2614	PATTERNS & MOLD	8907	A	0	84	0	172,500.00	-	-	172,500.00	-
2702	MOLD REPAIRS FOR CASTING	9505	A	0	84	0	1,200.00	-	-	1,188.00	-
2709	PATTERN COTTA PTO	9701	A	0	60	0	24,055.00	12.00	-	24,055.00	-
2762	PATTERN K33044DZ	0009	A	0	60	0	7,400.00	-	-	7,400.00	-
2764	PROTOTYPE TOPHEAD CASTINGS	0012	A	0	60	0	17,000.00	-	-	17,000.00	-
2771	PROTOTYPE TOPHEAD CASTINGS	0109	A	0	60	0	15,000.00	-	-	15,000.00	-
2772	TOOLING FOR 150T LINKS	0109	A	0	60	0	47,081.00	-	-	47,081.00	-
2775	PATERN NK32483BZ	0109	A	0	60	0	5,300.00	-	-	5,300.00	-
2778	PATERN N10MB01RXLT	0109	A	0	60	0	8,850.00	-	-	8,850.00	-
2779	PATERN NK32462DZ	0109	A	0	60	0	5,300.00	-	-	5,300.00	-
2788	35MB PATERNS	0211	A	0	60	0	22,508.63	-	-	22,508.63	-
2787	RE WORK TOOLING FOR 150T LINKS	0502	A	0	20	0	4,500.00	-	-	4,500.00	-
2803	N50MB142 HOUSING PATTERN	0604	A	0	60	0	20,934.38	-	-	20,934.38	-
2604	N50MB142 BEARING HOUSING Patem	0604	A	0	60	0	11,418.75	-	-	11,418.75	-

Z COMPUTED ASSET/SOF FIXED ASSETS_AWDN/2GEO

GEFCO DEPRECIATION SCHEDULE

ASSET NO.	ASSET DESCR	ACQ YYMM	D M	AC PD	MAX STEPS	CURNT STEPS	ASSET COST	SALVAGE VALUE	CURR DEPR AMT	Apr-11 PREVIOUS DEPR	REMAINING DEPR
2805	N50MB01ZLT BAIL PATTERN	0604	A	0	60	0	8,700.00	-	-	8,700.00	-
2806	N50MB04Z Patern	0512	A	0	60	0	6,071.00	-	-	6,071.00	-
2808	K-C8124178 PATTERN	0604	A	0	60	0	4,355.00	-	-	4,355.00	-
2812	N5SX082 Bonnet Pattern	0712	A	0	60	0	8,250.00	-	137.50	5,637.50	2,612.50
2816	150 Ton Link Tooling	0806	A	0	60	0	27,800.00	-	463.34	16,216.90	11,583.10
2817	N25KRH 07 Investment Casting	0806	A	0	60	0	2,565.00	-	42.75	1,496.25	1,068.75
2818	N25KRH 08 Investment Casting	0806	A	0	60	0	2,760.00	-	46.00	1,610.00	1,150.00
2821	350 Ton Big Eye Links Tooling	0812	A	0	60	0	61,126.77	-	1,018.78	29,544.62	31,582.15
2823	35KT Tong Patterns & Tooling	0812	A	0	60	0	94,647.80	-	1,577.46	45,746.34	48,901.46
2824	150 Ton Big Eye Links Tooling	0907	A	0	60	0	69,300.00	-	1,155.00	25,410.00	43,890.00
GF1307	PATTERNS & MOLDS, ENID, OK										
	24000-1-0-0						648,623.33	12.00	4,440.83	507,823.37	140,787.96
2607	RADIO, PORTABLE	8909	A	0	60	0	633.57	-	-	633.57	-
2608	RADIO, PORTABLE	8909	A	0	60	0	633.59	-	-	633.59	-
2741	SURFCAM COMPUTER & SOFTWARE	9810	A	0	60	0	12,270.42	-	-	12,270.42	-
GF1309	OFFICE MACH EQUIP, ENID										
	27000-1-0-0						13,537.58	-	-	13,537.58	-
2585	ROOF VENTS & FANS	8703	A	0	120	0	1,192.05	119.21	-	1,072.84	-
GF1331	MISC CONSTRUCTION, ENID, OK										
	28000-1-0-0						1,192.05	119.21	-	1,072.84	-
2582	TRAILER, BATON ROUGE	9207	A	0	60	0	4,180.88	-	-	4,180.88	-
2793	2003 CHEV 1/2 TON PICKUP	0303	A		60		14,827.00	-	-	14,827.20	-
GF4341	TRUCKS & TRAILERS, ENID										
	29000-1-0-0						19,007.88	-	-	19,008.08	-
GF7308	OFFICE FURN & FIX, HOUSTON										
	25000-1-0-0						-	-	-	-	-
COMPANY CODE GF							7,943,200.27	1,627,330.70	13,489.85	4,827,738.81	1,488,130.96

ASSET NO.	GL ACCT	ASSET DESCR	ACQ YYMM	O M	AC PD	MAX STEPS	CURNT STEPS	ASSET COST	SALVAGE VALUE	Apr-11 CURR DEPR AMT	PREVIOUS DEPR	REMAINING DEPR
0001	8805	WELDER, MILLER CP-300#JH238230	A	O		84	0	2,600.00	250.00	-	2,340.00	-
0002	8805	WELDER, MILLER CP-300#JH237205	A	O		84	0	2,600.00	250.00	-	2,340.00	-
0003	8805	WELDER, MILLER CP-300#JH237204	A	O		84	0	2,600.00	250.00	-	2,340.00	-
0004	8805	WELDER, MILLER CP-300#JH238220	A	O		84	0	2,600.00	250.00	-	2,340.00	-
0005	8805	WELDER, MILLER CP-300#JH238228	A	O		84	0	2,600.00	250.00	-	2,340.00	-
0006	8805	WELDER, MILLER CP-300#JH238222	A	O		84	0	2,600.00	250.00	-	2,340.00	-
0007	8805	WELDER, MILLER CP-300 NO S/R#	A	O		84	0	2,600.00	250.00	-	2,340.00	-
0008	8805	WELDER, MILLER CP-300 NO S/R#	A	O		84	0	1,433.33	143.33	-	1,290.00	-
0009	8805	WELDER, MILLER CP-300 NO S/R#	A	O		84	0	1,433.33	143.33	-	1,290.00	-
0010	8805	WELDER, MILLER CP-300 NO S/R#	A	O		84	0	1,433.33	143.33	-	1,290.00	-
0011	8805	WELDER, MILLER CP-300 NO S/R#	A	O		84	0	1,433.33	143.33	-	1,290.00	-
0012	8805	WELDER, MILLER CP-300 NO S/R#	A	O		84	0	1,433.33	143.33	-	1,290.00	-
0013	8805	WELDER, LINCOLN SR# AC#21324	A	O		84	0	1,433.35	143.33	-	1,290.02	-
0014	8805	WELDER, LINCOLN SR #AC#41017	A	O		84	0	2,000.00	200.00	-	1,800.00	-
0015	8805	WELDER, MILLER SR #HK272904	A	O		84	0	1,400.00	140.00	-	1,260.00	-
0016	8805	WELDER, MILLER SR #HK272727	A	O		84	0	1,400.00	140.00	-	1,260.00	-
0017	8805	WELDER, MILLER SR #W528728	A	O		84	0	1,400.00	140.00	-	1,260.00	-
0018	8805	WELDER, MILLER SR #LA366143	A	O		84	0	1,400.00	140.00	-	1,260.00	-
0019	8805	WELDER, MILLER SR#72-593321	A	O		84	0	800.00	80.00	-	720.00	-
0020	8805	WELDER, MILLER SR #HJ-146459	A	O		84	0	800.00	80.00	-	720.00	-
0021	8805	WELDER, MILLER SR #72-652227	A	O		84	0	800.00	80.00	-	720.00	-
0022	8805	WELDER, MILLER SR #72609326	A	O		84	0	800.00	80.00	-	720.00	-
0023	8805	WELDER, AIRCO SR#RG903234	A	O		84	0	2,000.00	200.00	-	1,800.00	-
0024	8805	WELDER, MILLER SR #AJG-125145	A	O		84	0	2,000.00	200.00	-	1,800.00	-
0025	8805	WELDER, LINCOLN SR #AC#21324	A	O		84	0	1,400.00	200.00	-	1,800.00	-
0026	8805	WELDER, LINDE SR #B-289057E	A	O		84	0	1,400.00	140.00	-	1,260.00	-
0027	8805	WELDER, MILLER SR #SG122388	A	O		84	0	2,000.00	200.00	-	1,800.00	-
0028	8805	WELDER, AIRCO SR#1467692	A	O		84	0	2,000.00	200.00	-	1,800.00	-
0029	8805	WELDER, MILLER SR #125140	A	O		84	0	1,400.00	140.00	-	1,260.00	-
0030	8805	WELDER, MILLER SR #HK25911	A	O		84	0	2,000.00	200.00	-	1,800.00	-
0031	8805	WELDER, MILLER SR #HD-721471	A	O		84	0	1,400.00	140.00	-	1,260.00	-
0032	8805	WELDER, AIRCO SR#RG902294	A	O		84	0	800.00	80.00	-	720.00	-
0033	8805	WELDER, LINCOLN SR#4424292	A	O		84	0	1,400.00	140.00	-	1,260.00	-
0034	8805	WELDER, LINCOLN SR #AC#14508	A	O		84	0	1,400.00	140.00	-	1,260.00	-
0035	8805	WELDER, MILLER SR #71-989212	A	O		84	0	800.00	80.00	-	720.00	-
0036	8805	WELDER, AIRCO SR#HE76699	A	O		84	0	1,400.00	140.00	-	1,260.00	-
0037	8805	WELDER, LINCOLN SR #910707	A	O		84	0	1,400.00	140.00	-	1,260.00	-
0038	8805	WELDER, MILLER SR #W528733	A	O		84	0	2,100.00	210.00	-	1,890.00	-
0039	8805	WELDER, MILLER SR #911036	A	O		84	0	1,600.00	160.00	-	1,440.00	-
0040	8805	WELDER, MILLER SR #HE563849	A	O		84	0	1,600.00	160.00	-	1,440.00	-
0041	8805	WELDER, MILLER SR #W528730	A	O		84	0	1,600.00	160.00	-	1,440.00	-
0042	8805	WELDER, MILLER SR #W528730	A	O		84	0	1,600.00	160.00	-	1,440.00	-

ASSET NO.	GL ACCT	ASSET DESCR	ACQ YYMM	D M	AC PD	MAX STEPS	CURNT STEPS	ASSET COST	SALVAGE VALUE	CURR DEPR AMT	PREVIOUS DEPR	REMAINING DEPR
0043		WELDER, MILLER SR #HG662845	8805	A	0	84	0	1,600.00	160.00	-	1,440.00	-
0044		WELDER, MILLER SR #W524565	8805	A	0	84	0	1,600.00	160.00	-	1,440.00	-
0045		WELDER, LINCOLN SR #AC4013504	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0046		WELDER, LINCOLN SR #AC421481	8805	A	0	84	0	1,600.00	160.00	-	1,440.00	-
0047		WELDER, MILLER SR #HC664850	8805	A	0	84	0	1,600.00	160.00	-	1,440.00	-
0048		WELDER, LINCOLN SR #AC467854	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0049		SELDER, AIRCO SR #RG900236	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0050		WELDER, MILLER SR #HD663647	8805	A	0	84	0	1,600.00	160.00	-	1,440.00	-
0051		WELDER, MILLER SR #W528735	8805	A	0	84	0	1,600.00	160.00	-	1,440.00	-
0052		WELDER, LINCOLN SR #AC421479	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0053		WELDER, MILLER SR #W528735	8805	A	0	84	0	1,600.00	160.00	-	1,440.00	-
0054		WELDER, AIRCO SR #RG905213	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0055		WELDER, MILLER SR #W528734	8805	A	0	84	0	2,100.00	210.00	-	1,890.00	-
0056		WELDER, MILLER SR #71-564900	8805	A	0	84	0	1,300.00	130.00	-	1,170.00	-
0057		WELDER, LINCOLN SR #AC441023	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0058		WELDER, AIRCO SR #RG906974	8805	A	0	84	0	2,000.00	200.00	-	1,800.00	-
0059		WELDER LINCOLN, AC461704	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0060		WELDER, LINCOLN SR #AC434811	8805	A	0	84	0	1,600.00	160.00	-	1,440.00	-
0081		WELDER, AIRCO SR #S143080	8805	A	0	84	0	2,100.00	210.00	-	1,890.00	-
0052		WELDER, MILLER SR #JA365121	8805	A	0	84	0	2,000.00	200.00	-	1,800.00	-
0063		WELDER, MILLER SR #JG125146	8805	A	0	84	0	2,000.00	200.00	-	1,800.00	-
0064		WELDER, MILLER SR #JAS365120	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0065		WELDER, MILLER SR #71-664899	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0066		WELDER, MILLER SR #S433183	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0067		WELDER, MILLER SR #P357183	8805	A	0	84	0	1,600.00	160.00	-	1,440.00	-
0068		WELDER, MILLER SR #HD663846	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0069		WELDER, AIRCO SR #RG906372	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0070		WELDER, MILLER SR #W528732	8805	A	0	84	0	1,600.00	160.00	-	1,440.00	-
0071		WELDER, MILLER SR #70-543603	8805	A	0	84	0	800.00	80.00	-	720.00	-
0072		WELDER, MILLER SR #R393078	8805	A	0	84	0	2,100.00	210.00	-	1,890.00	-
0073		WELDER, WORLD-WIDE SR #60518	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0074		WELDER, MILLER SR #71-56286	8805	A	0	84	0	2,100.00	210.00	-	1,890.00	-
0075		WELDER, MILLER SR #72-652228	8805	A	0	84	0	800.00	80.00	-	720.00	-
0076		WELDER, MILLER SR #P330230	8805	A	0	84	0	1,600.00	160.00	-	1,440.00	-
0077		WELDER, MILLER SR #71-581-365	8805	A	0	84	0	2,100.00	210.00	-	1,890.00	-
0078		WELDER, AIRCO SR #HE756798	8805	A	0	84	0	800.00	80.00	-	720.00	-
0079		WELDER, MILLER SR #HD663848	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0080		WELDER, HOBERT SR #42TW2186	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0081		WELDER, MILLER SR #JA366L4L	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0082		WELDER, MILLER SR #JG122370	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0083		WELDER, MILLER SR #P330P31	8805	A	0	84	0	800.00	80.00	-	720.00	-
0084		WELDER, MILLER SR #HD2172	8805	A	0	84	0	800.00	80.00	-	720.00	-
0085		WELDER, LINCOLN SR #AC421455	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0086		WELDER, MILLER SR #70-543602	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0087		WELDER, MILLER SR #HG122637	8805	A	0	84	0	2,000.00	200.00	-	1,800.00	-
0088		WELDER, MILLER SR #W62573L	8805	A	0	84	0	800.00	80.00	-	720.00	-
0089		WELDER, MILLER SR #W528736	8805	A	0	84	0	800.00	80.00	-	720.00	-
0090		WELDER, MILLER SR #HD662853	8805	A	0	84	0	800.00	80.00	-	720.00	-
0091		WELDER, MILLER SR #HD663836	8805	A	0	84	0	1,600.00	160.00	-	1,440.00	-
0092		WELDER, MILLER SR #HK239960	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0093		WELDER, MILLER SR #SA365144	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0094		WELDER, LINCOLN SR #AC421477	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0095		WELDER, MILLER SR #TT487739	8805	A	0	84	0	800.00	80.00	-	720.00	-
0096		WELDER, AIRCO SR #HE786943	8805	A	0	84	0	1,600.00	160.00	-	1,440.00	-
0097		WELDER, LINCOLN SR #AC416041	8805	A	0	84	0	1,400.00	140.00	-	1,260.00	-
0099		30 (20K) ALUMINUM GUNS	8805	A	0	84	0	52,000.00	5,200.00	-	46,800.00	-
0100		SPARE PARTS; MISC	8805	A	0	84	0	129,000.00	12,900.00	-	116,100.00	-
0101		HAND TOOLS, MISC	8805	A	0	84	0	9,500.00	950.00	-	8,550.00	-

ASSET NO.	GL ACCT	ASSET DESCR	ACQ YYMM	B M	AC PD	MAX STEPS	CURNT STEPS	ASSET COST	SALVAGE VALUE	CURR DEPR AMT	PREVIOUS DEPR	REMAINING DEPR
0102		POWER TOOLS, MISC	8805	A	0	84	0	3,800.00	380.00	-	3,420.00	-
0103		GRINDER, BALDOR (6821211) 3/4	8805	A	0	84	0	100.00	10.00	-	90.00	-
0104		ABRASIVE CUT-OFF MCH 14" MILWA	8805	A	0	84	0	7,700.00	770.00	-	6,930.00	-
0105		HOIST, ELEC CM 2-TON	8805	A	0	84	0	1,600.00	160.00	-	1,440.00	-
0106		H-FRAME SHOP PRESS, MANLEY 25T	8805	A	0	84	0	3,000.00	300.00	-	2,700.00	-
0107		GRINDER, BALDOR SR #21211 3/4	8805	A	0	84	0	100.00	10.00	-	90.00	-
0108		HYDRAULIC SHEAR, CIN 3DLX3/8"	8805	A	0	84	0	138,000.00	13,800.00	-	124,200.00	-
0109		PRESS BREAK, CIN MOD 300H	8805	A	0	84	0	95,000.00	9,500.00	-	85,500.00	-
0110		BENCH GRINDER, BALDOR 3/4HP	8805	A	0	84	0	100.00	10.00	-	90.00	-
0111		BENCH GRINDER, MILWAUKEE 3/4HP	8805	A	0	84	0	100.00	10.00	-	90.00	-
0112		GRINDER-BAEDOR 810-163-4.1-1/2	8805	A	0	84	0	100.00	10.00	-	90.00	-
0113		SHEAR, CININNATI MO1812#33670	8805	A	0	84	0	62,400.00	6,240.00	-	56,160.00	-
0114		PRESS BREAK, CIN SERIES 9X12	8805	A	0	84	0	64,800.00	6,480.00	-	58,320.00	-
0115		PLATE BENDING ROLL, CLEVELAND	8805	A	0	84	0	6,500.00	650.00	-	5,850.00	-
0116		WELDING JIG	8902	A	0	84	0	9,289.00	928.90	-	8,360.10	-
0117		SKID LIFTER	8902	A	0	84	0	2,884.00	288.40	-	2,595.60	-
0118		CHASSIS TURNER	8903	A	0	84	0	1,977.00	197.70	-	1,779.30	-
0119		AUTO WELDER	8903	A	0	84	0	15,395.00	1,539.50	-	13,855.50	-
0120		AUTO WELDER	8904	A	0	84	0	10,307.00	1,030.70	-	9,276.30	-
0121		TEST UNIT TP-55	8805	A	0	84	0	5,634.00	563.40	-	5,070.60	-
0122		SERIAL NUMBER MACHINE	8805	A	0	84	0	802.00	80.20	-	721.80	-
0123		AUTO WELDING JIGS	8906	A	0	84	0	1,247.00	124.70	-	1,122.30	-
0124		AUTO WELDING JIGS	8907	A	0	84	0	420.00	42.00	-	378.00	-
0125		HUCK TOOL	8909	A	0	84	0	2,324.00	232.40	-	2,091.60	-
0126		HUCK POWER RIG HOSE KIT	8910	A	0	84	0	3,532.00	353.20	-	3,178.80	-
0127		MOTORIZED HEAD & TAIL WELDER	8909	A	0	84	0	15,000.00	1,500.00	-	13,500.00	-
0129		TRAILER, STECO DROP DECK 40'	8805	A	0	84	0	10,000.00	1,000.00	-	9,000.00	-
0130		TRAILER, STECO DROP SECK, 40'	8805	A	0	84	0	10,000.00	1,000.00	-	9,000.00	-
0131		TRAILER, STECO, DROP DECK 40'	8805	A	0	84	0	10,000.00	1,000.00	-	9,000.00	-
0132		TRAILER STECO FLAT BED 45'	8805	A	0	84	0	10,500.00	1,050.00	-	9,450.00	-
0133		MILLER TRAILBLAZER	8806	A	0	84	0	2,800.00	280.00	-	2,520.00	-
0134		SOLVENT RECOVERY UNIT	8907	A	0	120	0	856.00	85.60	-	770.40	-
0135		SOLVENT RECOVERY UNIT	8908	A	0	120	0	20.00	2.00	-	18.00	-
0136		SOLVENT RECOVERY UNIT	8910	A	0	120	0	922.00	92.20	-	829.80	-
0137		SOLVENT RECOVERY UNIT	8911	A	0	120	0	3,662.00	366.20	-	3,295.80	-
0138		PLANT EQUIPMENT,LADDERS,JIGS,E	8805	A	0	84	0	47,100.00	4,510.00	-	42,590.00	-
0146		MOBILE RADIO AT PENN LOCATION	8905	A	0	84	0	1,472.00	147.20	-	1,324.80	-
0147		MOBILE RADIO AT PENN LOCATION	8905	A	0	84	0	1,472.00	147.20	-	1,324.80	-
0148		MOBIL RADIOS W/CHARGERS	8807	A	0	84	0	1,092.00	109.20	-	982.80	-
0149		MOBIL RADIOS W/CHARGERS	8810	A	0	84	0	1,092.00	109.20	-	982.80	-
0151		MOBIL RADIO, MOTOROLA	9107	A	0	84	0	424.00	42.40	-	381.60	-
0174		FAB CENTER	9404	A	0	84	0	7,669.63	-	-	7,669.63	-
0175		BANDSAW, W/S 118, 230 3PH	9411	A	0	84	0	5,360.00	536.00	-	4,824.00	-
0176		YARD MULE REPAIRS (NEW ENGIN)	9504	A	0	60	0	9,415.36	-	-	9,415.36	-
0181	22000	(3)SEARS TOOL BOXES W/TOOLS	9604	A	0	84	0	900.29	90.29	-	810.00	-
0183	22000	BOTTOM BLOCK & UPPER SHEAVE	9607	A	0	84	0	2,670.04	267.00	-	2,403.04	-
0184	22000	HUCK TOOL & NOSE ASSY 202	9610	A	0	60	0	1,099.00	100.00	-	999.00	-
0186	22000	ESAB PCM-1000I PLASMA	9701	A	0	84	0	3,466.77	345.68	-	3,120.09	-
0187	22000	HUCK TOOL & NOSE ASSY 230	9703	A	0	84	0	1,061.00	106.10	-	954.90	-
0188	22000	HUCK TOOL ASSY. 1/4" MG-STD	9706	A	0	84	0	1,242.00	124.20	-	1,117.80	-
0191	22000	WELDERR,MLR #KH421117/391107	9709	A	0	84	0	1,900.00	190.00	-	1,710.00	-
0192	22000	WELDER, MLR #KH421118/391074	9709	A	0	84	0	1,900.00	190.00	-	1,710.00	-
0193	22000	WELDER, #KH421123/479143	9709	A	0	84	0	1,900.00	190.00	-	1,710.00	-
0182	26000	MOBILE RADIO W/CHARGER (4)	9605	A	5	60	0	1,818.46	181.84	-	1,636.62	-
0190	26000	PORTABLE RADIOS SP50 MOTOROLA	9708	A	0	60	0	1,583.40	158.34	-	1,425.06	-
0194	26000	PORTABLE RADIO SP50 MOTOROLA	9711	A	0	60	0	395.85	39.58	-	356.27	-
0195	26000	PORTABLE RADIOS SP50 MOTOROLA	9711	A	0	60	0	395.85	39.58	-	356.27	-
0200	22000	SELF DUMPING HOPPERS	9803	A	0	60	0	2,800.00	-	-	2,800.00	-

ASSET NO.	GL ACCT	ASSET DESCR	ACQ YYMM	D M	AC PD	MAX STEPS	CURNT STEPS	ASSET COST	SALVAGE VALUE	CURR DEPR AMT	PREVIOUS DEPR.	REMAINING DEPR
0201	22000	JIG TABLE TITAN STYLE DUMP	9803	A	0	60	0	3,000.00	-	-	3,000.00	-
0202	22000	REWORK BLADE ON LARGE SHEAR	9804	A	0	84	0	4,200.00	-	-	4,200.00	-
0204	22000	SELF DUMPING HOPPERS	9811	A	0	60	0	4,200.00	-	-	4,200.00	-
0205	22000	MILLER WELDER SNKJ202465	1198	A	0	84	0	1,887.32	188.73	-	1,698.59	-
0206	22000	MILLER WELDER SN-KJ202463	1198	A	0	84	0	1,887.32	188.73	-	1,698.59	-
0207	22000	MILLER WELDER SN-KJ202466	1198	A	0	84	0	1,887.32	188.73	-	1,698.59	-
0210	22000	RAW MATERIAL RACK	9904	A	0	60	0	4,312.05	-	-	4,312.05	-
0211	22000	WELDER, MLR KJ270271, KJ272169	9906	A	0	60	0	1,846.06	184.60	-	1,661.46	-
0212	22000	WELDER, MLR KJ270272, KJ272173	9906	A	0	60	0	1,846.06	184.60	-	1,661.46	-
0213	22000	MACHINERY & EQUIPMENT	9907	A	0	60	0	1,887.32	188.73	-	1,698.59	-
0214	22000	WELDER, MLR KK118493-KK124050	789	A	0	60	0	1,887.32	188.73	-	1,698.59	-

| ST1020 | | MACHINERY & EQUIPMENT | | | | | | 1,500,442.29 | 141,431.79 | 5,998.11 | 1,036,556.27 | 317,189.32 |

0145		TYPEWRITER, AT PENN LOCATION	8911	A	0	84	0	781.00	-	-	781.00	-
0152		FAX MACHINE, AT PENN LOCATION	9307	A	0	84	0	1,253.45	-	-	1,253.45	-
0163		PRINTERS, EPSON LQ1170	9310	A	0	60	0	1,056.38	-	-	1,056.38	-
0164		PRINTER, EPSON LQ1170	8310	A	0	60	0	1,056.37	-	-	1,056.37	-
0165		COMPUTER, COMPAQ PROLINE 4/25S	9306	A	0	60	0	1,840.58	-	-	1,840.58	-
0166		PRINTER, CANNON BJ-200	9306	A	0	60	0	364.93	-	-	364.93	-
0167		PRINTER, CANON, BUBBLE JET	9305	A	0	36	0	517.60	-	-	517.60	-
0173		COMPUTER, 1995 LEADING EDGE	9504	A	0	60	0	1,397.48	-	-	1,397.48	-
0185	26000	586 PENT. 850 MEG HD COMPUTER	6612	A	0	60	0	1,053.50	-	-	1,053.50	-
0196	26000	COMPUTER ASHT-2338B	9803	A	0	60	0	1,144.31	-	-	1,144.31	-

| ST1020 | | OFFICE MACHINERY & EQUIPMENT | | | | | | 41,884.93 | 372.53 | - | 41,512.40 | - |

0173		RAILCAR JIG	9403	A	0	54	0	1,774.79	-	-	1,774.79	-
0175		DIE #14100, ALM. DEAD HINGE	9604	A	0	60	0	2,150.00	-	-	2,150.00	-
0176		DIE #14101, ALM. LIVE HINGE	9604	A	0	60	0	1,250.00	-	-	1,250.00	-
0177		DIE #14102	9604	A	0	60	0	750.00	-	-	750.00	-
0178		DIE #14103, AGRI TOP RAIL	9604	A	0	60	0	1,350.00	-	-	1,350.00	-
0179		DIE #14105, ALM. REAR POST	9604	A	0	60	0	1,600.00	-	-	1,600.00	-
0180		DIE #14106, ALM. AGRI RUB RAIL	9604	A	0	60	0	3,000.00	-	-	3,000.00	-
0203		9" TOP RAIL	9805	A	0	60	0	1,700.00	-	-	1,700.00	-

ASSET NO.	GL ACCT	ASSET DESCR	ACQ YYMM	D M	AC PD	MAX STEPS	CURNT STEPS	ASSET COST	SALVAGE VALUE	CURR DEPR AMT	PREVIOUS DEPR	REMAINING DEPR
0208		DIE CHARGE 7.125 RUB RAIL	9902	A	0	60	0	2,880.00	-	-	2,880.00	-
0209		DIE CHARGE 7.75 RUB RAIL	9902	A	0	60	0	2,880.00	-	-	2,880.00	-

| ST1021 | | JIGS & FIXTURERS | | | | | | 161,074.39 | 13,419.73 | 1,601.31 | 119,283.25 | 28,679.62 |

ASSET NO.	GL ACCT	ASSET DESCR	ACQ YYMM	D M	AC PD	MAX STEPS	CURNT STEPS	ASSET COST	SALVAGE VALUE	CURR DEPR AMT	PREVIOUS DEPR	REMAINING DEPR
0139		DESK, AT PENN LOCATION	8904	A	0	84	0	238.00	-	-	238.00	-
0140		CHAIR, AT PENN LOCATION	8905	A	0	84	0	260.50	-	-	260.50	-
0141		CHAIR, AT PENN LOCATION	8905	A	0	84	0	260.50	-	-	260.50	-
0142		CREDENZA, AT PENN LOCATION	8905	A	0	84	0	330.00	-	-	330.00	-
0143		FILE, AT PENN LOCATION	8905	A	0	84	0	213.00	-	-	213.00	-
0144		TV /VCR, AT PENN LOCATION	8905	A	0	84	0	837.00	83.70	-	753.30	-
0153		CHAIR, SIDE BLACK STEEL	9306	A	0	84	0	161.29	16.13	-	145.16	-
0154		CHAIR, SIDE BLACK STEEL	9306	A	0	84	0	161.29	16.13	-	145.16	-
0155		CHAIR, SIDE BLACK STEEL	9306	A	0	84	0	161.29	16.13	-	145.16	-
0156		CHAIR, SIDE BLACK STEEL	9306	A	0	84	0	161.29	16.13	-	145.16	-
0157		CHAIR, EXECUTIVE LEATHER BLACK	9306	A	0	84	0	431.92	43.19	-	388.73	-
0158		CHAIR, EXECUTIVE LEATHER BLACK	9306	A	0	84	0	431.92	43.19	-	388.73	-
0159		DESK, EXECUTIVE GRAY MASONITE	9306	A	0	84	0	553.97	55.40	-	498.57	-
0160		TABLE, TYPEWRITER GRAY MASONIT	9306	A	0	84	0	162.38	16.24	-	146.14	-
0161		TABLE, TYPEWRITER GRAY MASONIT	9306	A	0	84	0	152.37	16.24	-	146.13	-
0162		CREDENZA, GRAY MASONITE	9306	A	0	84	0	323.75	32.38	-	291.37	-
0171		WORK CENTER - STEVE 2 DESK,	9311	A	0	60	0	723.37	-	-	723.37	-
0172		CHAIR, EXECUTIVE, GRAY - STEVE	9311	A	0	60	0	259.94	-	-	259.94	-
0174		NIMLOKK K-30 SHOW DISPLAY	9603	A	0	84	0	9,744.83	-	-	9,744.83	-

| ST1030 | | FURNITURE & FIXTURES | | | | | | 15,974.09 | 394.41 | 4.24 | 15,538.70 | 40.98 |

| | | TRUCKS | | | | | | 24,763.05 | 2,476.31 | 464.31 | 13,929.25 | 7,893.19 |

| | | CIP | | | | | | | | | | |

ASSET NO.	GL ACCT	ASSET DESCR	ACQ YYMM	D M	AC PD	MAX STEPS	CURNT STEPS	ASSET COST	SALVAGE VALUE	CURR-DEPR AMT	PREVIOUS DEPR	REMAINING DEPR
COMPANY		CODE ST =======	===	===	===	=======	=======	2,434,008.49	156,096.77	10,883.67	1,574,063.32	693,593.63
**REPO RT TOTALS		=======	===	===	===	=======	=======	2,434,008.49	158,094.77	10,883.67	1,574,063.36	693,593.63

OWNED MOTOR VEHICLES

GEFCO:

Owner Title Registration	Vehicle Identification Number	Description/Model
Lasalle National Leasing Corp.	1FTRF12W06KB73334	2006 Ford F150
Lasalle National Leasing Corp.	1FTSX215X6EB93859	2006 Ford F250
GEORGE E. FAILING COMPANY (GEFCO)	1W91C482X4M288037	2004 Wilken Trailer
P & K EQUIPMENT INC	M00CXRA052768	2007 Gator CX
GEFCO	4R7BU1823T0	TOPHAT CARH TRLR

STECO:

Owner Title Registration	Vehicle Identification Number	Description/Model
STECO A DIVISION OF BLUE TEE CORP.	1C9BB34B4JM110098	1988 Clements trailer

GEFCO: LEASED ASSETS

Owner/Lessor	Model/ Identification Number	Description
DOOSAN GLOBAL FINANCE	MM-00332	Lift Truck
DOOSAN GLOBAL FINANCE	MM-00333	Lift Truck
DOOSAN GLOBAL FINANCE	PI-00261	Forklift
DOOSAN GLOBAL FINANCE	PI-00221	Forklift
La Salle National Leasing Corp.	1gchk29k97e561937	2007 Chevy Silverado
XEROX	VXX-001020	Accounting
XEROX	VXX-001027	Material Control
XEROX	VXX-001030	Engineering
XEROX	LBP-255214	Parts
XEROX	PBB-008918	Color- Sales
PITNEY BOWES	DG00 & 1FW4	Subscription/Meter Rental

STECO: _LEASED_

Owner	Model/ Identification Number	Description
MARLIN LEASING	ARP35/1872	LASER PRINTER
WESTQUIP (TOYOTA MOTOR CREDIT)	7FGKU40-70408	2010 FORKLIFT
LASALLE NATIONAL LEASING CORPORATION	VARIOUS	26-MILLER WELDERS

SCHEDULE 2.2(f)

EXCLUDED INVENTORY IDENTIFIED BY BUYER AND USED TRAILERS

Please see attached.

Steco Inv 09-30-11 Report 1

							10/01/10 -09/30/11	10/01/09 -09/30/10	10/01/10 -09/30/11	10/01/09 -09/30/10												
Part #	Description	Std Cost	Qty Onhand	Ext Cost	P/M	CC	Last Count Date	Last Receive Date	Last Usage Date	Receipt year 1	Receipt year 2	Usage year 1	Usage Year 2	Mo's last used / Max Date	1/3-1/3 Reserve %	1/3 - 1/3 Reserve	Units O/H less 1 year	2 yr Usage	Excess Quantity	Excess $	Greater of the 2 reserves	net Inventory
ST-3042Z	SUSP. LOAD CELL SYS NEWAY	2,141 25	4	8,565 00	P	B9	8/31/2011		12/31/1996	-	-	-	-	12/31/98	100	100 00%	8,565	4	-	4	8,565 00	8,565.00	
ST-30108	ADJSTR, SLK AUTO RKWL/GUN	52 68	125	6,584 63	P	B7	6/31/2011		10/9/2001	-	-	-	-	10/09/01	100	100 00%	6,585	125	-	125	6,584 63	6,584 63	(0 01)
ST-61101-2	RUB RAIL, ALM 7 1/8" / 102W	10 75	983	10,562 34	P	A3	8/31/2011	4/19/2010	9/29/2011	-	2,502	(33)	(372)	09/29/11	-			983	465	518	5,565 91	5,565.91	4,996 43
ST-31515	VALVE, 7 SPOOL PVG32	3,894 43	1	3,894 43	P	B4	8/31/2011	6/18/2009	8/8/2011	-	-	(1)	1	08/08/11	1			1	-	1	3,894 43	3,894 43	-
ST-60901	SHEET, ALM 160 5454-H34	6 00	6,678	40,058 00	P	A3	8/31/2011	8/14/2008	9/30/2011	-	-	(870)	(5,162)	02/30/11	-			6,678	6,032	646	3,876.00	3,876 00	36,192 00
ST-31006	MANIFOLD, REXROTH, FOR TP-77	2,900 00	1	2,900 00	P	B4	8/31/2011		11/10/1999	-	-	-	-	11/10/99	100	100 00%	2,900	1	-	1	2,900 00	2,900 00	-
ST-60904	SHEET, ALM 190 6061-T6	6 24	363	2,265 12	P	A3	8/31/2011	10/31/2008	9/30/2011	-	-	-	(31)	09/30/11	-			363	31	332	2,071 68	2,071 68	193.44
ST-31502	ROLLER, GRAVITY 22" BF, 4" OD	115 31	16	1,844 96	P	B7	6/31/2011	7/21/2009	9/29/2009	-	-	-	-	09/29/09	24	33 33%	615	16	-	16	1,844 96	1,844 96	-
ST-61102	TARP BOW, 3" ALUM EXTRUSION	1.92	1,030	1,973 48	P	A3	8/31/2011	4/7/2010	9/29/2011	-	1,996	-	(184)	09/29/11	-			1,030	184	846	1,620 94	1,620 94	352.54
ST-31230	VALVE, CONTROL WALVOIL DBL SPL	1,573 48	1	1,573 48	P	A4	8/31/2011	7/14/2009	1/15/2010	-	-	-	-	01/15/10	20			1	-	1	1,573 48	1,573 48	-
ST-61126	EXTRUSION, SIDE WALL SMOOTH	12 10	764	9,240 58	P	A3	8/31/2011	5/1/2007	9/29/2011	-	-	(322)	(316)	09/29/11	-			764	638	126	1,523 97	1,523.97	7,716 61
ST-50293	BAR, ALM FLAT 3/8 X 3 6061-T6	2 00	777	1,554 00	P	A3	8/31/2011	7/31/2009	9/30/2011	-	-	-	(27)	09/30/11	-			777	27	750	1,500 00	1,500 00	54 00
ST-61103	RUB RAIL, ALM, 4" C512778	6 40	1,253	8,016 69	P	A3	8/31/2011	7/9/2008	9/30/2011	-	-	(164)	(897)	09/30/11	-			1,253	1,061	192	1,228 42	1,228 42	6,788 28
ST-61134	CHANNEL, RIB HAT ALUM X 200"	54 45	20	1,088 94	P	A3	8/31/2011	2/24/2009	9/30/2011	-	-	-	-	07/30/11	-			20	-	20	1,088 94	1,088.94	-
ST-21326	DRAFTARM, FRONT HSD 24"	1,063 20	1	1,063 20	M	B6	8/31/2011	10/15/2009		-	-	1	-	10/15/09	23			1	-	1	1,063 20	1,063.20	-
ST-21194	PIN PLATE, QUARTER FRAME HSD	948 60	1	948 60	M	B6	8/31/2011	10/15/2009	4/17/2009	-	-	1	-	10/15/09	23			1	-	1	948 60	948.60	-
ST-SHV-615900	SHEAVE, 7/8 X 11	50 00	16	800 00	P	B6	8/31/2011		11/8/2006	-	-	-	-	11/08/06	5A	100 00%	800	16	-	16	800 00	800 00	-
ST-61107	EXTRUSION, TAILGATE ALUM	4 34	271	1,176 41	P	A3	8/31/2011	11/3/2006	9/29/2011	-	-	(25)	(94)	09/29/11	-			271	119	152	659 83	659 83	515 58
ST-31743-1	PLATE, REEL SIDE 79" RIGHT	605 00	1	605 00	P	B7	8/31/2011	5/19/2010	8/9/2011	-	1	1	(1)	08/09/11	1			1	-	1	605 00	605 00	-
ST-51051	TUBE, RND, STL 3-1/2 X 1/2 WL	22 77	26	591.94	P	A2	8/31/2011	2/19/2009	9/23/2009	-	-	-	-	09/23/09	24	33 33%	197	26	-	26	591 94	591 94	-
ST-21325	DRAFTARM, REAR HSD 24"	518 97	1	518 97	M	B6	8/31/2011	10/15/2009		-	-	1	-	10/15/09	23			1	-	1	518 97	518 97	-
ST-61131	REAR POST, SMOOTH SIDE ALM	15 71	335	5,262 52	P	A3	8/31/2011	5/1/2007	9/30/2011	-	-	(192)	(111)	09/30/11	-			335	303	32	502 69	502 69	4,759 83
ST-20089	HINGE, PIANO 3/16" X 3" W/1/2"	8 02	111	889 89	P	B7	8/31/2011	6/16/2010	9/23/2011	-	96	(10)	(42)	09/23/11	-			111	52	59	473 00	473 00	416 88
ST-31511-1	TARP, MIGHTY MESH 57 5 X 40'5"	224 89	2	449 78	P	B7	8/31/2011	4/3/2009	7/13/2009	-	-	-	-	07/13/09	26	33 33%	150	2	-	2	449.78	449 78	-
ST-21320	PLATE, HAD CHASSIS MOUNT LH	382 00	1	382 00	P	B7	8/31/2011	5/28/2009	7/25/2009	-	-	-	-	07/25/09	26	33 33%	127	1	-	1	382 00	382 00	-
ST-21321	PLATE, HAD CHASSIS MOUNT RH	382 00	1	382 00	P	B7	8/31/2011	5/28/2009	7/25/2009	-	-	-	-	07/25/09	26	33 33%	127	1	-	1	382 00	382 00	-
ST-60251	BAR, ALM FLAT 1/2 X 3 6061-T6	3 74	485	1,811 98	P	A3	8/31/2011	7/31/2008	9/29/2011	-	-	(116)	(270)	09/29/11	-			485	388	97	362 39	362 39	1,449.57
ST-70218	SUSP, AIR CNTR LIFT KIT CL-136	350 00	1	350 00	P	B9	8/31/2011	7/20/2009	8/11/2009	-	-	-	-	08/11/09	25	33 33%	117	1	-	1	350 00	350 00	-
ST-20113-2	PIN PLATE, 3/8 X 37 X 54 AR200	141 30	2	282.60	M	B6	8/31/2011	4/14/2009	9/30/2011	-	-	-	-	09/30/11	-			2	-	2	282 60	282 60	-
ST-80268	FLOOR, KTH, SLT 1914 CWS	280 57	1	280 57	P	C2	8/31/2011		8/6/2010	-	-	-	-	08/06/10	13			1	-	1	280 57	280 57	-
ST-20084	MOUNT, LNDG GEAR FULL Z RAIL	135 59	2	271 18	M	B6	8/31/2011	1/5/2005	2/5/2005	-	-	-	-	02/05/05	79	100 00%	271	2	-	2	271 18	271 18	-
ST-20472-72	HOSE, HYD 1" ASSY 72"	50 07	8	400.58	M	B4	8/31/2011	2/2/2010	5/19/2010	-	5	-	(3)	05/19/10	16			8	3	5	250 35	250 35	150 22
ST-51071	TUBE, RND, STL 5 OD X 4 ID	17 80	16	284 80	P	A2	8/31/2011	7/13/2001	8/11/2010	-	-	-	(3)	08/11/10	13			16	3	13	231 40	231 40	53 40
ST-20465-72	HOSE, HYD 1 1/4" ASSY 72"	112 97	2	225 95	M	B4	8/31/2011	1/5/2009	9/30/2011	-	-	-	-	09/30/11	-			2	-	2	225 95	225 95	-
ST-31687	ACTUATOR, MAXI-BRAKE 3" STROKE	225 00	1	225 00	P	B7	8/31/2011	4/29/2009	7/14/2009	-	-	-	-	07/14/09	26	33 33%	75	1	-	1	225 00	225 00	-
ST-50450	ROUND, STLS STL 9/16" 316	6 40	35	224 04	P	A2	8/31/2011	8/20/2007	8/27/2007	-	-	-	-	08/27/07	49	100 00%	224	35	-	35	224 04	224 04	(0 00)
ST-0045-247	CLAMP, 1" TUBE DOUBLE	2 91	108	314 28	P	B7	8/31/2011	8/3/2009	2/23/2011	-	-	(36)	-	02/23/11	7			108	36	72	209 52	209 52	104 76
ST-31101-1	TARP, MESH 10 OZ 60" X 48"	200 00	2	400 00	P	C0	8/31/2011	4/27/2010	8/25/2010	-	-	-	(1)	08/25/10	13			2	1	1	200 00	200 00	200 00
ST-31612	INDICATOR, LUG NUT	0 67	280	188 16	P	B7	8/31/2011	3/31/2009	7/13/2009	-	-	-	-	07/13/09	26	33 33%	63	280	-	280	188 16	188.16	-
ST-20196-1	BOX, BRACING 6" X 24 CNTR ROOF	7 22	26	187 59	M	6C	8/31/2011	10/18/2007	9/30/2011	-	-	-	-	09/30/11	-			26	-	26	187 59	187 59	-
ST-50132	ANGLE, SSST 3X3X1/4 304HR	15 71	11	172 78	M	A4	8/31/2011	5/11/2007	5/4/2007	-	-	-	-	05/11/07	52	100 00%	173	11	-	11	172 78	172 78	(0 00)
ST-60821	PLATE, ALM 190 TREAD PLATE	4 45	41	182 45	P	A3	8/31/2011	6/8/2009	9/30/2011	-	-	-	(3)	09/30/11	-			41	3	38	169 10	169 10	13 35
ST-60252	BAR, ALM FLAT 1/2 X 4 6061-T6	3 48	872	3,034 56	P	A3	8/31/2011	7/27/2009	9/7/2011	-	-	(155)	(869)	09/07/11	-			872	824	48	167 04	167 04	2,867 52
ST-31717	CARTRIDGE, SCGA-LBV SUN	163 40	1	163 40	P	B4	8/31/2011	2/18/2010	9/30/2011	-	-	-	-	09/30/11	-			1	-	1	163 40	163 40	-
ST-20654	GUSSET, DRIVE UNIT INSIDE HAL	39 59	8	316 71	M	B6	8/31/2011	4/20/2010	7/12/2010	-	10	-	(4)	07/12/10	14			8	4	4	158 36	158 36	158 36
ST-20033	SUPPORT, UPPER HOIST, STD ALUM	156 74	1	156 74	M	B6	8/31/2011	7/15/2009	7/1/2009	-	-	-	-	07/15/09	26	33 33%	52	1	-	1	156 74	150.74	-
ST-31511	TARP, MIGHTY MESH 47" X 40'8"	68 89	2	137 78	P	B7	8/31/2011	4/3/2009	7/13/2009	-	-	-	-	07/13/09	26	33 33%	46	2	-	2	137 78	137.78	-
ST-50890	PLATE, STL 1" A36	34 31	4	137 22	P	A4	8/31/2011	6/20/2008	9/30/2011	-	-	-	-	09/30/11	-			4	-	4	137 22	137 22	-
ST-30526A	HINGE, TOP TAPERED POST W/HOLE	33 08	4	132 30	M	B6	8/31/2011	9/26/2009	9/30/2011	-	-	-	-	09/30/11	-			4	-	4	132 30	132 30	-
ST-20220	BRACE, 25 1/2" DRIVE UNIT	9 00	26	233 97	M	B6	8/31/2011	7/1/2010	3/21/2011	-	20	(4)	(8)	03/23/11	6			26	12	14	125 99	125 99	107 99
ST-20465-84	HOSE, HYD 1-1/4" ASSY 84"	123 24	1	123 24	M	B4	8/31/2011	6/29/2009	9/30/2011	-	-	-	1	09/30/11	-			1	-	1	123 24	123 24	-
ST-20945	CROSSMBER, HINGE ASSY HSD	20 08	6	120 47	M	B6	8/31/2011	11/4/2008	9/30/2011	-	-	-	-	09/30/11	-			6	-	6	120 47	120.47	-
ST-31694	BEARING, ROLLER	12.95	13	168 35	P	B7	8/31/2011	6/28/2010	11/3/2009	-	12	-	(4)	06/26/10	15			13	4	9	116 55	116 55	51 80
ST-50205	BAR, STL FLAT 1/4 X 1 1/2	0 43	482	207 26	P	A2	8/31/2011	3/27/2010	8/23/2011	-	(197)	(18)	08/23/11	1			482	215	267	114 81	114.81	92.45
ST-20176	ANGLE, DRIVE UNIT (KTH) 68"LG	54 55	8	436 39	M	B8	8/31/2011	7/12/2010	3/23/2011	-	10	(2)	(4)	03/23/11	6			8	6	2	109 10	109 10	327 29
ST-20506-36	HOSE, HYD 1/2" ASSY 36"	13 23	8	105 80	M	B6	8/31/2011	7/22/2010	9/30/2011	-	-	-	-	09/30/11	-			8	-	8	105 80	105 80	-
ST-20291-2L	BUMPER PLT, ALM 10" X 30" LEFT	99 00	3	297 00	M	B6	8/31/2011	9/10/2009	2/28/2011	-	-	(2)	-	02/28/11	7			3	2	1	99 00	99 00	198 00
ST-20291-2R	BUMPER PLT, ALM 10" X 30"RIGHT	99 00	3	297 00	M	B6	8/31/2011	9/10/2009	2/28/2011	-	-	(2)	-	02/28/11	7			3	2	1	99 00	99 00	198 00
ST-20948	BUSHING, 3-1/2 X 2-1/2 X 4-3/4	24 64	4	98 56	M	B6	8/31/2011	3/9/2009	9/30/2011	-	-	-	-	09/30/11	-			4	-	4	98 56	98 56	-
ST-51212-2	GRATE, EXP MTL 3/4 X #14 FLAT	0 56	642	361 45	P	A1	8/31/2011	8/17/2010	3/2/2011	-	1,360	27	(495)	03/02/11	6			642	468	174	97.96	97.96	263 48
ST-50420	ROUND, STL CR 2-1/2"	8 84	18	159.12	P	A2	8/31/2011	6/22/2009	9/30/2011	-	-	(3)	(4)	09/30/11	-			18	7	11	97.24	97 24	61 88
ST-20655	GUSSET, DRIVE UNIT OUTSIDE HAL	24 03	8	192 22	M	B6	8/31/2011	4/20/2010	7/12/2010	-	10	-	(4)	07/12/10	14			8	4	4	96.11	96.11	96.11
ST-21147A	FENDER, HSD L6 ALUM DIAMOND	92 19	1	92 19	M	B6	8/31/2011	9/16/2009		-	-	-	-	09/16/09	24	33 33%	31	1	-	1	92 19	92 19	-
ST-20472-32MP	HOSE, HYD 1" ASSY 32" MP	45 57	2	91 15	M	B6	8/31/2011	5/19/2010	9/30/2011	-	5	-	-	09/30/11	-			2	-	2	91 15	91 15	-
ST-21114-94	HOSE, HYD 1/4 MP X 1/4 JIC 94	18 16	5	90 79	M	B6	8/31/2011	11/25/2009	2/26/2010	-	-	-	-	02/26/10	19			5	-	5	90 79	90 79	-
ST-30493A	HOUSING, ALM BOOMERANG W/HOLE	14 83	6	88 97	M	B6	8/31/2011	11/28/2007	9/30/2011	-	-	-	-	09/30/11	-			6	-	6	88.97	88 97	-
ST-31718	BODY, HHM SUN	87 30	1	87 30	P	B4	8/31/2011	2/9/2010	9/30/2011	-	-	4	-	09/30/11	-			1	-	1	87 30	87 30	-
ST-20571	EAR, 1/2 X 5 X 8 W/1 1/16"HOLE	21 69	6	130 13	M	B6	8/31/2011	7/20/2009	10/11/2010	-	-	(2)	-	10/11/10	11			6	2	4	86.76	86.76	43 38
ST-30097	STEP, ALM CAST WELD ON	4 71	29	136 59	P	B7	8/31/2011			-	-	(6)	(5)	09/30/11	-			29	11	19	84 78	84 78	51 61
ST-20947L	PLATE, HINGE ASSY LH	83 78	1	83 78	M	B6	8/31/2011	11/14/2008	9/30/2011	-	-	-	-	09/30/11	-			1	-	1	83 78	83 78	-
ST-20947R	PLATE, HINGE ASSY RH	83 78	1	83 78	M	B6	8/31/2011	11/14/2008	9/30/2011	-	-	-	-	09/30/11	-			1	-	1	83 78	83 78	-
ST-20466-48	HOSE, HYD, 1" ASSY 48"	40 29	7	282.00	M	B6	8/31/2011	9/30/2011	9/29/2011	-	-	(3)	(2)	09/30/11	-			7	5	2	80.57	80.57	201 43
ST-21124	CHANNEL, ALUM WIRING	39 64	5	198.19	M	B6	8/31/2011	9/2/2009	9/30/2011	-	-	(2)	(1)	09/30/11	-			5	3	2	79.27	79.27	118.91
ST-21503	MOUNT, 1"-1-1/4" HOSE REEL	26 41	3	79 24	M	B6	8/31/2011	6/15/2009	9/30/2011	-	-	-	-	09/30/11	-			3	-	3	79 24	79 24	-
ST-20173	MOUNT, SIGN SIDE ALUM	7 91	16	126 53	M	B6	8/31/2011	2/22/2008	3/22/2011	-	-	(2)	(4)	03/22/11	6			16	6	10	79 08	79 08	47 45
ST-30671	MUD FLAP, 24 X 30 "STECO"	9 75	30	292.50	P	B7	8/31/2011	8/14/2009	9/20/2011	-	-	(6)	(18)	09/20/11	-			30	22	8	78 00	78 00	214 50
ST-30854	VALVE, CHECK C-1600-S 1"	76 11	1	76.11	P	B4	8/31/2011	8/7/2008	9/21/2009	-	-	-	-	09/21/09	24	33 33%	25	1	-	1	76 11	76.11	-
ST-30617	ELBOW, PIPE 1/2" 90DEG 3000#	2 80	30	84 12	P	B4	8/31/2011	9/29/2008	9/27/2010	-	-	-	(4)	09/27/10	12			30	4	26	72 90	72 90	11 22
ST-31607	FILTER, IN-LINE AIR SYSTEM	8.72	8	69.76	P	B7	8/31/2011	3/27/2009	9/30/2011	-	-	-	-	09/30/11	-			8	-	8	69.76	69.76	-

Steco Inv 09-30-11 Report 1

Part #	Description	Std Cost	Qty Onhand	Ext Cost	P/M	CC	Last Count Date	Last Receive Date	Last Usage Date	Receipt year 1 (10/01/10-09/30/11)	Receipt year 2 (10/01/09-09/30/10)	Usage year 1 (10/01/10-09/30/11)	Usage Year 2 (10/01/09-09/30/10)	Mo's last used / Max Date	1/3-1/3 Reserve %	1/3-1/3 Reserve	Units O/H less 1 year	2 yr Usage	Excess Quantity	Excess $	Greater of the 2 reserves	net inventory
ST-50390	CHANNEL, RIB HAT STL	4.93	14	69.02	P	A2	8/31/2011	10/3/2008	9/30/2011					09/30/11			14		14	69.02	69.02	
ST-RUB-1X4	RUBBER, 1" X 4"	8.15	32	260.80	P	B7	8/31/2011	8/14/2009	4/7/2011		(7)		(17)	04/07/11	5		32	24	8	65.20	65.20	195.60
ST-21110-212	HOSE, HYD 1/4" MP/FJIC 212"	31.19	2	62.39	M	B4	8/31/2011	7/22/2009	7/21/2009					07/22/09	26	33.33%	21	2		2	62.39	62.39	
ST-20353-18	LIGHT PLATE, STL 4" X 6" 96 W	61.96	3	185.87	M	B6	8/31/2011	9/29/2011	5/30/2010	2			(2)	09/29/11			3	2	1	61.96	61.96	123.91
ST-20472-96	HOSE, HYD 1" ASSY 96"	60.55	1	60.55	M	B6	8/31/2011	2/5/2010	2/26/2010	1				02/26/10	19		1		1	60.55	60.55	
ST-70259	CABLE, ABS POWER 180"	11.48	5	57.40	P	B7	8/31/2011	9/3/2010		5				09/03/10	12		5		5	57.40	57.40	
ST-20972	HINGE HSD GATE TOP	28.34	2	56.69	M	B6	8/31/2011	11/20/2009	9/30/2011					09/30/11			2		2	56.69	56.69	
ST-20900	MOUNT, DUMP HINGE PLATE HAUF	28.30	2	56.59	M	B6	8/31/2011	11/12/2008	9/30/2011					09/30/11			2		2	56.59	56.59	
ST-AT120	KEYHOLE, ALM, AKRON	3.50	56	196.00	P	B7	8/31/2011	4/15/2010	4/7/2011		50	(8)	(32)	04/07/11	5		56	40	16	56.00	56.00	140.00
ST-60292	BAR, ALM FLAT 3/8 X 5 6061-T6	2.33	24	55.92	P	A3	8/31/2011	1/29/1998	12/18/2000					12/18/00	100	100.00%	56	24		24	55.92	55.92	
ST-31722	BODY, EFH SUN	27.90	2	55.80	P	B4	8/31/2011	3/4/2010	9/30/2011	2				09/30/11			2		2	55.80	55.80	
ST-20121-4	MOUNT, LADDER ALM 23" EXTNDED	9.27	6	55.63	M	B6	8/31/2011	11/13/2007	9/30/2011					09/30/11			6		6	55.63	55.63	
ST-31110	VALVE, BALL 1-1/2 BUYRS HBV150	27.07	3	81.21	P	B4	8/31/2011	11/2/2008	10/19/2009				(1)	10/19/09	23		3	1	2	54.14	54.14	27.07
ST-20974	GUSSET, HSD STRADDLE MNT	26.99	2	53.98	M	B6	8/31/2011	2/18/2009	9/30/2011					09/30/11			2		2	53.98	53.98	
ST-30119	LIGHT, MID TURN ARROW KIT	53.78	4	215.12	P	B3	8/31/2011	5/17/2006	12/17/2010		(1)		(2)	12/17/10	9		4	3	1	53.78	53.78	161.34
ST-30580	FTTNG, 1/2FPS X 1/2MP 45DEG	2.08	29	60.32	P	B4	8/31/2011	4/21/2009	9/30/2011		(4)			09/30/11			29	4	25	52.00	52.00	8.32
ST-20910	CAP, UPPER ALUM GATE TUBE	3.81	15	57.18	M	B6	8/31/2011	6/22/2010	4/21/2010	10			(2)	06/22/10	15		15	2	13	49.56	49.56	7.62
ST-21115-1	MOUNT, HOSE REEL 1"	24.38	2	48.76	M	B6	8/31/2011	3/4/2009	9/30/2011					09/30/11			2		2	48.76	48.76	
ST-20467-72	HOSE, HYD 1/4" ASSY 72"	16.01	3	48.04	M	B6	8/31/2011	7/22/2009	2/26/2010					02/26/10	19		3		3	48.04	48.04	
ST-20946	GUSSET, HINGE ASSY HAUF HSD	3.93	12	47.18	M	B6	8/31/2011	1/27/2009	9/30/2011					09/30/11			12		12	47.18	47.18	
ST-20119	PLATE, BOOMERANG LATCH	11.68	8	93.42	M	B6	8/31/2011	7/9/2009	1/31/2011			(2)	(2)	01/31/11	8		8	4	4	46.71	46.71	46.71
ST-31721	CARTRIDGE, PRESSR REDUCING SUN	46.70	1	46.70	P	B4	2/31/2011	9/14/2009	9/30/2011					09/30/11			1		1	46.70	46.70	
ST-20942	PIN, REAR HINGE 2-1/2" X 54"	46.05	1	46.05	M	B4	8/31/2011	2/16/2009	7/14/2009					07/14/09	26	33.33%	15	1		1	46.05	46.05	
ST-21110-136	HOSE, HYD 1/4" MP/FJIC 136"	22.83	2	45.67	M	B4	8/31/2011	7/22/2009	7/21/2009					07/22/09	26	33.33%	15	2		2	45.67	45.67	
ST-21513-1	MOUNT, 1" X 50' HYD HOSE REEL	22.47	2	44.94	M	B6	8/31/2011	7/22/2009	7/30/2009					07/30/09	26	33.33%	15	2		2	44.94	44.94	
ST-31062	DECAL, EJECTOR WITH FLIP ROOF	4.48	25	112.00	P	B7	8/31/2011	1/4/2002	9/30/2011		(11)		(4)	09/30/11			25	15	10	44.80	44.80	67.20
ST-21191-1	PIN, FRONT DRAFTARM HSD 58"	44.17	1	44.17	M	B6	8/31/2011	6/15/2009	9/30/2011					09/30/11			1		1	44.17	44.17	
ST-50912	SHEET, STL 10GA GR80	3.10	352	1,089.44	P	A1	8/31/2011	10/10/2007	9/30/2011		(338)			09/30/11			352	338	14	43.33	43.33	1,046.11
ST-30085	FTTNG, CRIMP 3/4" NPT RIDGED	4.25	10	42.50	P	B4	8/31/2011	7/21/2010	12/21/1999	10				07/21/10	14		10		10	42.50	42.50	
ST-50146	ANGLE, STL 2/3X3/8	2.60	16	41.54	P	A4	8/31/2011	3/31/2009	9/30/2011					09/30/11			16		16	41.54	41.54	
ST-20471	BRKT, AIR TANK SFD 9"	6.86	18	123.41	M	B6	8/31/2011	8/13/2010	8/1/2011	10		(2)	(10)	08/01/11	1		18	12	6	41.14	41.14	82.27
ST-31577	BOOMERANG, HSD	10.25	4	41.00	P	B7	8/31/2011	11/12/2008	9/30/2011					09/30/11			4		4	41.00	41.00	
ST-20966	SPACER, RIB BOW HSD	3.36	12	40.27	M	B6	8/31/2011	9/15/2009	9/30/2011					09/30/11			12		12	40.27	40.27	
ST-20636-40	HOSE, HYD 1/2" ASSY 40"	13.28	4	53.10	M	B6	8/31/2011	9/9/2009	3/5/2010				(1)	03/05/10	18		4	1	3	39.83	39.83	13.28
ST-21183	BUSHING, 3-1/2X2-1/2X1-1/2	9.86	4	39.46	M	B6	8/31/2011	6/23/2009	9/30/2011					09/30/11			4		4	39.46	39.46	
ST-30189	CABLE, MAIN 7 WIRE BULK	0.65	753	489.45	P	B3	8/31/2011	10/3/2008	9/30/2011		(261)		(432)	09/30/11			753	693	60	39.00	39.00	450.45
ST-31719	CARTRIDGE, RESTRICTOR SUN	38.70	1	38.70	P	B4	8/31/2011	2/17/2010	9/30/2011	3				09/30/11			1		1	38.70	38.70	
ST-20944	GUSSET, REAR HINGE CROSSMBR	1.60	24	38.30	M	B6	8/31/2011	6/25/2009	9/30/2011					09/30/11			24		24	38.30	38.30	
ST-60260	BAR, ALM FLAT 3/4 X 4 6061-T6	7.62	10	76.20	P	A3	8/31/2011	9/7/2007	3/30/2011			(4)	(1)	03/30/11	6		10	5	5	38.10	38.10	38.10
ST-30286	FTTNG, 1-1/4 FPS X 1-1/4 MP	5.91	10	59.10	P	B4	8/31/2011	10/26/2007	9/30/2011		(2)		(2)	09/30/11			10	4	6	35.46	35.46	23.64
ST-31723	VALVE, RPEC-FAN RELIEF SUN	35.30	1	35.30	P	B4	8/31/2011	9/14/2009	9/30/2011					09/30/11			1		1	35.30	35.30	
ST-21272	BUSHING, 3-1/2X2-1/2X2-3/4	17.42	2	34.83	M	B6	8/31/2011	6/23/2009	9/30/2011					09/30/11			2		2	34.83	34.83	
ST-20536-1	GUSSET, ALM FLR 4 X 5 1/4	2.87	26	74.57	M	B6	8/31/2011	12/18/2009	9/30/2011			(5)	(8)	09/30/11			26	14	12	34.42	34.42	40.15
ST-20636-66	HOSE, HYD 1/2" ASSY 66"	16.97	4	67.86	M	B4	8/31/2011	7/11/2007	9/30/2011		(2)			09/30/11			4	2	2	33.93	33.93	33.93
ST-31155	FTTNG, #12 O-RING X 1" FP	5.55	19	105.41	P	B4	8/31/2011	4/30/2009	9/29/2011		(5)		(8)	09/29/11			19	13	6	33.29	33.29	72.12
ST-70258	CABLE, ABS POWER 96"	8.17	4	32.68	P	B7	8/31/2011	9/2/2010		5				09/03/10	12		4		4	32.68	32.68	
ST-20105	PIN, HINGE BOOMERANG 4-1/2"	10.79	5	53.96	M	B6	8/31/2011	1/5/2009	10/11/2010			(2)		10/11/10	11		5	2	3	32.37	32.37	21.58
ST-20636-138	HOSE, HYD 1/2" ASSY 138"	31.05	1	31.05	M	B3	8/31/2011	2/3/2010	2/26/2010	1				02/26/10	19		1		1	31.05	31.05	
ST-60294	BAR, ALM SQ 1 X 1 6061-T6	1.54	24	36.94	P	A3	8/31/2011	2/5/2004	9/30/2011			(4)		09/30/11			24	4	20	30.78	30.78	6.16
ST-31307	FTTNG, 1" MP X 1-1/4" FP ADPTR	10.24	4	40.96	P	B4	8/31/2011	10/18/2006	9/30/2011		(1)			09/30/11			4	1	3	30.72	30.72	10.24
ST-30589	FTTNG, 1/4" FPS X 1/4" MP 90	1.40	21	29.40	P	B4	8/31/2011	1/19/2009	2/26/2010					02/26/10	19		21		21	29.40	29.40	
ST-50285	BAR, STL, FLAT 1X4	7.33	20	146.60	P	A2	8/31/2011	11/18/2008	9/30/2011		(6)		(10)	09/30/11			20	16	4	29.32	29.32	117.28
ST-20636-156	HOSE, HYD 1/2" ASSY 156"	29.27	4	117.06	M	B4	8/31/2011	7/28/2009	10/11/2010		(2)		(1)	10/11/10	11		4	3	1	29.27	29.27	87.80
ST-20470-2	FTTNG, 1-1/4 SWVL 90 DRILLED	14.51	2	29.02	M	B6	8/31/2011	7/15/2009	2/26/2010					02/26/10	19		2		2	29.02	29.02	
ST-20738	CAP, PUSHER BUMPER FULL WIDTH	28.96	4	115.84	M	B6	8/31/2011	4/14/2009	5/10/2011		(1)		(2)	05/10/11	4		4	3	1	28.96	28.96	86.88
ST-20903-48	HOSE, HYD 1/4" FJIC 48	13.69	2	27.38	M	B6	8/31/2011	2/2/2010	2/26/2010	2				02/26/10	19		2		2	27.38	27.38	
ST-20542	HANDLE, ALM 6"	6.73	5	33.64	M	B6	8/31/2011	2/9/2007	9/30/2011				(1)	09/30/11			5	1	4	26.91	26.91	6.73
ST-31628	FTTNG, M18 X 1 5-1/2FP	5.77	11	96.49	P	B7	8/31/2011	6/8/2010	9/29/2011	16	(4)		(4)	09/29/11			11	8	3	26.32	26.32	70.18
ST-20467-48	HOSE, HYD 1/4" ASSY 48	13.15	2	26.31	M	B4	8/31/2011	4/6/2009	9/30/2011					09/30/11			2		2	26.31	26.31	
ST-21046	PLATE, PUSH FRAME BRACE	26.13	1	26.13	M	B6	8/31/2011	4/1/2009	7/20/2009					07/20/09	26	33.33%	9	1		1	26.13	26.13	
ST-31720	BODY, DCK SUN	25.30	1	25.30	P	B4	8/31/2011	2/19/2010	9/30/2011		4			09/30/11			1		1	25.30	25.30	
ST-31561	COLLAR, PIPE 1/2" X 1/4" 3000#	3.13	8	25.04	P	B4	8/31/2011	4/3/2009	9/30/2011					09/30/11			8		8	25.04	25.04	
ST-21115	MOUNT, HOSE REEL 1 1/4"	24.38	1	24.38	M	B6	8/31/2011	3/4/2009	9/30/2011					09/30/11			1		1	24.38	24.38	
ST-20903-36	HOSE, HYD 1/4" FJIC 36"	12.15	3	36.45	M	B6	8/31/2011	8/6/2009	7/31/2010				(1)	07/31/10	14		3	1	2	24.30	24.30	12.15
ST-20658-1	MOUNT, POST WRAP 6" POST X 6"	12.06	4	48.22	M	B6	8/31/2011	12/29/1992	9/30/2011		(2)			09/30/11			4	2	2	24.11	24.11	24.11
ST-30781	HOSE GUARD 1" #GA7277-0524	2.95	34	100.30	P	B4	8/31/2011	8/6/2005	9/30/2011		(6)		(20)	09/30/11			34	26	8	23.60	23.60	76.70
ST-20017	BRKT, AIR TANK 4-3/4"	1.80	18	32.31	M	B6	8/31/2011	8/5/2008	7/12/2011			(5)		07/12/11	2		18	5	13	23.34	23.34	8.98
ST-20636-108	HOSE, HYD 1/2" ASSY 108"	23.07	1	23.07	M	B4	8/31/2011	2/2/2010	2/26/2010	1				02/26/10	19		1		1	23.07	23.07	
ST-31115	FTTNG, 1" M O-RING X 1/2" FP	3.27	11	35.92	P	B4	8/31/2011	7/20/2009	9/30/2011				(4)	09/30/11			11	4	7	22.86	22.86	13.08
ST-20964	BLOCK, 1" X 3" X 3" WHOLE STL	3.72	6	22.31	M	B6	8/31/2011	6/25/2009	9/30/2011					09/30/11			6		6	22.31	22.31	
ST-30251	HANDLE, CABLE CONTROL HDCL352	21.95	4	87.60	P	B7	8/31/2011	8/18/2010	8/16/2010	5			(3)	08/18/10	13		4	3	1	21.95	21.95	65.65
ST-0620-219	HINGE, BULLET WELD ON	4.33	10	43.30	P	B7	8/31/2011	2/17/2009	9/30/2011			(5)		09/30/11			10	5	5	21.65	21.65	21.65
ST-20154-3	BRACKET, MUD FLAP STRAIGHT ALM	10.17	6	61.00	M	B8	8/31/2011	6/4/2008	9/30/2011			(4)		09/30/11			6	4	2	20.33	20.33	40.67
ST-21191	PIN, DRAFTARM REAR HSD 11-3/4	10.10	2	20.19	M	B6	8/31/2011	2/17/2009	4/17/2009					04/17/09	29	33.33%	7	2		2	20.19	20.19	
ST-30250	CABLE, UNIV PUSH/PULL	20.17	4	80.68	P	B7	8/31/2011	8/24/2010	8/16/2010	5			(3)	08/24/10	13		4	3	1	20.17	20.17	60.51
ST-31621	HOSE, HYD, 3/8" - G6M3K-R	1.43	31	44.33	P	B4	8/31/2011	8/31/2009	9/30/2011		(17)			09/30/11			31	17	14	20.02	20.02	24.31
ST-21503-1	MOUNT, 1/2" HOSE REEL	9.95	2	19.90	M	B6	8/31/2011	5/18/2009	9/30/2011					09/30/11			2		2	19.90	19.90	
ST-31724	BODY, FAH SUN	18.90	1	18.90	P	B4	8/31/2011	8/21/2009	9/30/2011					09/30/11			1		1	18.90	18.90	
ST-21141	GUSSET, REAR POST FILLER HSD	4.70	4	18.79	P	B6	8/31/2011	10/31/2008	9/30/2011					09/30/11			4		4	18.79	18.79	

Steco Inv 09-30-11 Report 1

Part #	Description	Std Cost	Qty Onhand	Ext Cost	P/M	CC	Last Count Date	Last Receive Date	Last Usage Date	Receipt year 1 (10/01/10-09/30/11)	Receipt year 2 (10/01/09-09/30/10)	Usage year 1 (10/01/10-09/30/11)	Usage Year 2 (10/01/09-09/30/10)	Max Date	Mo's last used	1/3-1/3 Reserve %	1/3-1/3 Reserve	Units OH less 1 year	2 yr Usage	Excess Quantity	Excess $	Greater of the 2 reserves	net inventory
ST-20796-2	MOUNT, VALVE PARKER TRIPLE	9.33	5	46.66	M	B6	8/31/2011	4/30/2009	9/30/2011	-	-	(1)	(2)	09/30/11	-		-	5	3	2	18.66	18.65	28.00
ST-20509	STOP, DOOR AW & AE	18.48	1	18.48	M	B6	6/31/2011	7/19/2002	9/30/2011	-	-	-	-	09/30/11	-		-	1	-	1	18.48	18.48	-
ST-30378	MUD FLAP, 1/4X24X12 #82412L6P	5.96	11	65.56	P	B7	8/31/2011	2/27/2007	9/30/2011	-	-	(4)	(4)	09/30/11	-		-	11	8	3	17.88	17.88	47.68
ST-31137	FTTNG, 1-1/4 M O-RING X 1 FP	4.44	4	17.74	P	B4	8/31/2011	6/10/2009	9/30/2011	-	-	-	-	09/30/11	-		-	4	-	4	17.74	17.74	-
ST-20431-42	ROD, HANDLE LINK 3/4"X42" TOE	8.75	2	17.49	M	B6	8/31/2011	12/1/2008	9/30/2011	-	-	-	2	09/30/11	-		-	2	-	2	17.49	17.49	-
ST-20697	BUMPER, CYL SUPPORT HOPPER	8.73	3	26.20	M	B6	8/31/2011	9/15/2009	10/11/2010	-	-	(1)	-	10/11/10	11		-	3	1	2	17.47	17.47	8.73
ST-31112	FTTNG, 1/2 FPS X 1/2"FP 90 DEG	2.90	14	40.60	P	B4	8/31/2011	6/10/2009	9/30/2011	-	-	(4)	(4)	09/30/11	-		-	14	8	6	17.40	17.40	23.20
ST-20969	CAP, REAR POST	8.48	2	16.96	M	B6	8/31/2011	11/17/2008	9/30/2011	-	-	-	-	09/30/11	-		-	2	-	2	16.96	16.96	-
ST-21211	BUSHING, 3-1/2X2-1/2X1-1/2	8.36	2	16.72	M	B6	8/31/2011	2/17/2009	9/30/2011	-	-	-	-	09/30/11	-		-	2	-	2	16.72	16.72	-
ST-21191-2	PIN, DRAFTARM HSD 9"	8.07	2	16.14	M	B6	6/31/2011	6/25/2009	3/12/2009	-	-	-	-	06/25/09	27	33.33%	5	2	-	2	16.14	16.14	-
ST-20941	RETAINER, 2-1/2 PIN	7.85	2	15.70	M	B6	8/31/2011	6/23/2009	9/30/2011	-	-	-	-	09/30/11	-		-	2	-	2	15.70	15.70	-
ST-30765	NIPPLE, 1/2" X 4" XHVY	2.60	8	20.80	P	B4	8/31/2011	8/11/2009	9/30/2011	-	-	(2)	-	09/30/11	-		-	8	2	6	15.60	15.60	5.20
ST-20638-55	HOSE, HYD 1/2" ASSY 55'	15.46	3	46.39	M	B4	8/31/2011	11/18/2008	9/30/2011	-	-	(1)	(1)	09/30/11	-		-	3	2	1	15.46	15.46	30.92
ST-20750	MOUNT, 2 HOLE HYD PIPE	1.39	20	27.76	M	B6	8/31/2011	9/3/2009	10/11/2010	-	-	(1)	-	10/11/10	11		-	20	9	11	15.27	15.27	12.49
ST-31116	FTTNG, 1" M O-RING X 1" FP	2.96	7	20.72	P	B4	8/31/2011	8/9/2007	9/30/2011	-	-	-	(2)	09/30/11	-		-	7	2	5	14.80	14.80	5.92
ST-31622	FTTNG, CRIMP #6 FJIC GATES	2.40	8	19.19	P	B4	8/31/2011	2/24/2009	9/30/2011	-	-	(2)	-	09/30/11	-		-	8	2	6	14.39	14.39	4.80
ST-50402	ROUND, STL, CR 1-3/4	4.70	13	61.14	P	A2	8/31/2011	4/14/2009	7/14/2011	-	-	(10)	-	07/14/11	2		-	13	10	1	14.11	14.11	47.03
ST-20603	GUSSET, BUMPER SEC/SWC CURB	13.63	1	13.63	M	B6	8/31/2011	6/25/2008	9/30/2011	-	-	-	-	09/30/11	-		-	1	-	1	13.63	13.63	-
ST-20456-3	COVER, ACCESS ALUM 7 X 10	13.50	1	13.50	M	B6	9/31/2011	8/17/2010	8/26/2010	-	1	-	-	08/26/10	13		-	1	-	1	13.50	13.50	-
ST-20213	BASE, 3/16" LNDG GEAR F/ALUM	13.10	1	13.10	M	B6	8/31/2011	2/29/2000	2/28/2000	-	-	(12)	(8)	02/29/00	100	100.00%	13	1	20	-	-	13.10	0.00
ST-30343	VALVE, SEALCO TAILGATE 110300	12.90	15	193.50	P	B7	8/31/2011	9/13/2009	9/30/2011	-	-	-	(14)	09/30/11	-		-	15	14	1	12.90	12.90	180.60
ST-30008	HOOK, TIE DOWN, ALM AT-1AF	1.38	143	197.34	P	B7	8/31/2011	1/5/2005	9/30/2011	-	-	(61)	(73)	09/30/11	-		-	143	134	9	12.42	12.42	184.92
ST-20603-1	GUSSET, BUMPER SEC/SWC DRIVER	12.06	1	12.06	M	B6	8/31/2011	6/25/2008	9/30/2011	-	-	-	-	09/30/11	-		-	1	-	1	12.06	12.06	-
ST-30242	LEVER, ROD END 3/4 827026EM	5.85	10	58.50	P	B7	8/31/2011	10/10/2008	9/30/2011	-	-	(1)	(7)	09/30/11	-		-	10	8	2	11.70	11.70	46.80
ST-20431-23	ROD, HANDLE LINK 3/4"X23" TBE	11.60	1	11.60	M	B6	8/31/2011	2/15/1999	9/30/2011	-	-	-	-	09/30/11	-		-	1	-	1	11.60	11.60	-
ST-21110-32	HOSE, HYD 1/4" MP RIDGID 32"	11.08	1	11.08	M	B4	8/31/2011	9/23/2008	7/30/2009	-	-	-	-	07/30/09	26	33.33%	4	1	-	1	11.08	11.08	-
ST-30223-13	PIN, ALUM HINGE 3/4" X 13 1/2	10.57	6	63.42	P	B7	8/31/2011	2/16/2007	9/30/2011	-	-	(1)	(4)	09/30/11	-		-	6	5	1	10.57	10.57	52.85
ST-31138	FTTNG, 1.25 M O-RING X 1.25 FP	5.28	3	15.85	P	B4	8/31/2011	9/17/2008	9/30/2011	-	-	(1)	-	09/30/11	-		-	3	1	2	10.57	10.57	5.28
ST-20467-24	HOSE, HYD 1/4" ASSY 24"	10.02	2	20.03	M	B6	8/31/2011	2/2/2010	2/26/2010	-	1	-	(1)	02/26/10	19		-	2	1	1	10.02	10.02	10.02
ST-20672	BOX, HOOK ENCLOSURE STL EJCT	5.01	6	30.03	M	B6	8/31/2011	1/6/2009	11/17/2010	-	-	(4)	-	11/17/10	10		-	6	4	2	10.01	10.01	20.02
ST-20117-1	MOUNT, TIRE CARRIER AW	9.88	7	69.18	M	B6	8/31/2011	11/13/2007	4/7/2011	-	-	(2)	(4)	04/07/11	5		-	7	6	1	9.88	9.88	59.30
ST-20799	MOUNT, AUX HYD FITTING	9.50	1	9.50	M	B6	8/31/2011	2/3/2006	9/21/2009	-	-	-	-	09/21/09	24	33.33%	3	1	-	1	9.50	9.50	-
ST-30806	NIPPLE, 1/2" X 2" XHVY	1.87	10	18.70	P	B4	8/31/2011	8/11/2009	9/30/2011	-	-	-	(5)	09/30/11	-		-	10	5	5	9.35	9.35	9.35
ST-20909-1	GUSSET, CONTROL VALVE MOUNT AL	2.30	6	13.81	M	B6	8/31/2011	11/17/2008	9/30/2011	-	-	-	(2)	09/30/11	-		-	6	2	4	9.21	9.21	4.60
ST-20230	BRACE, 5 1/4" DRIVE UNIT	4.53	8	36.27	M	B6	8/31/2011	6/15/2009	3/23/2011	-	-	(2)	(4)	03/23/11	6		-	8	6	2	9.07	9.07	27.20
ST-31673	FTTNG, #8 M O-RING X #4MJIC	1.06	8	8.45	P	B4	8/31/2011	4/14/2009	9/30/2011	-	-	-	-	09/30/11	-		-	8	-	8	8.45	8.45	-
ST-20422	BRACE, ALUM CATWALK RAIL (STL)	8.23	7	57.58	M	B6	8/31/2011	9/9/2009	1/20/2011	-	-	(1)	(5)	01/20/11	8		-	7	6	1	8.23	8.23	49.35
ST-31671	FTTNG, #4 MJIC X 1/8" MP 90	0.86	9	7.76	P	B4	8/31/2011	6/10/2009	9/30/2011	-	-	-	-	09/30/11	-		-	9	-	9	7.76	7.76	-
ST-31672	BUSHING, PIPE 1/2" X 1/8" 2K	0.95	8	7.60	P	B7	8/31/2011	4/13/2009	9/30/2011	-	-	-	-	09/30/11	-		-	8	-	8	7.60	7.60	-
ST-31570	DISCONNECT, BATTERY	7.58	1	7.58	P	B3	8/31/2011	1/22/2009	9/30/2011	-	-	-	-	09/30/11	-		-	1	-	1	7.58	7.58	-
ST-31674	FTTNG, #8 FJIC X 1/2" MP	1.77	4	7.07	P	B4	8/31/2011	4/14/2009	9/30/2011	-	-	-	-	09/30/11	-		-	4	-	4	7.07	7.07	-
ST-20749-1	MOUNT, UPPER CONTROL STATION	6.48	1	6.48	M	B6	8/31/2011	9/16/2008	9/30/2011	-	-	-	-	09/30/11	-		-	1	-	1	6.48	6.48	-
ST-0620-220	LATCH, SPRING LOADED PIN	3.21	13	41.73	P	B7	8/31/2011	3/20/2009	9/30/2011	-	-	(2)	(9)	09/30/11	-		-	13	11	2	6.42	6.42	35.31
ST-20511-1	GUSSET, HANGER 3/16 X 4 X 4	3.06	2	6.12	M	B6	8/31/2011	5/30/2007	9/30/2011	-	-	-	-	09/30/11	-		-	2	-	2	6.12	6.12	-
ST-21233	STIFFENER, ALUM CONTROL VALVE	1.36	8	10.88	M	B6	8/31/2011	8/25/2010	2/26/2011	-	10	(2)	(2)	02/28/11	7		-	8	4	4	5.44	5.44	5.44
ST-30786	ELBOW, 1/2" 90DEG FNPT SWIVEL	1.30	22	28.60	P	B4	8/31/2011	6/11/2007	9/30/2011	-	-	-	(18)	09/30/11	-		-	22	18	4	5.20	5.20	23.40
ST-20508-3	BRKT, STOP SIGN 10GA 6 X 6	1.73	19	32.87	M	B6	8/31/2011	5/25/2010	7/1/2010	-	24	-	(16)	07/01/10	14		-	19	16	3	5.19	5.19	27.68
ST-20015-11	BRKT, AIR TANK 11"	2.50	2	4.99	M	B6	8/31/2011	6/25/2009	7/9/2009	-	-	-	-	07/09/09	26	33.33%	2	2	-	2	4.99	4.99	-
ST-31294	CLEVIS, 1/4" NF W/PIN	2.41	5	12.05	P	B7	8/31/2011	8/5/2009	9/30/2011	-	-	-	(3)	09/30/11	-		-	5	3	2	4.82	4.82	7.23
ST-20015-10	BRKT, AIR TANK 10'	2.38	2	4.77	M	B6	8/31/2011	6/25/2009	7/9/2009	-	-	-	-	07/09/09	26	33.33%	2	2	-	2	4.77	4.77	-
ST-21202	MOUNT, DONOVAN TARP PLUG	4.56	2	9.12	M	B6	8/31/2011	1/6/2009	9/30/2011	-	-	-	(1)	09/30/11	-		-	2	1	1	4.56	4.56	4.56
ST-20793	GUSSET, ALUM KEYHOLE 2 3/4 X	1.01	7	7.07	M	B6	8/31/2011	12/18/2008	9/30/2011	-	-	(1)	-	09/30/11	-		-	7	3	4	4.04	4.04	3.03
ST-30585	FTTNG, 1/2FPS X 1/2MP STRAIGHT	1.25	13	16.22	P	B4	8/31/2011	8/5/2009	6/4/2011	-	-	(3)	(7)	06/04/11	3		-	13	10	3	3.74	3.74	12.48
ST-31573	BOX, BELL #H31 W/BLANK COVER	3.66	1	3.66	P	B3	8/31/2011	10/15/2008	2/26/2010	-	-	-	-	02/26/10	19		-	1	-	1	3.66	3.66	-
ST-30661	FTTNG, 1" MJIC X 1" FP	2.73	1	2.73	P	B4	8/31/2011	12/14/2004	9/30/2011	-	-	-	-	09/30/11	-		-	1	-	1	2.73	2.73	-
ST-31565	FTTNG, #6 M-JIC / 3/8 M NPT	0.60	4	2.38	P	B4	8/31/2011	9/2/2008	9/30/2011	-	-	-	-	09/30/11	-		-	4	-	4	2.38	2.38	-
ST-31566	FTTNG, #6 M-JIC X 3/8 M NPT 90	1.19	2	2.38	P	B4	8/31/2011	9/2/2008	9/30/2011	-	-	-	-	09/30/11	-		-	2	-	2	2.38	2.38	-
ST-30833	NIPPLE, 1/2" X 6" XHVY	1.17	4	4.68	P	B4	8/31/2011	2/6/2008	9/30/2011	-	-	(2)	-	09/30/11	-		-	4	2	2	2.34	2.34	2.34
ST-20770-1	STIFFENER, TRIPLE VALVE HANDLE	1.07	4	4.29	M	B6	8/31/2011	3/9/2009	9/30/2011	-	-	(2)	-	09/30/11	-		-	4	2	2	2.14	2.14	2.14
ST-61010	TUBE, SQR, ALUM 1 X 1/8"	1.07	10	10.70	P	A3	8/31/2011	5/15/2007	9/30/2011	-	-	(1)	(7)	09/30/11	-		-	10	8	2	2.14	2.14	8.56
ST-20400	MOUNT, COUPLING 3"X 3"	0.69	19	13.19	M	B6	8/31/2011	10/25/2007	9/30/2011	-	-	(2)	(14)	09/30/11	-		-	19	16	3	2.08	2.08	11.10
ST-31420	NUT, 3/4 NC PREVAILING TORQUE	0.80	2	1.60	P	B7	8/31/2011	9/20/2007	9/30/2011	-	-	-	-	09/30/11	-		-	2	-	2	1.60	1.60	-
ST-30508	BUSHING, PIPE 1" X 1/2" 3000#	1.07	11	11.77	P	B4	8/31/2011	1/4/2001	9/30/2011	-	-	(5)	(5)	09/30/11	-		-	11	10	1	1.07	1.07	10.70
ST-31564	PLUG, #6 O-RING	0.33	2	0.66	P	B4	8/31/2011	9/2/2008	9/30/2011	-	-	-	-	09/30/11	-		-	2	-	2	0.66	0.66	-
ST-30642	WASHER, 3/4" SAE-FLAT	0.12	4	0.48	P	B7	8/31/2011	6/17/2005	9/30/2011	-	-	-	-	09/30/11	-		-	4	-	4	0.48	0.48	-
ST-50160	ANGLE, STL, 3-1/2X3-1/2X3/8	4.16	70	291.20	P	A1	8/31/2011	7/8/2011	3/24/2011	240	-	(169)	-	03/24/11	6		-	1	169	-	-	-	291.20

62,506.49

SCHEDULE 2.4(a)(iv)

FORMS OF WRITTEN WARRANTY AGREEMENTS

Please see attached.

WARRANTY

Products shall mean and include new equipment consisting of Scrapper™ container loaders and associated equipment manufactured by STECO hereinafter referred to as SELLER.

SELLER warrants products manufactured by it to be free from defects in material and workmanship under normal use and service, and which shall not have been subject to misuse, negligence or accident for a period of twelve months or 1500 hours of service, whichever comes first, following the date of delivery. This Warranty is limited to the replacement or repair at the SELLER's factory, or at a point designated by the SELLER, of such part or parts as shall appear to the SELLER, upon inspection at such point, and in its sole judgment, to have been defective in material and workmanship.

The Warranty extends only to the first PURCHASER and becomes effective and remains in effect, only when invoices for products are paid in accordance with the stated sales terms.

The Warranty does not obligate the SELLER to bear the cost of labor, down-time or transportation charges in connection with the replacement or repair of defective parts, nor shall it apply to products upon which repairs or alterations have been made, unless such was authorized in writing by the SELLER. The Warranty shall not apply to products which have been damaged due to improper operation, maintenance, repair or overhaul, accident or other external cause of use or failure of parts not purchased from the SELLER. The Warranty shall not apply to any equipment which shall have been loaded or operated beyond its rated capacity, as specified by SELLER.

SELLER makes no Warranty in respect to trade accessories or products not manufactured by the SELLER, including but not limited to cylinders, valves, hoses, engines, tires, wheels, batteries, tools, etc. such being subject to Warranties, if any, of the respective third-party manufacturers. Certain parts or components of Scrapper™ container loaders are subject to normal wear and are not covered under this Warranty. SELLER makes no warranty as to delivery of products as of a date certain.

NO WARRANTY OTHER THAN THAT SET FORTH ABOVE IS MADE BY SELLER, AND ALL OTHER WARRANTIES, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ARE HEREBY DISCLAIMED.

The remedies of the purchaser set forth herein are exclusive, and the total liability of the SELLER with respect to the products and services furnished hereunder, in connection with the performance of breach thereof, or from the manufacture, sale, delivery, installation, repair or technical direction covered by or furnished under this contract, whether based on contract, warranty, negligence, indemnity, strict liability or otherwise, shall not exceed the purchase price of the products upon which such liability is based.

The SELLER and its suppliers shall in no event be liable to the PURCHASER, any successors in interest or any beneficiary or assignee of this contract, for any consequential, incidental, indirect, special or punitive damages arising out of this contract or any breach thereof, or any defect in, or failure of, or malfunction of the products hereunder, whether based upon loss of use, late delivery, lost profits or revenue, interest, lost goodwill, work stoppage, impairment of other goods, loss by reason of shutdown or non-operation, increased expenses of operation, cost of purchase of replacement power or claims of purchaser or customers of purchaser for service interruption whether or not such loss of damage is based on contract, warranty, negligence, indemnity, strict liability or otherwise.

The foregoing Warranty cannot be changed except by written authorization signed by an authorized officer of the SELLER and no attempt to repair or promise to repair or improve SELLER's products by any other representative of the Company shall change or extend said Warranty in any manner whatsoever.

The undersigned, by signing below, hereby accepts and agrees to be bound by the terms, conditions and limitations of the warranty agreement.

PURCHASER'S SIGNATURE: _____

PURCHASER: _____

PLACED IN SERVICE: _____To be determined_____

SERIAL #: _____To be determined_____

GEFCO TERMS AND CONDITIONS OF SALE

1. TITLE: Subject to GEFCO (SELLER) right of stoppage transit, title to all products sold hereunder, shall pass to BUYER upon delivery hereof, F.O.B. railroad car or common carrier truck, as the case may be, SELLER'S shipping point as designated herein.

2. DELIVERY TERMS/RISK OF LOSS: Does not guarantee time of delivery; however, SELLER shall make every effort to deliver orders at the time requested. No delivery delay will be honored to support a charge-back, or claim for damage. Each shipment shall be made at BUYER'S risk and SELLER shall have no liability for damage to the products after delivery to the carrier. Detention and demurrage arising due to customer retaining carrier equipment beyond the free period are for the customer's account.

3. FORCE MAJEURE: SELLER shall not be liable for failure or delay in delivery occasioned by fire, storm, flood, earthquake or other Act of God, war rebellion, insurrection, riot, strike or other labor disturbance, inevitable accident, failure of carriers to furnish transportation facilities, shortage of labor, power or raw materials, orders or requests of the government of the United States of America or of any State, or any political Subdivision, Department or Agency thereof, or any government officer or agent purporting to act under authority, interference of civil or military authorities, or any other cause of like or different nature beyond SELLER'S control.

4. LIMITED WARRANTY AND DISCLAIMER: GEFCO warrants that its products will be free from manufacturing defects for a period of 90 days subject to the terms, conditions and limitation of the SELLER'S Standard Warranty. This Warranty is expressly limited such that the liability of GEFCO over the life of this Warranty shall not exceed in aggregate a sum greater than the original purchase price of the GEFCO supplied product(s). This Warranty expressly excludes any damages attributable in whole or in part to defects and/or accuracies in designs and/or specifications provided to GEFCO by third parties, including purchaser. This Warranty expressly excludes any guarantee as to projected performance level of the product(s) sold hereunder.
BEYOND THE FACE HEREOF, GEFCO MAKES NO EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. THE TERMS AND CONDITIONS OF THIS WARRANTY SHALL BE THE SOLE AND EXCLUSIVE REMEDIES OF THE PURCHASER OF THE PRODUCTS MANUFACTURED BY GEFCO, AND THE PURCHASER HEREBY EXPRESSLY WAIVES ANY AND ALL CLAIMS FOR DAMAGES, WHETHER DIRECT OR INDIRECT, CONSEQUENTIAL OR INCIDENTAL, INCLUDING PROPERTY DAMAGE, PERSONAL INJURY DAMAGE TO THE PURCHASER OR THIRD PARTIES, LOSS OF BUSINESS OR PROFITS AND/OR LOSS OF BUSINESS REPUTATION; IT IS THE SOLE RESPONSIBILITY OF PURCHASER TO DETERMINE THE SUITABILITY OF GEFCO PRODUCTS IN THE PURCHASER'S INTENDED USE. -
This Warranty constitutes the entire warranty and GEFCO is not bound by any oral expression or representation made by an agent or party purporting to act for or on behalf of GEFCO, or any commitment, arrangement or representation not expressly specified in this Warranty. This Warranty and GEFCO'S liability hereunder shall be construed pursuant to the laws of the State of Oklahoma.

5. WARRANTY LIMITATIONS AND EXCLUSIONS: SELLER'S liability hereunder is limited to repair and/or replacement, at SELLER'S sale option of the product found to be defective in material of workmanship. ANY MODIFICATION OR ALTERATION TO THE PRODUCT NOT AUTHORIZED IN WRITING BY SELLER SHALL OPERATE TO IMMEDIATELY VOID THIS WARRANTY IN ALL RESPECTS; AT WHICH TIME THE PRODUCTS ARE DEEMED SOLD AS-IS.
Further, BUYER, by its acceptance of the product, warrants that same will be utilized and/or installed in a suitable operating environment. BUYER acknowledges that BUYER will not remove SELLER'S product identification from the product and that BUYER will protect against any such unauthorized removal. Failure of BUYER to comply fully and completely with the limitations and conditions of use of the product will void this Warranty in all respects, at which time the products will be deemed as AS-IS.

6. CLAIMS PROCEDURES: In the case of claims against SELLER for defect in products written notice and sample illustrating such defect must be submitted to SELLER within 60 days of receipt of goods to give full basis for such claim. SELLER shall have 60 days from date of receipt of such notice to inspect and repair or replace defective products if such claim is allowed. Under no circumstances are the products to be returned to SELLER unless BUYER has received SELLER'S written instructions authorizing same. The BUYER shall have no right to deduct the amount of any claim from SELLER'S invoice until the claim is allowed by SELLER or adjudicated by proper authority. All claims for loss or damage in transit must be filed with the carrier by the BUYER. Products are loaded in accordance with the carrier's loading instructions to insure delivery without damage. However, SELLER will give all reasonable assistance to BUYER in collecting loss or damage claims from carriers by furnishing duplicate invoice, affidavits showing count when loaded; method of loading, etc. BUYER should in all cases immediately report loss and/or damage to carrier and request inspection in case of damage. On loss claims, BUYER should secure car or truck seal numbers and signed exception report from the carrier.

7. BUYER'S STRICT PERFORMANCE: Time of payment is of the essence. In the event that BUYER shall, at any time, fail to accept delivery and make payment in accordance with the terms of the order, SELLER at its option, and without prejudice to any other lawful remedy, may suspend further deliveries there under, stop any shipments then in transit, or regard such default as a breach of the entire order. SELLER'S failure to insist upon BUYER'S strict performance or to exercise any option or legal right SELLER may have, shall not be construed as a waiver or relinquishment by SELLER of any option or legal right in the event of a subsequent breach by BUYER.

8. DELINQUENCY CHARGES: A one and one half (1-1/2) percent per month delinquency charge is applicable on all commercial accounts not paid when due. The imposition of such delinquency charge does not imply or constitute any agreement to forbear collection of a delinquent account.

9. ACCEPTANCE OF ORDERS: An order of products from GEFCO shall be effective only upon acceptance hereof by GEFCO at its home office in Enid, Oklahoma (but without necessity of any notice of acceptance by GEFCO to the purchaser). Any such order and all other transactions between GEFCO and purchasers of its products shall be governed by the laws of the State of Oklahoma, subject to preempting federal law. It is agreed that exclusive jurisdiction and venue for any legal action between the parties arising out of or relating to this order shall be in the District Court for Garfield County, Oklahoma, or, in cases where federal diversity jurisdiction is available, in the United States District Court for the Western District of Oklahoma, situated in Oklahoma City, Oklahoma.

10. LIMITATION OF AUTHORITY: The conditions of sale appearing on any order shall control and may not be abrogated, varied, modified, supplemented or waived except with the written approval of an authorized representative of SELLER.

11. PAROL UNDERSTANDINGS: The order embodies all of the terms and conditions of sale, and there are not understandings, warranties, or agreements, expressed or implied relative to any order; or its subject matter that are not fully expressed therein. No representative, employee, agent or purported agent of SELLER, or any other person has any authority to assume for SELLER any additional or other liability or responsibility other than as set forth herein. SELLER SHALL NOT BE BOUND BY ANY ORAL REPRESENTATION OR EXPRESSION NOT SET FORTH SPECIFICALLY HEREIN.

12. RETURN AUTHORIZATION TERMS: Products may not be returned until SELLER'S written approval has been secured, and in such case will be accepted subject to inspection at SELLER'S factory. Prepayment of freight is to be made by BUYER. In addition, if approved for return, there will be a handling and reconditioning charge equivalent to 15 percent of the original sales value of the returned product or the actual charges incurred, whichever is larger.

13. MODIFICATION OF TERMS OF SALES: These Terms and Conditions of Sale cancel and supersede all previous issues, supplements and revisions and are subject to change without prior notice.

IMPORTANT READ CAREFULLY
CONDITIONS UPON WHICH YOU ACCEPT THIS ORDER

1. Terms or conditions advanced by Seller, unless accepted in writing by Purchaser's authorized representative, shall have no force or effect upon this order and shall not be binding upon Purchaser. The furnishing of any goods or services by Seller under this order constitutes an acceptance of this order by Seller under the terms and condition set forth herein unless this order is otherwise modified in wiring by the parties. No addition to, or modification, alterations or waiver of, any of the provisions herein contained shall be valid unless made in writing and executed by Purchaser and Seller.

2. Except where this order indicates that price is estimated, do not supply any item at a price higher than that shown on this order without specific authority from us. Where the price shown is estimated, do not supply any item at a price more than 10% in excess of the estimate without specific authority from Purchaser.

3. Invoices must show our piece, pattern, part and drawing number for each item as specified on this order.

4. All claims for monies due or to become due from Purchaser, a division of Blue Tee Corp., shall be subject to set off by Purchaser or any counter claim arising out of this or any other of Purchaser's purchase or sales contracts or those of any affiliate of the Seller.

5. Drafts will not be honored. C.O.D. shipments will not be accepted.

6. On date of shipment mail notice of each shipment in duplicate to this office.

7. Unless Purchaser specifies otherwise, immediately after carrier accepts goods for shipment, mail bill of lading or express receipt with date and routing inserted to Purchasing Department.

8. Each case or parcel must be accompanied by a packing list of contents showing our order number. Our count will be accepted as conclusive on all shipments for which no packing list is received.

9. Purchaser shall have the right at any time to specify the carrier and/or the mode of transportation to be employed in connection with part or all of the goods covered by this order. If as a result of Purchaser's exercise of this right Seller's cost shall be increased or decreased, Purchaser will make a proper adjustment of price.

10. Drayage or cartage charges will not be honored.

11. "Date required" date as shown on this order is the date by which material must arrive at our plant. Any unauthorized shipments received more than seven (7) days in advance of such date may at Purchaser's option be refused and returned to Seller at Seller's expense. Purchaser reserves the right to cancel all or any part of the undelivered portion of this order if shipping date is not satisfactory to Purchaser or if Seller does not make deliveries within the time specified.

12. Purchaser shall have the right at any time to make changes in this order by written notice to the Seller, and Seller agrees to comply with such changes. If such changes cause a material increase or decrease in Seller's costs or time for performance of this order, Seller shall notify Purchaser immediately and negotiate an adjustment.

13. Termination. The Purchaser reserves the right to cancel all or any part of this order prior to shipment without restocking charge unless previously agreed in writing and confirmed by the Purchaser.

14. All goods covered by this order subject to inspection and to rejection under Purchaser's standard statistical quality control, notwithstanding prior payment.

15. Seller warrants that all goods or services furnished under this order will be free from defects in material or workmanship and will be in conformity with the requirements of this order including drawings and specifications if any, or reasonably fit for the purpose disclosed in this order or in such drawings or specifications, and where design is Seller's responsibility, will be free from defects in design. Purchaser's approval of Seller's design or material shall not be construed to relieve Seller of the warranties set forth herein. Without limitation of any rights which Purchaser may have at law by reason of any breach of warranty, goods which are not warranted may at any time within twelve (12) months after delivery be returned to the Purchaser at Seller's expense. Purchaser at its option may require Seller either to replace such goods at no increase in price (Seller must pay all repacking charges and transportation and handling charges both ways) or to refund the purchase price and any charges in connection therewith. All warranties shall run to Purchaser and its customers.

16. Conditions beyond the control of Purchaser. The Purchaser shall not be held liable or deemed in default for failure to accept deliveries on specified delivery dates if failure or delay is caused by strikes, lockouts, or labor controversies, either with the Purchaser's personnel or with others, or by fire, floods, the elements, acts of God, war emergency, defense emergency, government controls, political conflict, embargoes, inability to obtain supplies of labor, or other conditions beyond the control of the Purchaser whether or not similar to those specifically enumerated herein.

17. Tools, jigs, dies, fixtures, templates, patterns, drawings and other information and things (hereinafter collectively called tools) paid for or furnished by Purchaser shall be used exclusively for production under Purchaser's order. Seller shall maintain such tools in first class condition and shall not encumber or dispose of them without prior written approval by Purchaser.

18. Seller shall treat as strictly confidential all specifications, drawings, blueprints, samples, models, and other information supplied by Purchaser. Seller shall not without the prior written consent of Purchaser disclose or divulge to any third person or persons any such information not previously known to Seller or not common knowledge in the industry.

19. Any material furnished by the Purchaser, on other than a change basis, in connection with this order, shall be deemed held by Seller upon consignment. All such materials not used in the manufacture of the goods covered by this order shall be returned to the Purchaser or otherwise disposed of, and accounted for according to Purchaser's directions and at Purchaser's expense. All such materials not so accounted for or so returned shall be paid for by Seller.

20. (a) Except as to articles covered by subparagraph (b) hereof, Seller shall indemnify and hold harmless Purchaser and its vendees, mediate or immediate, from any claims, suits or actions against Purchaser or its vendees on the grounds that the goods covered by this order constitute an infringement of any United States patent or patent right. Seller shall upon receipt of notice from Purchaser of any such claims, suites or actions assume the defense thereof. If, in any suit an injunction is issued against the further use of the goods or any part thereof, Seller will either procure for the Purchaser or its vendees the right to continue using the goods, or will replace the same with non-infringing goods; or modify them so they become non-infringing, or remove goods and refund the purchase price and the transportation and installation costs thereof. (c) If the articles ordered are to be manufactured or supplied in accordance with drawings and specifications furnished by Purchaser and which are not based upon Seller's drawings and specifications or design, Purchaser agrees to indemnify and hold harmless Seller from any claims, suits or actions against Seller on the grounds that the goods covered by this order constitute an infringement of any United States patent or patent right.

21. If Seller's work under this order involves operations by the Seller on the premises of Purchaser, Seller shall, in connection with such operations, (a) indemnify Purchaser against all loss which may result in any way from any act or omission of the Seller, its agents, employees or subcontractors; (b) maintain insurance in amounts satisfactory to Purchaser such as will protect Purchaser from any claims for public liability, property damage, and employee's liability and compensation, and from any claims under any applicable Workman's Compensation or Occupational Disease Acts; and (c) furnish evidence satisfactory to Purchaser of the maintenance of such insurance by Seller.

22. In accepting this order Seller shall be deemed to represent that the goods and/or the performance of services to be furnished hereunder were or will be produced or performed in compliance with the Fair Labor Standards Act of 1938, as amended, and Seller shall insert the following certification on each invoice submitted in connection with this order:
"We hereby certify that these goods were produced in compliance with all applicable requirements of Section 6, 7 and 12 of the Fair Labor Standards Act, as amended, and of regulations and orders of the United States Department of Labor issued under Section 14 thereof."

23. Neither this order nor any interest therein nor any claim arising hereunder shall be transferred or assigned by the Seller without the prior written approval of the Purchaser.

24. Compliance with laws. It is a condition of this contract that the Seller certifies that it has complied with all of the provisions of all applicable federal, state and local laws and of all rules, regulations and orders issued thereunder, in the manufacture or production and sale of the material specified herein; and including, but not limited to the Occupational Safety and Health Act of 1970, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), as amended, the Resource Conservation and Recovery Act of 1976 (RCRA), as amended, the Fair Labor Standards Act 1938, as amended, the Equal Employment Opportunity Clause described by Executive Number 11246 of September 24, 1965, as amended; and Executive Order Number 11375 of October 3, 1967, unless this transaction is exempt under applicable regulations.
Seller hereby warrants that any material delivered to Purchaser pursuant to this contract is not and does not contain (1) a "hazardous substance" as defined in CERCLA, § 101 (14) or "hazardous waste" as defined in RCRA and applicable federal, state, or local law or regulations, or (2) any form of radioactive waste, material, contaminant or pollutant or any spent nuclear fuel as those terms are defined in any applicable federal, state, or local law or regulation.
If any liability or obligations incurred by or imposed upon Purchaser due to Seller's breach of the foregoing warranties, Seller agrees to defend, indemnify, and hold Purchaser harmless from such liabilities or obligations including, but not limited to, damages; injuries; penalties, fines, attorney's fees and expenses.

This contract and the respective rights and obligations of the parties with regard thereto, shall be governed by and construed according to the laws of the State in which the office issuing this order (as indicated on the reverse side hereof) is located.

**DELIVER NO GOODS AND PROCEED WITH NO WORK WITHOUT A PURCHASE
ORDER NUMBER WHICH WILL BE CONFIRMED IN WRITING.**



GEFCO

FAILING · SPELOSTAR · KING OIL TOOLS

P.O. BOX 873 · ENID, OKLAHOMA 73702 · 580-234-4141 · FAX 580-233-6607

Customer: __CP Masters Inc.__ Date: __12/20/2010__ Proposal # __2410CNRI__

New GEFCO Model 30K Drilling Rig	$611,314.00
Trade Allowance	($275,000.00)
Less nonrefundable deposit required at time of order	($20,000.00)
Balance due before delivery	$316,314.00 ✓

Ex-Works Enid, OK

Delivery:
Approximately 150 days after receipt of firm order and receipt of deposit, subject to prior sale and conditions beyond our control. Deposit and signed order required to establish a firm delivery. GEFCO shall in no event be liable to customer for late delivery.

Validity: Prices will be held firm for a period of 30 days from the date of this quotation.

Terms:
Deposit and signed order are required to initiate an order. Final payment must be made before delivery unless other arrangements are made with our Credit Department. Customer is responsible for all applicable taxes and additional related fees.

Trade-In Terms and Conditions:
The quoted trade-in allowance is subject to evaluation and acceptance of the trade-in by GEFCO to Enid, Oklahoma. Excluding normal wear and tear, the trade-in must be in an operating condition similar to the operating condition at the time of the trade-in appraisal and sales quotation allowance by GEFCO. If operating deficiencies are discovered by GEFCO during the trade-in evaluation, the customer will be notified immediately. The trade-in allowance will be adjusted to reflect the cost of returning the trade-in to the operating condition present at the time of the trade-in appraisal and sales quotation allowance.

Warranty:
GEFCO-The George E. Failing Company standard warranty policy is applicable; see copy attached. Purchaser's signature and return of this proposal indicates that a copy of the warranty statement has been received, read and understood by the purchaser.

Due to continuous and evolving engineering changes relating to improvements/refinements in our product line as well as the required replacement or substitution of purchased items due to obsolescence and/or new design, the Company reserves the right to change or substitute with *equal* or *better* components, those items listed in this quotation. In most cases, such changes, if any, can be accomplished at the same or reduced cost. Any changes resulting in increased cost will be submitted to the customer for prior approval.

Purchaser's signature and return of this proposal constitutes an order and acceptance of the terms, conditions and specifications contained herein. No additions, modifications or alterations will be valid unless made in writing and executed by GEFCO and purchaser. This order shall be governed by and construed according to Oklahoma law and it is agreed that if any disputes arises out of this agreement that the proper venue for any legal action shall be Garfield County, Oklahoma.

Customer Signature	_CEO_ Title	_1/4/11_ Date
GEFCO Signature	Title	Date
 GEFCO Order Acceptance	_PRESIDENT_ Title	_01/14/11_ Date



P.O. BOX 872 ·, ENID, OKLAHOMA 73702 · 580-234-4141 ·: FAX 580-233-6807

WARRANTY

Products shall mean and include new equipment consisting of portable drilling rigs and associated equipment manufactured by the George E. Failing Company hereinafter referred to as SELLER.

SELLER warrants products manufactured by it to be free from defects in material and workmanship under normal use and service, and which shall not have been subject to misuse, negligence or accident for a period of six months or 1,000 hours of service, whichever comes first, following the date of delivery. This Warranty is limited to the replacement or repair at the SELLER's factory, or at a point designated by the SELLER, of such part or parts as shall appear to the SELLER, upon inspection at such point, and in its sole judgment, to have been defective in material and workmanship.

The Warranty extends only to the first PURCHASER and becomes effective and remains in effect, only when invoices for products are paid in accordance with the stated sales terms.

The Warranty does not obligate the SELLER to bear the cost of labor, down-time or transportation chages in connection with the replacement or repair of defective parts, nor shall it apply to products upon which repairs or alterations have been made, unless such was authorized in writing by the SELLER. The Warranty shall not apply to products which have been damaged due to improper operation, maintenance, repair or overhaul, accident or other external cause of use or failure of parts not purchased from the SELLER. The Warranty shall not apply to any equipment which shall have been loaded or operated beyond its rated capacity, as specified by SELLER.

SELLER makes no Warranty in respect to trade accessories or products not manufactured by the SELLER, including but not limited to trucks, compressors, transmissions, engines, tires, wheels, batteries, tools, etc. such being subject to Warranties, if any, of the respective third-party manufacturers. Certain parts or components of drilling rigs such as mud pump liners, pistons, drill pipe, drill bits, etc., are subject to normal wear and are not covered under this Warranty. SELLER makes no warranty as to delivery of products as of a date certain.

NO WARRANTY OTHER THAN THAT SET FORTH ABOVE IS MADE BY SELLER, AND ALL OTHER WARRANTIES, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, ARE HEREBY DISCLAIMED.

The remedies of the purchaser set forth herein are exclusive, and the total liability of the SELLER with respect to the products and services furnished hereunder, in connection with the performance of breach thereof, or from the manufacture, sale, delivery, installation, repair or technical direction covered by or furnished under this contract, whether based on contract, warranty, negligence, indemnity, strict liability or otherwise, shall not exceed the purchase price of the products upon which such liability is based.

The SELLER and its suppliers shall in no event be liable to the PURCHASER, any successors in interest or any beneficiary or assignee of this contract, for any consequential, incidental, indirect, special or punitive damages arising out of this contract or any breach thereof, or any defect in, or failure of, or malfunction of the products hereunder, whether based upon loss of use, late delivery, lost profits or revenue, interest, lost goodwill, work stoppage, impairment of other goods, loss by reason of shutdown or non-operation, increased expenses of operation, cost of purchase of replacement power or claims of purchaser or customers of purchaser for service interruption whether or not such loss of damage is based on contract, warranty, negligence, indemnity, strict liability or otherwise.

The foregoing Warranty cannot be changed except by written authorization signed by an authorized officer of the SELLER and no attempt to repair or promise to repair or improve SELLER's products by any other representative of the Company shall change or extend said Warranty in any manner whatsoever.

The undersigned, by signing below, hereby accepts and agrees to be bound by the terms, conditions and limitations of the warranty agreement.

PURCHASER'S SIGNATURE: _____

PURCHASER: _____

PLACED IN SERVICE: _____ To be determined _____

SERIAL #: _____ To be determined _____

STECO TERMS AND CONDITIONS OF SALES

1. TITLE: Subject to STECO (SELLER) right of stoppage transit, title to all products sold hereunder, shall pass to BUYER upon delivery hereof, F.O.B. railroad car or common carrier truck, as the case may be, SELLER'S shipping point as designated herein.

2. DELIVERY TERMS/RISK OF LOSS: Does not guarantee time of delivery; however, SELLER shall make every effort to deliver orders at the time requested. No delivery delay will be honored to support a charge-back, or claim for damage. Each shipment shall be made at BUYER'S risk and SELLER shall have no liability for damage to the products after delivery to the carrier. Detention and demurrage arising due to customer retaining carrier equipment beyond the free period are for the customer's account.

3. FORCE MAJEURE: SELLER shall not be liable for failure or delay in delivery occasioned by fire, storm, flood, earthquake or other Act of God, war rebellion, insurrection, riot, strike or other labor disturbance, inevitable accident, failure of carriers to furnish transportation facilities, shortage of labor, power or raw materials, orders or requests of the government of the United States of America or of any State, or any political Subdivision, Department or Agency thereof, or any government officer or agent purporting to act under authority, interference of civil or military authorities, or any other cause of like or different nature beyond SELLER'S control.

4. LIMITED WARRANTY AND DISCLAIMER: STECO warrants that its products will be free from manufacturing defects for a period of 90 days subject to the terms, conditions and limitation of the SELLER'S Standard Warranty. This Warranty is expressly limited such that the liability of STECO over the life of this Warranty shall not exceed in aggregate a sum greater than the original purchase price of the STECO supplied product(s). This Warranty expressly excludes any damages attributable in whole or in part to defects and/or accuracies in designs and/or specifications provided to STECO by third parties, including purchaser. This Warranty expressly excludes any guarantee as to projected performance level of the product(s) sold hereunder.

BEYOND THE FACE HEREOF, STECO MAKES NO EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. THE TERMS AND CONDITIONS OF THIS WARRANTY SHALL BE THE SOLE AND EXCLUSIVE REMEDIES OF THE PURCHASER OF THE PRODUCTS MANUFACTURED BY STECO, AND THE PURCHASER HEREBY EXPRESSLY WAIVES ANY AND ALL CLAIMS FOR DAMAGES, WHETHER DIRECT OR INDIRECT, CONSEQUENTIAL OR INCIDENTAL, INCLUDING PROPERTY DAMAGE, PERSONAL INJURY DAMAGE TO THE PURCHASER OR THIRD PARTIES, LOSS OF BUSINESS OR PROFITS AND/OR LOSS OF BUSINESS REPUTATION. IT IS THE SOLE RESPONSIBILITY OF PURCHASER TO DETERMINE THE SUITABILITY OF STECO PRODUCTS IN THE PURCHASER'S INTENDED USE.

This Warranty constitutes the entire warranty and STECO is not bound by any oral expression or representation made by an agent or party purporting to act for or on behalf of STECO, or any commitment, arrangement or representation not expressly specified in this Warranty. This Warranty and STECO'S liability hereunder shall be construed pursuant to the laws of the State of Oklahoma.

5. WARRANTY LIMITATIONS AND EXCLUSIONS: SELLER'S liability hereunder is limited to repair and/or replacement, at SELLER'S sale option of the product found to be defective in material or workmanship. ANY MODIFICATION OR ALTERATION TO THE PRODUCT NOT AUTHORIZED IN WRITING BY SELLER SHALL OPERATE TO IMMEDIATELY VOID THIS WARRANTY IN ALL RESPECTS, AT WHICH TIME THE PRODUCTS ARE DEEMED SOLD AS-IS.

Further, BUYER, by its acceptance of the product, warrants that same will be utilized and/or installed in a suitable operating environment. BUYER acknowledges that BUYER will not remove SELLER'S product identification from the product and that BUYER will protect against any such unauthorized removal. Failure of BUYER to comply fully and completely with the limitations and conditions of use of the product will void this Warranty in all respects, at which time the products will be deemed as AS-IS.

6. CLAIMS PROCEDURES: In the case of claims against SELLER for defect in products written notice and sample illustrating such defect must be submitted to SELLER within 60 days of receipt of goods to give full basis for such claim. SELLER shall have 60 days from date of receipt of such notice to inspect and repair or replace defective products if such claim is allowed. Under no circumstances are the products to be returned to SELLER unless BUYER has received SELLER'S written instructions authorizing same. The BUYER shall have no right to deduct he amount of any claim from SELLER'S Invoice until the claim is allowed by SELLER or adjudicated by proper authority. All claims for loss or damage in transit must be filed with the carrier by the BUYER. Products are loaded in accordance with the carrier's loading instructions to insure delivery without damage. However, SELLER will give all reasonable assistance to BUYER in collecting loss or damage claims from carriers by furnishing duplicate invoice, affidavits showing count when loaded, method of loading, etc. BUYER should in all cases immediately report loss and/or damage to carrier and request inspection in case of damage. On loss claims, BUYER should secure car or truck seal numbers and signed exception report from the carrier.

7. BUYER'S STRICT PERFORMANCE: Time of payment is of the essence. In the event that BUYER shall, at any time, fail to accept delivery and make payment in accordance with the terms of the order, SELLER at its option, and without prejudice to any other lawful remedy, may suspend further deliveries there under, stop any shipments then in transit, or regard such default as a breach of the entire order. SELLER'S failure to insist upon BUYER'S strict performance or to exercise any option or legal right SELLER may have, shall not be construed as a waiver or relinquishment by SELLER of any option or legal right in the event of a subsequent breach by BUYER.

8. DELINQUENCY CHARGES: A one and one half (1-1/2) percent per month delinquency charge is applicable o all commercial accounts not paid when due. The imposition of such delinquency charge does not imply or constitute any agreement to forbear collection of a delinquent account.

9. ACCEPTANCE OF ORDERS: An order of products from STECO shall be effective only upon acceptance hereof by STECO at its home office in Enid, Oklahoma (but without necessity of any notice of acceptance by STECO to the purchaser). Any such order and all other transactions between STECO and purchasers of its products shall be governed by the laws of the State of Oklahoma, subject to preempting federal law. Venue shall be Garfield County, Oklahoma.

10. LIMITATION OF AUTHORITY: The conditions of sale appearing on any order shall control and may not be abrogated, varied, modified, supplemented or waived except with the written approval of an authorized representative of SELLER.

11. PAROL UNDERSTANDINGS: The order embodies all of the terms and conditions of sale, and there are not understandings, warranties, or agreements, expressed or implied relative to any order, or its subject matter that are not fully expressed therein. No representative, employee, agent or purported agent of SELLER, or any other person has any authority to assume for SELLER any additional or other liability or responsibility other than as set forth herein. SELLER SHALL NOT BE BOUND BY ANY ORAL REPRESENTATION OR EXPRESSION NOT SET FORTH SPECIFICALLY HEREIN.

12. RETURN AUTHORIZATION TERMS: Products may not be returned until SELLER'S written approval has been secured, and in such case will be accepted subject to inspection at SELLER'S factory. Prepayment of freight is to be made by BUYER. In addition, if approved for return, there will be a handling and reconditioning charge equivalent to 15 percent of the original sales value of the returned product or the actual charges incurred, whichever is larger.

13. MODIFICATION OF TERMS OF SALES: These Terms and Conditions of Sale cancel and supersede all previous issues, supplements and revisions and are subject to change without prior notice.



A Division of Blue Tee Corp

2215 S. Van Buren • Enid, Oklahoma 73702 • 580-237-7433

_____ SUMMARY SHEET_____

PROPOSAL NUMBER: 120-GH	Quantity	Price Each	November 30, 2009
STECO model CL-40 Container Loader as shown in specifications	1	$ 210,800.00	$ 210,800.00
STECO 53' Chassis	1	$ 35,000.00	$ 35,000.00
Federal Excise Tax	1	$ 4,200.00	$ 4,200.00
EX-Works, Enid, Oklahoma		$ -	FOB Enid, OK
CASH PRICE TOTAL for Proposal No. 120-GH			$ 250,000.00

Deposit of 20% Required for Order Entry $ 50,000.00

Delivery: Approximately 120 days from receipt of firm order, subject to conditions beyond our control and availability of components. CL-40 is being built for stock and subject to prior sale. Deposit is required to lock in price and establish a firm delivery. STECO shall in no event be liable to customer for late delivery.

Validity: Prices will be held firm for a period of 30 days from the date of this quotation, subject to prior sale.

Terms: Payment before delivery unless other arrangements are made with our Credit Department prior to delivery. Customer is responsible for all applicable taxes and additional related fees.

Warranty: STECO standard warranty policy is applicable; see copy attached.

Due to continuous and evolving engineering changes relating to improvements/refinements in our product line as well as the required replacement or substitution of purchased items due to obsolescence and/or new design, the Company reserves the right to change or substitute with *equal* or *better* components, those items listed in this quotation. In most cases, such changes, if any, can be accomplished at the same or reduced cost. Any changes resulting in increased cost will be submitted to the customer for prior approval.

Purchaser's signature and return of this quotation constitutes an order and acceptance of the terms, conditions and specifications contained herein. No additions, modifications or alterations will be valid unless made in writing and executed by STECO and purchaser.

_____   _____   _____
Customer Signature   Title   Date

_____   _____   _____
STECO Signature   Title   Date

IMPORTANT

READ CAREFULLY

CONDITIONS UPON WHICH YOU ACCEPT THIS ORDER

1. Terms or conditions advanced by Seller, unless accepted in writing by Purchaser's authorized representative, shall have no force or effect upon this order and shall not be binding upon Purchaser. The furnishing of any goods or services by Seller under this order constitutes an acceptance of this order by Seller under the terms and condition set forth herein unless this order is otherwise modified in writing by the parties. No addition to, or modification, alterations or waiver of, any of the provisions herein contained shall be valid unless made in writing and executed by Purchaser and Seller.

2. Except where this order indicates that price is estimated, do not supply any item at a price higher than that shown on this order without specific authority from us. Where the price shown is estimated, do not supply any item at a price more than 10% in excess of the estimate without specific authority from Purchaser.

3. Invoices must show our piece, pattern, part and drawing number for each item as specified on this order.

4. All claims for monies due or to become due from Purchaser, a division of Blue Tee Corp., shall be subject to set off by Purchaser or any counter claim arising out of this or any other of Purchaser's purchase or sales contracts, or those of any affiliate of the Seller.

5. Drafts will not be honored. C.O.D. shipments will not be accepted.

6. On date of shipment mail notice of each shipment in duplicate to this office.

7. Unless Purchaser specifies otherwise, immediately after carrier accepts goods for shipment, mail bill of lading or express receipt with date and routing inserted to Purchasing Department.

8. Each case or parcel must be accompanied by a packing list of contents showing our order number. Our count will be accepted as conclusive on all shipments for which no packing list is received.

9. Purchaser shall have the right at any time to specify the carrier and/or the mode of transportation to be employed in connection with part or all of the goods covered by this order. If as a result of Purchaser's exercise of this right Seller's cost shall be increased or decreased, Purchaser will make a proper adjustment of price.

10. Drayage or cartage charges will not be honored.

11. "Date required" date as shown on this order is the date by which material must arrive at our plant. Any unauthorized shipments received more than seven (7) days in advance of such date may at Purchaser's option be refused and returned to Seller at Seller's expense. Purchaser reserves the right to cancel all or any part of the undelivered portion of this order if shipping date is not satisfactory to Purchaser or if Seller does not make deliveries within the time specified.

12. Purchaser shall have the right at any time to make changes in this order by written notice to the Seller, and Seller agrees to comply with such changes. If such changes cause a material increase or decrease in Seller's costs or time for performance of this order, Seller shall notify Purchaser immediately and negotiate an adjustment.

13. Termination. The Purchaser reserves the right to cancel all or any part of this order prior to shipment without restocking charge unless previously agreed in writing and confirmed by the Purchaser.

14. All goods covered by this order subject to inspection and to rejection under Purchaser's standard statistical quality control notwithstanding prior payment.

15. Seller warrants that all goods or services furnished under this order will be free from defects in material or workmanship and will be in conformity with the requirements of this order including drawings and specifications if any, or reasonably fit for the purpose disclosed in this order or in such drawings or specifications, and where design is Seller's responsibility, will be free from defects in design. Purchaser's approval of Seller's design or material shall not be construed to relieve Seller of the warranties set forth herein. Without limitation of any rights which Purchaser may have at law by reason of any breach of warranty, goods which are not warranted may at any time within twelve (12) months after delivery be returned to Seller's expense. Purchaser at its option may require Seller either to replace such goods at no increase in price (Seller must pay all repacking charges and transportation and handling charges both ways) or to refund the purchase price and any charges in connection therewith. All warranties shall run to Purchaser and its customers.

16. Conditions beyond the control of Purchaser. The Purchaser shall not be held liable or deemed in default for failure to accept deliveries on specified delivery dates if failure or delay is caused by strikes, lockouts, or labor controversies, either with the Purchaser's personnel or with others, or by fire, floods, the elements, acts of God, war emergency, defense emergency, government controls, political control, embargoes, inability to obtain supplies of labor, or other conditions beyond the control of the Purchaser whether or not similar to those specifically enumerated herein.

17. Tools, jigs, dies, fixtures, templates, patterns, drawings and other information and things (hereinafter collectively called tools) paid for or furnished by Purchaser shall be used exclusively for production under Purchaser's order. Seller shall maintain such tools in first class condition and shall not encumber or dispose of them without prior written approval by Purchaser.

18. Seller shall treat as strictly confidential all specifications, drawings, blueprints, samples, models, and other information supplied by Purchaser. Seller shall not without the prior written consent of Purchaser disclose or divulge to any third person or persons any such information not previously known to Seller or not common knowledge in the industry.

19. Any material furnished by the Purchaser, on other than a change basis in connection with this order, shall be held by Seller upon consignment. All such materials not used in the manufacture of the goods covered by this order shall be returned to the Purchaser or otherwise disposed of and accounted for according to Purchaser's directions and at Purchaser's expense. All such materials not so accounted for or so returned shall be paid for by Seller.

20. (a) Except as to articles covered by subparagraph (b) hereof, Seller shall indemnify and hold harmless Purchaser and its vendees, mediate or immediate, from any claims, suits or actions against Purchaser or its vendees on the grounds that the goods covered by this order constitutes an infringement of any United States patent or patent right. Seller shall upon receipt of notice from Purchaser of any such claims, suites or actions assume the defense thereof. If, in any suit an injunction is issued against the further use of the goods or any part thereof, Seller will either procure for the Purchaser or its vendees the right to continue using the goods, or will replace the same with non-infringing goods, or modify them so they become non-infringing, or remove goods and refund the purchase price and the transportation and installation costs thereof. (c) If the articles ordered are to be manufactured or supplied in accordance with drawings and specifications furnished by Purchaser and which are not based upon Seller's drawings and specifications or design, Purchaser agrees, to indemnify and hold harmless Seller from any claims, suits or actions against Seller on the grounds that the goods covered by this order constitute an infringement of any United States patent or patent right.

21. If Seller's work under this order involves operations by the Seller on the premises of Purchaser, Seller shall, in connection with such operations, (a) indemnify Purchaser against all loss which may result in any way from any act or omission of the Seller, its agents, employees or subcontractors; (b) maintain insurance in amounts satisfactory to Purchaser such as will protect Purchaser from any claims for public liability, property damage, and employee's liability and compensation, and from any claims under any applicable Workman's Compensation or Occupational Disease Acts; and (c) furnish evidence satisfactory to Purchaser of the maintenance of such insurance by Seller.

22. In accepting this order Seller shall be deemed to represent that the goods and/or the performance of services to be furnished hereunder were or will be produced or performed in compliance with the Fair Labor Standards Act of 1938, as amended, and Seller shall insert the following certification on each invoice submitted in connection with this order:
   "We hereby certify that these goods were produced in compliance with all applicable requirements of Section 6, 7 and 12 of the Fair Labor Standards Act, as amended, and of regulations and orders of the United States Department of Labor issued under Section 14 thereof."

23. Neither this order nor any interest therein nor any claim arising hereunder shall be transferred or assigned by the Seller without the prior written approval of the Purchaser.

24. Compliance with laws. It is a condition of this contract that the Seller certifies that it has complied with all of the provisions of all applicable federal, state and local laws and of all rules, regulations and orders issued thereunder, in the manufacture or production and sale of the material specified herein; and including, but not limited to the Occupational Safety and Health Act of 1970, the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA), as amended, the Resource Conservation and Recovery Act of 1976 (RCRA), as amended, the Fair Labor Standards Act 1938, as amended, the Equal Employment Opportunity Clause described by Executive Order Number 11246 of September 24, 1965, as amended, and Executive Order Number 11375 of October 3, 1967, unless this transaction is exempt under applicable regulations.

   Seller hereby warrants that any material delivered to Purchaser pursuant to this contract is not an does not contain (1) a "hazardous substance" as defined in CERCLA, & 101 (14) or "hazardous waste" as defined in RCRA and applicable federal, state, or local law or regulations, or (2) any ion of radioactive waste, material, contaminant or pollutant or any spent nuclear fuel as those terms are defined in any applicable federal, state, or local law or regulation.

   If any liability or obligations incurred by or imposed upon Purchaser due to Seller's breach of the foregoing warranties, Seller agrees to defend, indemnify, and hold Purchaser harmless from such liabilities or obligations including, but not limited to, damages, injuries, penalties, fines, attorney' fees and expenses.

   This contract and the respective rights and obligations of the parties with regard thereto, shall b governed by and construed according to the laws of the State in which the office issuing this order (as indicated on the reverse side hereof) is located.

DELIVER NO GOODS AND PROCEED WITH NO WORK WITHOUT A PURCHASE ORDER NUMBER WHICH WILL BE CONFIRMED IN WRITING.

WARRANTY CARD

STECO, A DIVISION OF BLUE TEE CORP., hereinafter referred to as SELLER, expressly warrants each new piece of equipment manufactured by us to be free from defects in material and/or workmanship for a period of one (1) year from date of delivery to original purchaser. This warranty shall be effective only if the equipment is operated and maintained in conformance with written directions contained within SELLER'S Maintenance Instructions and is not subject to loads in excess of its rated capacity. Warranty is limited to the replacement or repair at the SELLER'S factory, or at a point designated by the SELLER, of such part as shall appear to the SELLER upon inspection at such point, to have been defective in material and workmanship. This warranty shall cease to be effective as to any equipment manufactured by us that has been resold after use.

This warranty becomes effective and remains in effect only when invoices for products are paid in accordance with the stated sales terms.

The warranty does not obligate the SELLER to bear the cost of labor, down-time or transportation charges in connection with the replacement or repair of defective parts, nor shall it apply to products upon which repairs or alterations have been made, unless such was authorized by or on behalf of the SELLER. This warranty shall also not apply to any equipment which has been subject to misuse, negligence or accident including, not limited to, upset.

SELLER shall in no event be liable for consequential damages or contingent liabilities.

SELLER makes no Warranty in respect to trade accessories (purchased parts), such being subject to Warranties of their respective manufacturer.

THIS EXPRESS WARRANTY IS OFFERED BY US IN PLACE OF ANY IMPLIED WARRANTY OF MERCHANTABILITY OR IMPLICIT CLAIM OR REPRESENTATION BY US THAT ANY EQUIPMENT WHICH WE MANUFACTURE IS FIT FOR THE PARTICULAR PURPOSE TO WHICH ANY PERSON MAY WISH TO APPLY IT. WE HEREBY DISCLAIM ANY SUCH IMPLIED WARRANTIES. WE HEREBY PLACE EVERY PURCHASER OF ONE OR MORE OF OUR NEW EQUIPMENT ON NOTICE THAT OUR WRITTEN TERMS AND CONDITIONS SHALL NOT BE SUBJECT TO ORAL MODIFICATION BY US, OUR AGENTS OR THIRD PARTIES.

WARRANTY CARD

Model Number_____Serial Number_____

Dealer_____

Address_____

Customer_____

Address_____

Customer's Signature_____

NOTE: Warranty will not be effective unless warranty card is totally completed, signed and returned to:
STECO, A DIVISION OF BLUE TEE CORP., P.O. Box 3127, Enid, Oklahoma 73702 – Phone 800-627-8326

SCHEDULE 2.4(b)(xviii)

OTHER RETAINED SELLER LIABILITIES

1. Employee-related benefits including payroll, bonuses and taxes through Closing.
2. Letters of credit listed in the Attachment (subject to Section 5.1(c) of the Agreement).
3. Seller's obligation to pay commissions in connection with China Tech A/R.
4. Coastal Recycling Services sent a letter to Steco dated September 12, 2011 regarding an alleged failure by Steco to deliver trailers on a timely basis and requesting a reduction in the purchase price of such trailers. Seller retains and Buyer does not assume any liability arising from any claim made by Coastal Recycling Services for breach of contract or otherwise related to this matter, including without limitation, any claim for lost profits or consequential damages. Seller shall also be responsible for any expenses and professional fees incurred in connection with the defense of any such claim, whether incurred by Seller or Buyer. If Buyer is required to take a discount upon the sale of such trailers, Seller shall reimburse Buyer for the amount of the discount.
5. Seller shall retain all obligations, liability and responsibility to ODGCL and its affiliates, including without limitation, in connection with the Memorandum of Understanding between Seller and ODCL. Without limiting the foregoing, Seller shall retain all liability and responsibility related to any warranty claim made by ODGCL or warranty work that must be performed for ODGCL. Buyer does not assume any liability, contract claim or warranty responsibility with respect to this customer, but would complete any warranty service on a contract basis, if any is needed.

BLUE TEE CORP. LETTERS OF CREDIT

Customer	Beneficiary's Name	L/C #	Issue Date	Exp. Date	L/C Amount	Issuer	Bank Rate
Entrwprise Nationale De Geophysique	HSBC	CPCS-799630	9-Dec-09	30-Sep-11	23,780.59	JP MorganChase	1.000%
Entrwprise Nationale De Geophysique	HSBC	CPCS 757283	19-Nov-09	31-Jul-11	56,925.55	JP MorganChase	1.000%
ODCI.	Faysal Bank	68026036	9-Mar-11	29-Feb-12	262,800.00	BOA	
Shenhua International	Bank of China	68026037	16-Mar-11	20-Feb-13	210,000.00	BOA	
Gulf Drilling International (GDI)	Qatar National Bank	CPCS-880647	27-Sep-10	31-Jan-12	42,948.60	JP MorganChase	1.000%
HSBC Bank PLC	HSBC Bank PLC	CPCS-737275	23-Nov-09	31-Jul-11	50,000.00	JP MorganChase	1.000%

$646,454.74

SCHEDULE 3.1(b)

SELLER'S GOVERNING DOCUMENTS

Please see attached.

Delaware

PAGE 1

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED ARE TRUE AND CORRECT COPIES OF ALL DOCUMENTS ON FILE OF "BLUE TEE CORP." AS RECEIVED AND FILED IN THIS OFFICE.

THE FOLLOWING DOCUMENTS HAVE BEEN CERTIFIED:

CERTIFICATE OF INCORPORATION, FILED THE FIFTEENTH DAY OF DECEMBER, A.D. 1995, AT 9 O'CLOCK A.M.

CERTIFICATE OF MERGER, FILED THE TWENTY-SEVENTH DAY OF DECEMBER, A.D. 1995, AT 9 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, FILED THE FIRST DAY OF MAY, A.D. 1996, AT 9 O'CLOCK A.M.

CERTIFICATE OF AMENDMENT, FILED THE FIFTH DAY OF JUNE, A.D. 2006, AT 12:48 O'CLOCK P.M.

CERTIFICATE OF OWNERSHIP, FILED THE THIRTY-FIRST DAY OF DECEMBER, A.D. 2007, AT 3:49 O'CLOCK P.M.

CERTIFICATE OF OWNERSHIP, FILED THE TENTH DAY OF DECEMBER, A.D. 2008, AT 7:49 O'CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF THE AFORESAID CERTIFICATE OF OWNERSHIP IS THE THIRTY-FIRST DAY OF DECEMBER, A.D. 2008.





Jeffrey W. Bullock, Secretary of State

2572387   8100H

100772292

AUTHENTICATION: 8133655

DATE: 07-26-10

You may verify this certificate online
at corp.delaware.gov/authver.shtml

Delaware

PAGE 2

The First State

CERTIFICATE OF OWNERSHIP, FILED THE TENTH DAY OF DECEMBER,
A.D. 2008, AT 7:50 O'CLOCK P.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE EFFECTIVE DATE OF
THE AFORESAID CERTIFICATE OF OWNERSHIP IS THE THIRTY-FIRST DAY
OF DECEMBER, A.D. 2008.

CERTIFICATE OF OWNERSHIP, FILED THE SIXTH DAY OF NOVEMBER,
A.D. 2009, AT 6:50 O'CLOCK P.M.

CERTIFICATE OF OWNERSHIP, FILED THE TWENTY-FOURTH DAY OF
DECEMBER, A.D. 2009, AT 11:56 O'CLOCK A.M.

AND I DO HEREBY FURTHER CERTIFY THAT THE AFORESAID
CERTIFICATES ARE THE ONLY CERTIFICATES ON RECORD OF THE
AFORESAID CORPORATION, "BLUE TEE CORP.".





2572387   8100H

100772292

Jeffrey W. Bullock, Secretary of State

AUTHENTICATION: 8133655

DATE: 07-26-10

CERTIFICATE OF INCORPORATION

OF

BLUE TEE CORP.

FIRST.   The name of the Corporation shall be BLUE TEE CORP.

SECOND.   Its registered office in the State of Delaware is to be located at 1013 Centre Road, in the City of Wilmington, County of New Castle, and its registered agent at such address is CORPORATION SERVICE COMPANY.

THIRD.   The purpose or purposes of the corporation shall be to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH.   The total number of shares of stock which the Corporation is authorized to issue is 1,500,000 shares of Class A common stock, with par value of $0.01 each.

FIFTH.   The name and mailing address of the incorporator is as follows:

> John E. Osnato
> Kavanagh Peters Powell & Osnato
> 415 Madison Avenue
> New York, New York 10017

SIXTH.   The Board of Directors shall have the power to adopt, amend or repeal the by-laws except as and to the extent provided in said by-laws.

SEVENTH.   No director shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director. Notwithstanding

the foregoing sentence, a director shall be liable to the extent provided by applicable law, (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this Article Seventh shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment.

IN WITNESS WHEREOF, I have executed, signed and acknowledged this Certificate of Incorporation this 15th day of December, 1995.



John E. Osnato

2

CERTIFICATE OF MERGER

OF

BLUE TEE CORP.
(a Maine corporation)

INTO

BLUE TEE CORP.
(a Delaware corporation)

_____

The undersigned corporation DOES HEREBY CERTIFY:

FIRST: That the name and states of incorporation of each of the constituent corporations of the merger are as follows:

BLUE TEE CORP.   Delaware

BLUE TEE CORP.   Maine

SECOND: That an agreement of merger between the parties to the merger has been approved, adopted, certified, executed and acknowledged by each of the constituent corporations in accordance with the requirements of subsection (c) of section 252 of the General Corporation Law of the State of Delaware.

THIRD: The name of the surviving corporation of the merger is BLUE TEE CORP., a Delaware corporation.

FOURTH: That the certificate of incorporation of BLUE TEE CORP., a Delaware corporation, shall be the certificate of incorporation of the surviving corporation.

FIFTH: That the executed agreement of merger is on file at the principal place of business of the surviving corporation. The address of said principal place of business is 250 Park Avenue South, New York, New York 10003.

SIXTH: That a copy of the agreement of merger will be furnished on request and without cost to any stockholder of any constituent corporation.

SEVENTH: The authorized capital stock of Blue Tee Corp., a Maine corporation, the foreign corporation which is a party to a merger is as follows:

Class	Number of Shares	Par Value per share or statement that shares are without par value
A Common Stock	376,923	par value $0.01 per share
B Common Stock	210,000	par value $0.01 per share
C Common Stock	490,000	par value $0.01 per share
D Common Stock	750,000	par value $0.01 per share
E Common Stock	1,500,000	par value $0.01 per share
Non-Voting Cumulative Preferred Stock	5,000	par value $1,000 per share
Voting Cumulative Preferred Stock	5,000	par value $1,000 per share

Name: Richard A. Secrist
Title: President

ATTEST:



Name: Glenn A. Smith
Title: Secretary

2

CERTIFICATE OF AMENDMENT

OF THE

CERTIFICATE OF INCORPORATION

OF

BLUE TEE CORP.

Blue Tee Corp. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware ("GCL"),

DOES HEREBY CERTIFY THAT:

1. The amendment to the Corporation's Certificate of Incorporation set forth below was duly adopted in accordance with the provisions of Section 242 of the GCL and has been consented to in writing by the stockholders in accordance with Section 228 of the GCL.

2. Article FOURTH of the Corporation's Certificate of Incorporation is amended to read in its entirety as follows:

"FOURTH: A. Authorized Capital Stock. The aggregate number of shares of stock which the Corporation shall have the authority to issue is Two Million Five Hundred Thousand (2,500,000) shares consisting of:

1. One Million Five Hundred Thousand (1,500,000) shares of Class A Common Stock, $.01 par value per share (the "Class A Stock"); and

2. One Million (1,000,000) shares of Class B Common Stock, $.01 par value per share (the "Class B Stock").

B. Class B Common Stock. The terms, relative rights, preferences and limitations of the Class B Stock are as follows:

1. The holders of Class B Stock shall be entitled to receive, when and as declared by the Board of Directors, out of funds legally available therefor, and if such funds are legally available therefor, no less than once in every twelve month period, preferential dividends in cash in an amount equal to 15.267 Dollars ($15.267) per share per year, which such preferential dividends shall terminate on April 30, 2004 (the

"Preferred Dividends"). The Preferred Dividends shall be cumulative and shall be paid on dates to be determined by the Board of Directors to record holders of Class B Stock on such dividend payment date.

2. In no event, so long as any shares of Class B Stock are outstanding, shall any dividends or distributions whatsoever, whether in cash, stock or otherwise, directly or indirectly, be paid or declared or any sums set aside therefore with respect to any Junior Stock (as defined below) or otherwise to any holder of Junior Stock unless prior to or simultaneous therewith all cumulative Preferred Dividends have been declared and paid in full. Issued and outstanding shares of Class A Stock and Class B Stock shall share ratably, with identical rights and preferences in any dividends paid, or declared and set aside for payment, other than the Preferred Dividends which shall be paid before any other dividends are paid. The term "Junior Stock" shall mean the Class A Stock and shares of capital stock of the Corporation issued pursuant to Paragraph D.3 which shall rank junior to the Class B Stock as to dividends or distribution of assets on liquidation, dissolution or winding up of the Corporation.

3. Upon any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the assets of the Corporation which remain after satisfaction in full of all valid claims of creditors of the Corporation and which are available for payment to shareholders, shall be distributed ratably to the holders of Class B Stock in an amount equal to (i) $8,400,000, less, (ii) all Preferred Dividends paid on the Class B Stock to the date fixed for the distribution of the Corporation's assets. If upon any liquidation, dissolution or winding up of the Corporation, the amounts payable with respect to the Class B Stock are not paid in full, the holders of the Class B Stock shall share ratably in any distribution of assets in proportion to the amounts to which they are entitled. After payment in full of the amounts to which they are entitled as provided in this Paragraph B.3, the holders of Class B Stock shall be entitled to share ratably with the holders of Class A Stock in

the distribution of the remaining assets of the Corporation.

C. **Class A Stock**. The terms, relative rights, preferences and limitations of the Class A Stock are as follows:

Subject to all rights of the Class B Stock, dividends may be paid on the Class A Stock as and when declared by the Board of Directors out of any funds of the Corporation legally available for the payment thereof. Except for the Preferred Dividends which shall be paid only to the holders of Class B Stock, issued and outstanding shares of Class A Stock and Class B Stock shall share ratably in any such dividend or distribution paid. The restriction on dividends and distributions with respect to shares of Class A Stock and Class B Stock are in addition to, and not in derogation of, any other restrictions on such dividends and distributions imposed by applicable law or set forth in this Certificate of Incorporation, as amended.

D. **Provision Applicable to Both Classes of Stock**. The following terms are applicable to the Class A Stock and the Class B Stock.

1. Each holder of shares of Class A Stock and/or Class B Stock shall be entitled to one vote for each share thereof held. Except as otherwise required by law, the holders of Class A Stock and Class B Stock shall vote together as a single class and not as separate classes.

2. Except as otherwise provided in this FOURTH Article, the Class A Stock and the Class B Stock, and the powers, preferences and rights in respect thereof (and the qualification, restrictions and limitations thereon) shall be identical.

3. Shares of stock of any class of the Corporation may be issued by the Corporation from time to time for such consideration as may be fixed from time to time by the Board of Directors, except that no shares of stock of the Corporation may be authorized and/or issued which have the right to receive a dividend senior to or in parity with the Preferred Dividends, except with the prior approval of the Trustee of the Blue Tee Corp.

Employee Stock Ownership Trust. Any and all
shares so issued with dividend rights junior
to the Preferred Dividends, the full
consideration for which shall have been paid
or delivered, shall be deemed fully paid and
nonassessable stock and not liable for any
further call or assessment thereon."

IN WITNESS WHEREOF, the Corporation has caused his Certificate to be signed by Richard A. Secrist, its President, and Glenn A. Smith, its Secretary, this 1st day of May, 1996.

Richard A. Secrist, President

Glenn A. Smith, Secretary

06/05/2006 09:47   12125980896   BLUE TEE CORP.   PAGE 05
02/23/2006 11:49   1717154444444   4|17 177 1177   1717

                                                      State of Delaware
                                                      Secretary of State
                                                   Division of Corporations
                                               Delivered 01:13 PM 06/05/2006
                                                  FILED 12:48 PM 06/05/2006
                                               SRV 060540349 - 2572387 FILE

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION

OF

BLUE TEE CORP.

Blue Tee Corp. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware ("GCL"),

Does hereby certify that:

1. The amendment to the Corporation's Certificate of Incorporation set forth below was duly adopted in accordance with the provisions of Section 242 of the GCL and has been consented to in writing by the stockholders in accordance with Section 228 of the GCL.

2. The certificate of incorporation of the Corporation is hereby amended by striking out Article Fourth thereof and by substituting in lieu of said Article the following new Article:

FOURTH: Authorized Capital Stock. The aggregate number of shares of stock which the Corporation shall have the authority to issue is Three Hundred Thousand (300,000) shares consisting of Three Hundred Thousand (300,000) shares of Class A Common Stock, $.01 par value per share (the "Class A Stock"). Dividends may be paid on the Class A Stock as and when declared by the Board of Directors out of any funds of the Corporation legally available for the payment thereof. Each holder of shares of Class A Stock shall be entitled to one vote for each share thereof held. Shares of Class A Stock may be issued by the Corporation from time to time for such consideration as may be fixed from time to time by the Board of Directors. Any and all shares so issued, the full consideration for which shall have been paid or delivered, shall be deemed fully paid and non-assessable stock and not liable for any further call or assessment thereon.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by William M. Kelly, its President, and David P. Alldian, its Secretary, this 23rd day of February, 2006.

_____
William M. Kelly, President

_____
David P. Alldian, Secretary

CERTIFICATE OF OWNERSHIP AND MERGER
OF
AZCON SALES CORPORATION
(a Delaware corporation)

INTO

BLUE TEE CORP.
(a Delaware corporation)

It is hereby certified that:

1. BLUE TEE CORP. (the "Corporation") is a business corporation of the State of Delaware.

2. The Corporation is the owner of all of the outstanding shares of each class of the stock of AZCON SALES CORPORATION, which is also a business corporation of the State of Delaware

3. On December 27, 2007, the Board of Directors of the Corporation adopted the following resolutions to merge AZCON SALES CORPORATION into the Corporation:

RESOLVED, that AZCON SALES CORPORATION be merged into this Corporation, and that all of the estate, property, rights, privileges, powers and franchises of AZCON SALES CORPORATION be vested in and held and enjoyed by this Corporation as fully and entirely and without change or diminution as the same were before held and enjoyed by AZCON SALES CORPORATION in its name.

RESOLVED, that this Corporation shall assume all of the obligations of AZCON SALES CORPORATION.

RESOLVED, that this Corporation shall cause to be executed and filed and/or recorded the documents prescribed by the laws of the State of Delaware and by the laws of any other appropriate jurisdiction and will cause to be performed all necessary acts within the State of Delaware and within any other appropriate jurisdiction.

Executed on December 27, 2007

BLUE TEE CORP.

By: _____

David P. Alkdian
Executive Vice President-Finance

{00013060.DOC 1}

CERTIFICATE OF OWNERSHIP AND MERGER

OF

GEORGE E. FAILING SALES COMPANY, INC.
(a Delaware corporation)

INTO

BLUE TEE CORP.
(a Delaware corporation)

It is hereby certified that:

1. BLUE TEE CORP. (the "Corporation") is a business corporation of the State of Delaware.

2. The Corporation is the owner of all of the outstanding shares of the stock of GEORGE E. FAILING SALES COMPANY, INC., which is also a business corporation of the State of Delaware.

3. On December 10 , 2008, the Board of Directors of the Corporation adopted the following resolutions to merge GEORGE E. FAILING SALES COMPANY, INC. into the Corporation:

> RESOLVED, that GEORGE E. FAILING SALES COMPANY, INC. be merged into this Corporation, and that all of the estate, property, rights, privileges, powers and franchises of GEORGE E. FAILING SALES COMPANY, INC. be vested in and held and enjoyed by this Corporation as fully and entirely and without change or diminution as the same were before held and enjoyed by GEORGE E. FAILING SALES COMPANY, INC. in its name; and

> RESOLVED, that this Corporation shall assume all of the obligations of GEORGE E. FAILING SALES COMPANY, INC., and

> RESOLVED, that this Corporation shall cause to be executed and filed and/or recorded the documents prescribed by the laws of the State of Delaware and by the laws of any other appropriate jurisdiction and will cause to be performed all

{00023296.DOC 1}

necessary acts within the State of Delaware and within any other appropriate jurisdiction; and

RESOLVED, that the effective time of the Certificate of Ownership and Merger setting forth a copy of these resolutions, and the time when the merger therein provided for, shall become effective shall be December 31, 2008.

Executed on December _10_, 2008


BLUE TEE CORP.

By: _____

David P. Alldian
Executive Vice President-Finance


State of Delaware
Secretary of State
Division of Corporations
Delivered 07:49 PM 12/10/2008
FILED 07:50 PM 12/10/2008
SRV 081184001 - 2572387 FILE

CERTIFICATE OF OWNERSHIP AND MERGER

OF

BROWN-STRAUSS STEEL SALES, INC.
(a Delaware corporation)

INTO

BLUE TEE CORP.
(a Delaware corporation)

It is hereby certified that:

1. BLUE TEE CORP. (the "Corporation") is a business corporation of the State of Delaware.

2. The Corporation is the owner of all of the outstanding shares of each class of the stock of BROWN-STRAUSS STEEL SALES, INC., which is also a business corporation of the State of Delaware.

3. On December 10, 2008, the Board of Directors of the Corporation adopted the following resolutions to merge BROWN-STRAUSS STEEL SALES, INC. into the Corporation:

> RESOLVED, that BROWN-STRAUSS STEEL SALES, INC. be merged into this Corporation, and that all of the estate, property, rights, privileges, powers and franchises of BROWN-STRAUSS STEEL SALES, INC. be vested in and held and enjoyed by this Corporation as fully and entirely and without change or diminution as the same were before held and enjoyed by BROWN-STRAUSS STEEL SALES, INC. in its name; and

> RESOLVED, that this Corporation shall assume all of the obligations of BROWN-STRAUSS STEEL SALES, INC.; and

> RESOLVED, that this Corporation shall cause to be executed and filed and/or recorded the documents prescribed by the laws of the State of Delaware and by the laws of any other appropriate jurisdiction and will cause to be performed all necessary acts within the State of Delaware and within any other appropriate jurisdiction; and

{00023286:1}

RESOLVED, that the effective time of the Certificate of Ownership and Merger setting forth a copy of these resolutions, and the time when the merger therein provided for, shall become effective shall be December 31, 2008.

Executed on December _10_, 2008


BLUE TEE CORP.

By: _____

David P. Alldian
Executive Vice President-Finance


CERTIFICATE OF OWNERSHIP AND MERGER

OF

STANDARD ALLOYS & MANUFACTURING SALES COMPANY
(a Delaware corporation)

INTO

BLUE TEE CORP.
(a Delaware corporation)

It is hereby certified that:

1. BLUE TEE CORP. (the "Corporation") is a business corporation of the State of Delaware.

2. The Corporation is the owner of all of the outstanding shares of each class of the stock of STANDARD ALLOYS & MANUFACTURING SALES COMPANY, which is also a business corporation of the State of Delaware.

3. On October 29, 2009, the Board of Directors of the Corporation adopted the following resolutions to merge STANDARD ALLOYS & MANUFACTURING SALES COMPANY into the Corporation:

RESOLVED, that STANDARD ALLOYS & MANUFACTURING SALES COMPANY be merged into this Corporation, and that all of the estate, property, rights, privileges, powers and franchises of STANDARD ALLOYS & MANUFACTURING SALES COMPANY be vested in and held and enjoyed by this Corporation as fully and entirely and without change or diminution as the same were before held and enjoyed by STANDARD ALLOYS & MANUFACTURING SALES COMPANY in its name; and

RESOLVED, that this Corporation shall assume all of the obligations of STANDARD ALLOYS & MANUFACTURING SALES COMPANY; and

RESOLVED, that this Corporation shall cause to be executed and filed and/or recorded the documents prescribed by the laws of the State of Delaware and by the laws of any other appropriate jurisdiction and will cause to be performed all

{00072910;v1}

necessary acts within the State of Delaware and within any other appropriate jurisdiction; and

RESOLVED, that the effective time of the Certificate of Ownership and Merger setting for a copy of these resolutions, and the time when the merger therein provided for, shall become effective upon filing with the Secretary of State.

Executed on October $\underline{30}$, 2009


BLUE TEE CORP.

By: _____

David P. Alldian
Executive Vice President-Finance


State of Delaware
Secretary of State
Division of Corporations
Delivered 11:56 AM 12/24/2009
FILED 11:56 AM 12/24/2009
SRV 091136685 - 2572387 FILE

CERTIFICATE OF OWNERSHIP AND MERGER

OF

BLUE TEE HOLDINGS, INC.
(a Delaware corporation)

INTO

BLUE TEE CORP.
(a Delaware corporation)

It is hereby certified that:

1. BLUE TEE CORP. (the "Corporation") is a business corporation of the State of Delaware.

2. The Corporation is the owner of all of the outstanding shares of each class of the stock of BLUE TEE HOLDINGS, INC., which is also a business corporation of the State of Delaware.

3. On December _9th_, 2009, the Board of Directors of the Corporation adopted the following resolutions to merge BLUE TEE HOLDINGS, INC. into the Corporation:

> RESOLVED, that BLUE TEE HOLDINGS, INC. be merged into this Corporation, and that all of the estate, property, rights, privileges, powers and franchises of BLUE TEE HOLDINGS, INC. be vested in and held and enjoyed by this Corporation as fully and entirely and without change or diminution as the same were before held and enjoyed by BLUE TEE HOLDINGS, INC. in its name; and.

> RESOLVED, that this Corporation shall assume all of the obligations of BLUE TEE HOLDINGS, INC.; and

> RESOLVED, that this Corporation shall cause to be executed and filed and/or recorded the documents prescribed by the laws of the State of Delaware and by the laws of any other appropriate jurisdiction and will cause to be performed all necessary acts within the State of Delaware and within any other appropriate jurisdiction; and

{00078468;v1}

RESOLVED, that the effective time of the Certificate of Ownership and Merger setting forth a copy of these resolutions, and the time when the merger therein provided for, shall become effective shall be upon filing with the Secretary of State.

Executed on December 9th, 2009


BLUE TEE CORP.

By:＿＿＿＿＿＿＿＿＿＿＿＿＿

David P. Alldian
Executive Vice President - Finance


AMENDED AND RESTATED

BY-LAWS

OF

BLUE TEE CORP.

(hereinafter called the "Corporation")

ARTICLE I

OFFICES

Section 1. Registered Office. The registered office of the Corporation shall be that office specified from time to time in the Certificate of Incorporation of the Corporation (the "Certificate of Incorporation").

Section 2. Other Offices. The Corporation may also have offices at such other places both within and without the State of Delaware as the Board of Directors or officers may from time to time determine.

ARTICLE II

MEETING OF STOCKHOLDERS

Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting or in a duly executed waiver of the notice thereof.

Section 2. Annual Meetings. The Annual Meetings of Stockholders shall be held on such date and at such time as shall be designated from time to time by the Board of Directors and stated in the notice of the meeting, at which meetings the stockholders shall elect by a plurality vote a Board of Directors, and transact such other business as may properly be brought before the meeting. Written notice of the Annual Meeting stating the place, date and hour of the meeting shall be given to each stockholder entitled to vote at such meeting not less than ten nor more than sixty days before the date of the meeting.

Section 3. Special Meetings. Unless otherwise prescribed by law or by the Certificate of Incorporation, Special Meetings of Stockholders, for any purpose or purposes, may be called by either the Chairman of the Board or the President and shall be called by any such officer at the request in writing of a majority of the Board of Directors or at the

request in writing of stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting.

Section 4. Meetings by Remote Communication. The Board of Directors may, in its sole discretion, determine that an annual or special meeting shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the Delaware General Corporation Law. If a meeting by remote communication is authorized by the Board of Directors in its sole discretion, and subject to guidelines and procedures as the Board of Directors may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication, participate in a meeting of stockholders and be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication, provided that (a) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder, (b) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (c) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 5. Notice of Meetings. Written notice of an Annual Meeting or Special Meeting stating the place, date and hour of the meeting and in the case of a Special Meeting, the purpose or purposes for which the meeting is called shall be given not less than ten or more than sixty days before the date of the meeting to each stockholder entitled to vote at such meeting. The notice of any meeting shall also include, or be accompanied by, any additional statements, information or documents required by the Delaware General Corporation Law.

Section 6. Waiver of Notice. Notice of the time, place, and purpose or purposes of any meeting of stockholders may be waived by a written waiver thereof, signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice. Such waiver, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 7. Quorum. Except as otherwise provided by law or by the Certificate of Incorporation, the holders of a majority of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to

2

adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. As such adjourned meeting at which a quorum shall be presented or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be give to each stockholder entitled to vote at the meeting.

Section 8. Voting. Unless otherwise required by law, the Certificate of Incorporation or these By-Laws, any question brought before any meeting of stockholders shall be decided by the vote of the holders of a majority of the stock represented and entitled to vote thereat. Each stockholder represented at a meeting of stockholders shall be entitled to cast one vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy but no proxy shall be voted on or after eleven months from its date, unless such proxy provides for a longer period. The Board of Directors, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in his discretion, may require that any votes cast at such meeting shall be cast by written ballot.

Section 9. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. A telegram, cablegram or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of this section, provided that any such telegram, cablegram or other electronic transmission sets forth or is delivered with information from which the Corporation can determine that the telegram, cablegram or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder or proxyholder and the date on which such stockholder or proxyholder or authorized person or persons transmitted such telegram, cablegram or electronic transmission. The date on which such telegram, cablegram or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by telegram, cablegram or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper shall be delivered to the Corporation by delivery to its principal place of business or an officer or agent of the Corporation having custody of the book in which the proceedings of meetings of stockholders are recorded, to the extent and in the manner provided by resolution of the Board of Directors of the Corporation. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing. Prompt notice of taking of the corporate action without a meeting by less than unanimous written consent

shall be given to those stockholders who have not consented in writing.

Section 10. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purposes germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, a the office of the Secretary of the Corporation and at the office of its transfer agent or registrar, if there be one. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder of the Corporation who is present.

Section 11. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 7 of this Article II or the books of the Corporation, or to vote in person or by proxy at any meeting of stockholders.

ARTICLE III

DIRECTORS

Section 1. Number and Election of Directors. The Board of Directors shall consist of not less than three or nor more that fifteen members, as determined by resolution of the Board of Directors from time to time. Except as provided in Section 2 of this Article and except as provided in the Certificate of Incorporation, directors shall be elected by a plurality of the votes cast as Annual Meetings of Stockholders, and each director so elected shall hold office until the next Annual Meeting and until his successor is duly elected and qualified, or until his earlier resignation or removal. Any director may resign at any time upon notice to the Corporation. Directors need not be stockholders.

Section 2. Vacancies. Except as provided by the Delaware General Corporation Law with respect to directors elected by a class of stockholders, vacancies and newly created directorships resulting from any increase in the authorized number of directors or the removal of any director may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier resignation or removal.

Section 3. Duties and Powers. The business of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws directed or required to be exercised or done by the stockholders.

4

Section 4. Meetings. The Board of Directors of the Corporation may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors. Special meetings of the Board of Directors may be called by the Chairman, if there be one, the President, or any two directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than forty-eight (48) hours before the date of the meeting, by telephone, telegram or other electronic transmission on twenty-four (24) hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the directors or members of a committee of directors need be specified in any written notice unless so required by the Certificate of Incorporation or these by-laws. Whenever notice is required to be given under the Delaware General Corporation Law, Certificate of Incorporation or these By-Laws, a written waiver signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of any such person at a meeting shall constitute a waiver of notice of such meeting, except when such person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 5. Quorum. Except as may be otherwise specifically provided by law, the Certificate of Incorporation or these By-Laws, at all meetings of the Board of Directors, a majority of the entire Board of Directors shall constitute a quorum for the transaction of business except when a vacancy or vacancies prevents such majority, whereupon a majority of the directors in office shall constitute a quorum, provided, that such majority shall constitute at least one-third of the whole Board of Directors. The act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

Section 6. Required Approvals. The affirmative vote of a majority of the directors shall be required in order for the Corporation to take any of the following actions: (a) dispose of all or substantially all the consolidated assets of the Corporation, either directly or through one or more subsidiaries; (b) make any loans or other advances of money to any officer, director, shareholder or affiliates thereof outside of the ordinary course of business, or otherwise enter into or be a party to any transaction with any such individual or person; (c) issue stock options or warrants which in the aggregate cover more than 5% of the shares of Common Stock outstanding, to any officer, director, shareholder or affiliates thereof, or any other individual or person in connection with an arrangement for employment by, or consulting relationship with, the Corporation; (d) issue any form of long-term debt in excess of $ 1 million, other than long-term debt permitted under any previously approved bank facility or incurred to refinance debt outstanding; (e) liquidate the Corporation; (f) change in any material way the accounting methods or policies (except to conform to generally accepted accounting principles), or the auditors (unless the new auditors are a nationally

5

recognized independent accounting firm) of the Corporation; or (g) amend or modify the Certificate of Incorporation or these By-Laws or the articles of incorporation or by-laws of any material subsidiary of the Corporation.

Section 7. Actions of the Board. Unless otherwise provided by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or committee, as the case may be, consent thereto in writing or electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 8. Meetings by Means of Conference Telephone. Unless otherwise provided by the Certificate of Incorporation of these By-Laws, members of the Board of Directors of the Corporation, or any committee designated by the Board of Directors, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 7 shall constitute presence in person at such meeting.

Section 9. Committees. The Board of Directors may, by resolution passed by a majority of the entire Board of Directors, designate one or more committees, each committee to consist of two or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any committee, to the extent allowed by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation. Each committee shall keep regular minutes and report to the Board of Directors when required.

Section 10. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for attending committee meetings.

Section 11. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association, or other organization in which one or more of its

directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if (i) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorized the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his or their relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair as to the Corporas of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the shareholders and the person asserting the fairness of the transaction establishes the fairness. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

Section 12. Removal of Directors. Except as may otherwise be provided by the Delaware General Corporation law, any director of the entire Board of Directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

ARTICLE IV

OFFICERS

Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, may also choose a Chairman of the Board of Directors (who must be a director), and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these By-Laws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.

Section 2. Appointment. The Board of Directors at its first meeting held after each Annual Meeting of Stockholders shall appoint the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and all officers of the Corporation shall hold office until their successors are chosen and qualified, or until their earlier resignation or removal. Any officer appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

<u>Section 3</u>. <u>Voting Securities Owned by the Corporation</u>. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice-President and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.

<u>Section 4</u>. <u>Chairman of the Board of Directors</u>. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. He shall be the Chief Executive Officer of the Corporation, and except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

<u>Section 5</u>. <u>President</u>. The President shall, subject to the control of the Board of Directors and, if there be one, the Chairman of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. He shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these By-Laws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and the Board of Directors. If there be no Chairman of the Board of Directors, the President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as from time to time may be assigned to him by these By-Laws or by the Board of Directors.

<u>Section 6</u>. <u>Vice-Presidents</u>. At the request of the President or in his absence or in the event of his inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice-President or the Vice-Presidents if there is more than one (in the order designated by the Board of Directors) shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice-President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice-President, the Board of Directors shall designate the

officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.

Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for the standing committees when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform other duties as may be prescribed by the Board of Directors or President, under whose supervision he shall be. If the Secretary shall be unable to shall refuse to cause to be given notice of all meetings of the stockholders an special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.

Section 8. Treasurer. The Treasurer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors, taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all his transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

Section 9. Assistant Secretaries. Except as may be otherwise provided in these By-Laws, Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice-President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of his disability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.

Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice-President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of his disability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.

ARTICLE V

STOCK

Section 1. Form of Certificate. Certificates representing stock in the Corporation shall be signed, in the name of the Corporation (i) by the Chairman of the Board of Directors, the President or a Vice-President and (ii) by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation.

Section 2. Signatures. Where a certificate is countersigned by (i) the Secretary, (ii) a transfer agent other than the Corporation or its employee, or (iii) a registrar other than the Corporation or its employee, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

Section 3. Lost Certificate. The Board of Directors may direct a new certificate of stock or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed. When authorizing such issue of a new certificate, the Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificate, or his legal representative, to advertise the same in such manner as the Board of Directors shall require and/or give the Corporation a bond in such

in connection with the defense or settlement of such action, or in connection with an appeal thereof, if the Agent acted in good faith and in a manner the Agent reasonably believed to be in, or not opposed to, the best interests of the Corporation. Notwithstanding the foregoing, no indemnification shall be made in respect of any action as to which a person shall have been adjudged to be liable to the Corporation if applicable law prohibits such indemnification, unless the court of Chancery of the State of Delaware or the court in which such action shall have been brought or is pending shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or such other court shall deem proper. With the consent of the Board of Directors, the Corporation may provide such indemnification.

Section 3. Other Indemnification. The Corporation may indemnify any person to whom the Corporation is permitted to provide indemnification by applicable law, whether pursuant to rights granted pursuant to, or provided by, the Delaware General Corporation Law or other rights created by any by-law, agreement, vote of stockholders or disinterested directors or otherwise, it being expressly intended that these By-Laws authorize the creation of such other rights in any such manner.

Section 4. Advances. The Corporation shall, from time to time, reimburse or advance to any Agent, and may reimburse its employees and agents, the funds necessary for payment of reasonable expenses (including attorneys' fees) incurred in connection with any action, suit or proceeding referred to in Sections 1 and 2 of this Article, upon receipt of a written undertaking by or on behalf of such person to repay such amount(s) if a judgment or other final adjudication adverse to the person seeking indemnification establishes that (i) his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and, in either case, were material to the cause of action so adjudicated, or (ii) he or she personally gained in fact a financial or other advantage to which he or she was not legally entitled. The Corporation may reimburse or advance to any person to whom the Corporation is permitted to provide advancement of expenses by applicable law, whether pursuant to rights granted pursuant to, or provided by, the General Corporation Law or other rights created by any by-law, agreement, vote of stockholders or disinterested directors or otherwise, it being expressly intended that these By-Laws authorize the creation of such other rights in any such manner.

Section 5. Agreements. The Corporation may, with the approval of the Board of Directors, enter into an agreement with any person to provide for indemnification of such person or advancement of expenses to such person, to the extent not prohibited by law. The failure to enter into any such agreement shall not affect or limit the rights of any such person under this Article VIII.

Section 6. Presumption and Applicability.

(a)   Any officer or director of the Corporation serving (i) another corporation, of which a majority of the shares entitled to vote in the election of its directors is held by the Corporation, or (ii) any qualified or non-qualified

14

plan or other employee benefit plan of the Corporation or any corporation referred to in clause (i) above, shall be deemed to be doing so at the request of the Corporation. In all other cases, the provisions of this Article VIII will apply (x) only if the person serving another corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise so serves or served at the specific request of the Corporation, evidenced by a written communication signed by an officer of the Corporation, and (y) only if and to the extent that, after making such efforts as the Corporation shall deem adequate in the circumstances, such person shall be unable to obtain indemnification from such other enterprise or its insurer.

(b)   The termination of any action, suit or proceeding – whether by judgment, order, settlement, conviction or upon a plea of *nolo contendere* or its equivalent – shall not, in and of itself, create a presumption that the person did not act in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, or, with respect to any criminal action or proceeding, that such person had reasonable cause to believe that his or her conduct was unlawful.

(c)   Any person entitled to be indemnified or to the reimbursement or advancement of expenses as a matter of right pursuant to this Article VIII may elect to have the right to indemnification (or advancement of expenses) interpreted on the basis of the applicable law in effect at the time of the occurrence of the event or events giving rise to the action or proceeding, to the extent permitted by law, or on the basis or the applicable law in effect at the time indemnification or advancement of expenses is sought.

(d)   For purposes of Sections 1 and 2 of this Article VIII, a person shall be deemed to have acted in good faith and in a manner he or she reasonable believed to be in, or not opposed to, the best interests of the Corporation or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his or her conduct was unlawful, if his or her action was based on the records or books of account of the Corporation or another enterprise, or on information supplied to him or her by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term "another enterprise" as used in this Section 6(d) shall mean any other corporation or any partnership, joint venture, trust or other enterprise of which such person is or was serving at the request

15

of the Corporation as a director or officer employee or agent. The provisions of this Section 6(d) shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 1 or 2 of this Article VIII, as the case may be.

Section 7. Non-Exclusivity and Survival of Indemnification. The indemnification provided by this Article VIII shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any By-Law, agreement, contract, vote of stockholders or disinterested directors or pursuant to the direction (however embodied) of any court of competent jurisdiction or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office. The provisions of this Article VIII shall not be deemed to preclude the indemnification of any person who is not specified in Section 1 or 2 of this Article VIII but whom the Corporation has the power or obligation to indemnify under the provisions of the Delaware General Corporation Law or otherwise. The indemnification provided by this Article VIII shall continue as to a person who has ceased to be an Agent, and shall inure to the benefit of the heirs, executors and administrators of such person.

Section 8. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or enterprise against any liability asserted against him or her and incurred by him or her in such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power or obligation to indemnify him or her against such liability under the provisions of this Article VIII.

Section 9. Meaning of "the Corporation" for Purposes of Article VIII. For purposes of this Article VIII, references to "the Corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power and authority to indemnify its directors, officers, employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director or officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VIII with respect to the resulting or surviving corporation as he or she would have with respect to such constituent corporation if its separate existence had continued.

ARTICLE IX

AMENDMENTS

Section 1. These By-Laws may be altered, amended or repealed, in whole or in part, or new By-Laws may be adopted by the stockholders; provided, however, that notice of such alteration, amendment, repeal or adoption of new By-Laws be contained in the notice of such meeting of stockholders. All such amendments must be approved by the vote of the holders of all of the outstanding capital stock entitled to vote thereon.

Section 2. Entire Board of Directors. As used in this Article IX and in these By-Laws generally, the term "entire Board of Directors" means the total number of directors which the Corporation would have if there were no vacancies.

SCHEDULE 3.10

ACCOUNTS RECEIVABLE

Please see attached.

ACCOUNTS RECEIVABLE AGING REPORT

Sequence by Customer: ACCOUNT NUMBER	Aged By: DUE DATE	Current Customers: INCLUDED
Customer Range: 9999 thru 999999	Aging Date: 9/30/2011	Paid Invoices: INCLUDED
*AR = AR over limit *ARCP = AR + CP over limit	Update Agings: YES	Current Invoices: INCLUDED

Cust No Customer Information	Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
20855 ATLAS DRILLING CO PTY LTD						
61738710162 61-7-408 664 292						
*ARCP Crd Rem: 62,983.30-						
Crd Lmt: 8,900.00 Totals:	17,698.90	17,698.90	.00	.00	.00	.00
24306 STEWART & STEVENSON CANADA INC CALGARY						
403-215-5300						
*AR Crd Rem: 11,803.87-						
Crd Lmt: 1,100.00 Totals:	12,903.87	12,903.87	.00	.00	.00	.00
24429 NORTHWEST SEQUOIA DRLG LTD.						
403-279-3161 403-333-2720 (CELL)						
*AR Crd Rem: 5,638.08-						
Crd Lmt: 1.00 Totals:	5,639.08	5,639.08	.00	.00	.00	.00
24611 J.S. REDPATH LIMITED NORTH BAY						
705-474-2461						
*ARCP Crd Rem: 1,874.00-						
Crd Lmt: 1.00 Totals:	625.00	625.00	.00	.00	.00	.00
24941 SHENHUA INTERNATIONAL LTD + BEIJING						
861058131125 WANG ZHIYI						
*AR Crd Rem: 2,099,032.66-						
Crd Lmt: 1.00 Totals:	2,099,033.66	2,100,000.00	.00	.00	.00	966.34-
24951 SUN RAINBOW TECH LIMITED BEIING						
861082072610 PETERLEE@CHINA.COM						
Crd Rem: 1,468.00						
Crd Lmt: 1,000.00 Totals:	468.00-	38.00-	.00	.00	.00	430.00-
31141 NATIONAL EGYPTIAN DRILLING & + CAIRO						
20225084914 HANY BADAWI						
*AR Crd Rem: 44.00-						
Crd Lmt: 1.00 Totals:	45.00	45.00	.00	.00	.00	.00
31191 REGWA CAIRO						
25934664 25934506						
Crd Rem: 11,996.30						
Crd Lmt: 1.00 Totals:	30,545.46-	.00	.00	.00	.00	30,545.46-
36321 DAHO POZOS DE CENTROAMERICA SA						
50223825000						
*AR Crd Rem: 1,608.96-						
Crd Lmt: 1.00 Totals:	1,609.96	1,609.96	.00	.00	.00	.00
36341 IPERSA, P-003						
502-474-2876 IPERSA@GMAIL.COM THOMAS						
Crd Rem: 679.24						

Cust No	Customer Information		Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
	Crd Lmt:	1.00	Totals:	10,183.42-	10,183.42-	.00	.00	.00	.00

38276 MINISTRY OF INDUSTRY   MOSUL

*AR	Crd Rem:	2,723,072.00-							
	Crd Lmt:	1.00	Totals:	2,723,073.00	2,723,073.00	.00	.00	.00	.00

39941 NAGECO   TRIPOLI
      MOHAMED BELAZIE

*AR	Crd Rem:	78,704.00-							
	Crd Lmt:	1.00	Totals:	78,705.00	.00	.00	.00	.00	78,705.00

40041 K MAIKAI CO LTD
      81475301001

	Crd Rem:	532.42							
	Crd Lmt:	1,000.00	Totals:	467.58	467.58	.00	.00	.00	.00

43971 ESAFOR NIGER
      22720452415   ismail noureddine

	Crd Rem:	4,571.50							
	Crd Lmt:	1.00	Totals:	21,395.66-	21,395.66-	.00	.00	.00	.00

46055 9 DE JUNIO SA
      595 21603297   ING PRIMO A CANO C

	Crd Rem:	406.56							
	Crd Lmt:	1.00	Totals:	405.56-	.00	.00	.00	.00	405.56-

46091 GEOTEC S.A.   LIMA
      511-326-0494

	Crd Rem:	1.00							
	Crd Lmt:	1.00	Totals:	3,276.10-	3,276.10-	.00	.00	.00	.00

47001 FH SOFT-GUM
      678-252-6557

*ARCP	Crd Rem:	27,447.49-							
	Crd Lmt:	1.00	Totals:	773.25-	773.25-	.00	.00	.00	.00

49801 ATLAS COPCO CRAELIUS AB
      0858778500

*AR	Crd Rem:	5,579.47-							
	Crd Lmt:	1.00	Totals:	5,580.47	5,580.47	.00	.00	.00	.00

51204 EMAS ENERGY SERVICES LTD   BANGKOK
      +66 27929509

*ARCP	Crd Rem:	38,134.19-							
	Crd Lmt:	1.00	Totals:	3,439.56-	3,439.56-	.00	.00	.00	.00

53465 GOPCO OILFIELD & IND. SUPPLIES   LA ROMAINE
      8686528721

*ARCP	Crd Rem:	32,139.00-							
	Crd Lmt:	1.00	Totals:	10.00	10.00	.00	.00	.00	.00

55822 U.S. CORP. OF ENGINEERS   MOBILE   AL
      334-441-6229

Cust No	Customer Information		Amount	up to 30	31 to 60	61 to 90	91 to 120	121+

Crd Rem: 5,046.86
Crd Lmt: 5,000.00   Totals: 46.86-   .00   .00   .00   .00   46.86-
----

67402 LOUISIANA DEPT OF TRANS & DEVE BATON ROUGE   LA
      225-935-0205
      Crd Rem: 19.50
      Crd Lmt: 1.00   Totals: 18.50-   .00   .00   .00   .00   18.50-
----

77711 PECOS VALLEY ARTESIAN   ROSWELL   NM
      505-622-7000 BRENT BULLOCK
*AR   Crd Rem: 717.35-
      Crd Lmt: 1.00   Totals: 718.35   718.35   .00   .00   .00   .00

80560 DFAS-LI/FP   LIMESTONE   ME

*AR   Crd Rem: 239,549.69-
      Crd Lmt: 1.00   Totals: 239,550.69 11,573.00 227,977.69   .00   .00   .00

94035 A & A PUMP & WELL DRILLING   BUELLTON   CA
      805-688-8805
      Crd Rem: 561.97
      Crd Lmt: 1,000.00   Totals: 438.03   438.03   .00   .00   .00   .00

94281 A A A WELL DRILLING #   LEXINGTON   SC
      803-755-1203 MIKE SWEARINGER
*ARCP Crd Rem: 3,183.48-
      Crd Lmt: 1.00   Totals: 729.35   729.35   .00   .00   .00   .00

101981 ACUMEN INTERNATIONAL   HOUSTON   TX
       713-896-0050
*ARCP Crd Rem: 16,566.78-
      Crd Lmt: 1.00   Totals: 1,405.32 1,405.32   .00   .00   .00   .00

126791 ANDERSON SEIS BIT SERV   CASPER   WY
       307-234-2809
       Crd Rem: 1,060.84
       Crd Lmt: 1,500.00   Totals: 439.16   439.16   .00   .00   .00   .00

131961 AQUA SERVICE INC   CAMERON   WI
       715-458-2250
       Crd Rem: 736.87
       Crd Lmt: 1,000.00   Totals: 263.13   263.13   .00   .00   .00   .00

132091 AQUA WELLS, INC.   ROGERSVILLE   MO
       417-753-1975 WENDELL MARTIN
       Crd Rem: 17,473.27
       Crd Lmt: 1,500.00   Totals: 15,973.27-   .00   .00   677.10   .00   16,650.37-
----

137051 ARMSTRONG MACHINE COMPANY   POCAHONTAS   IA
       712-335-4131
       Crd Rem: 1,025.80
       Crd Lmt: 1,100.00   Totals: 74.20   74.20   .00   .00   .00   .00

139501 ARTHUR & ORUM WELL DRILLING CO FRESNO   CA

Cust No	Customer Information		Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
	559-896-5369							
	Crd Rem:	1,051.74						
	Crd Lmt:	1,000.00	Totals:	360.84-	.00	360.84-	.00	.00	.00
140741 ASSOCIATED DRILLING, INC	OLSBURG	KS						
	785-468-3324 DARIN DUNCAN							
*ARCP	Crd Rem:	6,103.76-						
	Crd Lmt:	500.00	Totals:	6,592.48	6,592.48	.00	.00	.00	.00
144101 ATLAS COPCO DRILLING SOL	GARLAND	TX						
	972-496-7400							
*AR	Crd Rem:	10,794.50-						
	Crd Lmt:	1,000.00	Totals:	11,794.50	11,794.50	.00	.00	.00	.00
147881 B & B DRILLING CO. #	MILLS	WY						
	307-265-3071							
	Crd Rem:	117.30						
	Crd Lmt:	1.00	Totals:	116.30-	.00	116.30-	.00	.00	.00
149051 B & H RIG & TONG SALES INC.	MILLS	WY						
	307-265-5566 VIRGINIGA HODGDEN							
*ARCP	Crd Rem:	14,988.98-						
	Crd Lmt:	1,100.00	Totals:	15,630.22	15,630.22	.00	.00	.00	.00
149061 B & H CONSTRUCTION @	GOLDSBY	OK						
	405-288-2412 "MUST HAVE PO# TO SHIP"							
*ARCP	Crd Rem:	17,800.99-						
	Crd Lmt:	1,000.00	Totals:	51.06	701.16	.00	650.10-	.00	.00
151251 BRB, INC.	SHREVEPORT	LA						
	318-938-7373 Debbie Fowler							
	Crd Rem:	335.07						
	Crd Lmt:	1,100.00	Totals:	764.93	764.93	.00	.00	.00	.00
164271 BEE CAVE DRILLING #	DRIPPING SPRING	TX						
	512-894-4421 BOBBY							
	Crd Rem:	426.03						
	Crd Lmt:	1.00	Totals:	425.03-	425.03-	.00	.00	.00	.00
168501 BERTRAND WELL DRILLING	MIDDLEBORO	MA						
	508-947-5723 JOSEPH CELL 508-294-0165							
*AR	Crd Rem:	339.00-						
	Crd Lmt:	1.00	Totals:	340.00	340.00	.00	.00	.00	.00
177521 BISHOP WELL & PUMP SERVICE,INC	TIFTON	GA						
	229-382-6117 Gail Cook							
*ARCP	Crd Rem:	5,631.91-						
	Crd Lmt:	1,000.00	Totals:	5,068.27	6,328.92	1,260.65-	.00	.00	.00
180902 BOART LONGYEAR DRILLING, KZ	ALMATY							
	77272954798							
*ARCP	Crd Rem:	103,572.37-						
	Crd Lmt:	1.00	Totals:	125,320.37-	.00	.00	.00	109,763.37-	15,557.00-

Cust No	Customer Information			Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
191231 BRADFORD SUPPLY COMPANY		ROBINSON	IL						
618-544-3171									
*AR Crd Rem:	1,354.17-								
Crd Lmt:	1.00	Totals:		1,355.17	1,461.46	.00	.00	.00	106.29-
217271 CP MASTERS		GUTHRIE	OK						
405-293-9777	405-330-1550								
*ARCP Crd Rem:	99,882.69-								
Crd Lmt:	1,000.00	Totals:		65,420.11	65,420.11	.00	.00	.00	.00
221981 CAL-WATER DRILLING COMPANY		TURLOCK	CA						
209-667-7932									
Crd Rem:	294.87								
Crd Lmt:	1.00	Totals:		293.87-	.00	.00	.00	.00	293.87-
230601 CAPSTAR DRILLING INC.		ODESSA	TX						
432-366-0161									
*AR Crd Rem:	5,314.27-								
Crd Lmt:	1,100.00	Totals:		6,414.27	11,204.27	4,790.00-	.00	.00	.00
233461 CORRPRO COMPANY #		HOUSTON	TX						
409-381-1128									
Crd Rem:	27.20								
Crd Lmt:	1.00	Totals:		26.20-	26.20-	.00	.00	.00	.00
237291 CENTRAL ARIZONA PUMP, LLC		PAYSON	AZ						
928-476-5440	CELL 928-978-0207								
Crd Rem:	702.91								
Crd Lmt:	1,000.00	Totals:		297.09	297.09	.00	.00	.00	.00
237311 CENTRAL PENN RIG SERVICE, LLC		MORRISDALE	PA						
814-342-4800									
*AR Crd Rem:	1,570.86-								
Crd Lmt:	1.00	Totals:		1,571.86	299.31	.00	.00	1,272.55	.00
237510 STEWART@		HOUSTON	TX						
281-442-1339									
Crd Rem:	3,764.50								
Crd Lmt:	1.00	Totals:		3,763.50-	.00	3,763.50-	.00	.00	.00
242981 CHARLIE'S SPECIALTY		OLNEY	IL						
618-395-8696									
Crd Rem:	1,008.73								
Crd Lmt:	1,000.00	Totals:		8.73-	76.54	.00	85.27-	.00	.00
253941 CLOVIS WELL DRILLING #		FRESNO	CA						
559-441-0598	LARRY CELL 559-217-8684								
Crd Rem:	221.18								
Crd Lmt:	1.00	Totals:		220.18-	.00	.00	.00	.00	220.18-
276701 C P DRILLING		LEEDEY	OK						
580-488-3893	Rex or Robyn Penry								
*AR Crd Rem:	90.32-								
Crd Lmt:	1.00	Totals:		91.32	91.32	.00	.00	.00	.00

		Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
277851 CRAWFORD SUPPLY	PLAINVILLE KS						
785-434-4631 Valerie Crawford							
Crd Rem: 1,023.31							
Crd Lmt: 1,100.00	Totals:	76.69	76.69	.00	.00	.00	.00
277921 FRANK CREASY #	VALDOSTA GA						
229-244-0558							
*AR Crd Rem: 161.12-							
Crd Lmt: 1.00	Totals:	162.12	162.12	.00	.00	.00	.00
277931 CREASY WELL DRILLING +	STATESBORO GA						
912-839-3174							
*AR Crd Rem: 54.75-							
Crd Lmt: 1.00	Totals:	55.75	195.87	.00	.00	.00	140.12-
281451 CROWSON OILFIELD	ODESSA TX						
432-333-1168 DENNIS							
*ARCP Crd Rem: 52,382.26-							
Crd Lmt: 1,000.00	Totals:	46,582.26	46,582.26	.00	.00	.00	.00
288931 D A K DRILLING	DURANGO CO						
970-247-9685							
*AR Crd Rem: 682.14-							
Crd Lmt: 1.00	Totals:	683.14	683.14	.00	.00	.00	.00
289221 D.W.W	DUNCAN OK						
580-255-7886							
*AR Crd Rem: 50.30-							
Crd Lmt: 1.00	Totals:	51.30	.00	51.30	.00	.00	.00
289731 DAN O DRILLING	LAMONT OK						
580-388-4567							
*AR Crd Rem: 5,114.01-							
Crd Lmt: 1.00	Totals:	5,115.01	5,115.01	.00	.00	.00	.00
319431 DRILLERS, LLC	INDIANA PA						
724-349-4870							
*ARCP Crd Rem: 14,440.25-							
Crd Lmt: 1.00	Totals:	14,257.25	14,257.25	.00	.00	.00	.00
319451 DRILLERS SERVICE INC	HICKORY NC						
828-322-1100							
Crd Rem: 3,188.75							
Crd Lmt: 5,000.00	Totals:	1,811.25	1,811.25	.00	.00	.00	.00
321731 DRILLING SUPPLY & MFG	AUSTIN TX						
512-243-1986							
*ARCP Crd Rem: 7,106.71-							
Crd Lmt: 5,000.00	Totals:	3,422.94	3,422.94	.00	.00	.00	.00
322331 SANDVIK MINING & CONSTRUCTION	SMYRNA GA						
386-462-4100							
*AR Crd Rem: 10,260.54-							

Cust No Customer Information	Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
Crd Lmt: 1,000.00 Totals:	11,260.54	11,266.22	5.68-	.00	.00	.00
330171 EAST WEST MACHINERY MIFFLINBURG PA						
570-966-7312 APRIL						
*AR Crd Rem: 1,620.34-						
Crd Lmt: 1,000.00 Totals:	2,620.34	2,620.34	.00	.00	.00	.00
330201 PINNERGY LTD PALESTINE TX						
903-729-3086 TIM FETTERMAN						
*AR Crd Rem: 4,282.62-						
Crd Lmt: 1.00 Totals:	4,283.62	4,283.62	.00	.00	.00	.00
332230 JERRY EDMONDS DRILLING # KERRVILLE TX						
830-257-5243 JERRY EDMONDS						
*AR Crd Rem: 201.24-						
Crd Lmt: 1.00 Totals:	202.24	202.24	.00	.00	.00	.00
334211 ELENBURG EXPLORATION CASPER WY						
307-235-8609						
*AR Crd Rem: 11,206.74-						
Crd Lmt: 1,000.00 Totals:	12,206.74	12,206.74	.00	.00	.00	.00
337481 ENID DRILL SYSTEMS INC ENID OK						
580-234-5971						
*ARCP Crd Rem: 39,189.65-						
Crd Lmt: 1.00 Totals:	19,097.46	19,097.46	.00	.00	.00	.00
337801 ENSCO INTERNATIONAL INC BROUSSARD LA						
337-837-8500						
Crd Rem: 10,935.00						
Crd Lmt: 1,100.00 Totals:	9,835.00-	.00	.00	.00	.00	9,835.00-
342611 EVANS ENERGY DEVELOPMENT, INC. PAOLA KS						
913-557-9083						
Crd Rem: 1,847.55						
Crd Lmt: 2,000.00 Totals:	152.45	760.03	730.07-	.00	.00	122.49
342751 EVCO TUTTLE OK						
405-381-2172						
Crd Rem: 837.40						
Crd Lmt: 1,000.00 Totals:	162.60	162.60	.00	.00	.00	.00
349321 FAIN DRILLING & PUMP CO INC VALLEY CENTER CA						
760-749-0701						
*AR Crd Rem: 599.25-						
Crd Lmt: 1,000.00 Totals:	1,599.25	1,599.25	.00	.00	.00	.00
350251 FALCON DRILLING CO., LLC INDIANA PA						
724-349-8131						
*AR Crd Rem: 168.54-						
Crd Lmt: 1.00 Totals:	169.54	169.54	.00	.00	.00	.00
351751 FAS LINE HARD BAND KILGORE TX						
903-984-0633 pat						

Cust No	Customer Information			Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
*ARCP Crd Rem:	1,614.75-								
Crd Lmt:	1.00	Totals:		334.19	334.19	.00	.00	.00	.00
351971 FAULKNER & SON INC #		POTTSBORO	TX						
903-786-2602									
Crd Rem:	6.16								
Crd Lmt:	1.00	Totals:		67.57-	67.57-	.00	.00	.00	.00
364091 MOBILE DRILL LLC		INDIANAPOLIS	IN						
317-787-6371 800-661-9190									
*ARCP Crd Rem:	11,440.36-								
Crd Lmt:	1.00	Totals:		10,360.65	9,473.65	887.00	.00	.00	.00
369613 FRANK'S WELL DRILLING INC		LA PLATA	MD						
301-934-4240									
*ARCP Crd Rem:	14,100.28-								
Crd Lmt:	2,500.00	Totals:		16,269.55	16,269.55	.00	.00	.00	.00
372451 FRY INDUSTRIES, INC		SPRAGUE RIVER	OR						
541-533-2509									
Crd Rem:	907.09								
Crd Lmt:	1,000.00	Totals:		92.91	92.91	.00	.00	.00	.00
373511 FUGRO MCCLELLAND MARINE @		HOUSTON	TX						
713-369-5584 NANETTE LOGGIN									
Crd Rem:	4,577.48								
Crd Lmt:	1.00	Totals:		4,576.48-	5,490.43-	913.95	.00	.00	.00
381891 GASCO DRILLING INC		CEDAR BLUFF	VA						
276-964-2696									
Crd Rem:	7,249.13								
Crd Lmt:	7,500.00	Totals:		250.87	250.87	.00	.00	.00	.00
383271 GEFCO IND. PRODUCTS,INC.		LUMBERTON	TX						
504-733-1110									
*AR Crd Rem:	164.69-								
Crd Lmt:	1.00	Totals:		165.69	165.69	.00	.00	.00	.00
385251 GEODRILL, LLC		BRAWLEY	CA						
760-344-5836 SKIP MATLICK									
Crd Rem:	12,020.62								
Crd Lmt:	750.00	Totals:		11,270.62-	4,895.63	.00	.00	.00	16,166.25-
385951 GEO ENERGY SYSTEMS, INC		CEDAR CITY	UT						
435-590-1300 SPENCE BOWMAN									
*ARCP Crd Rem:	13,219.45-								
Crd Lmt:	1.00	Totals:		15,529.00-	15,529.00-	.00	.00	.00	.00
386601 GEO-TECH TOOL COMPANY		HOUSTON	TX						
713-680-9207 Jesse Cruz									
Crd Rem:	319.48								
Crd Lmt:	750.00	Totals:		430.52	430.52	.00	.00	.00	.00
394431 GILL ROCK DRILL CO.		LEBANON	PA						

Cust No	Customer Information			Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
	717-272-3861								
	Crd Rem: 1,290.90								
	Crd Lmt: 1,500.00	Totals:		209.10	209.10	.00	.00	.00	.00
397981 GOLDEN ISLES WELL DRILLING #	WAVERLY	GA						
	912-264-1133								
*AR Crd Rem: 12.00-									
	Crd Lmt: 1.00	Totals:		13.00	.00	.00	.00	.00	13.00
403901 GREEN BIT & TOOL	MILLS	WY						
	307-265-2361 RAY 307-266-2038								
*ARCP Crd Rem: 5,495.02-									
	Crd Lmt: 500.00	Totals:		5,192.22	5,192.22	.00	.00	.00	.00
404021 GREEN ENERGY SOLUTIONS US INC+	CHICAGO	IL						
	773-616-7902								
	Crd Rem: 1,543.50								
	Crd Lmt: 1.00	Totals:		1,542.50-	.00	.00	.00	.00	1,542.50-
406141 GREGG DRILLING & TESTING INC @	SIGNAL HILL	CA						
	562-427-6899								
*AR Crd Rem: 1,082.62-									
	Crd Lmt: 1.00	Totals:		1,083.62	1,065.11	.00	.00	.00	18.51
410231 GROUNDWATER SUPPLY COMPANY	STERLING	MA						
	978-422-3209 SAMANTAH CARLSON								
	Crd Rem: 2,571.07								
	Crd Lmt: 3,000.00	Totals:		428.93	421.30	.00	.00	.00	7.63
418151 H 2 O WELL SERVICE INC	HAYDEN LAKE	ID						
	208-772-4004 Dana Sausser								
*AR Crd Rem: 267.71-									
	Crd Lmt: 1.00	Totals:		268.71	268.71	.00	.00	.00	.00
423091 TIM HALL INC	BOWIE	TX						
	940-872-1393								
*AR Crd Rem: 98.16-									
	Crd Lmt: 1.00	Totals:		99.16	99.16	.00	.00	.00	.00
438441 HAZELETT DRILLING & SUPPLY	LOCKHART	TX						
	512-398-6682 830-875-5677								
	Crd Rem: 2,062.41								
	Crd Lmt: 1.00	Totals:		2,061.41-	.00	2,061.41-	.00	.00	.00
444281 HYDRO RESOURCES MID-CONTINENT	GARDEN CITY	KS						
	620-277-2389 A/P Department								
*ARCP Crd Rem: 9,633.09-									
	Crd Lmt: 1.00	Totals:		1,500.09	1,500.09	.00	.00	.00	.00
445441 HERD'S MACHINE SHOP	SAN ANDREAS	CA						
	209-754-4695 Rhonda								
*AR Crd Rem: 458.68-									
	Crd Lmt: 1.00	Totals:		459.68	459.68	.00	.00	.00	.00

Cust No   Customer Information

		Amount	up to 30	31 to 60	61 to 90	91 to 120	121+

445901 HIGHLANDS DRILLING, LLC   CLINTWOOD   VA
       304-380-0115 304-380-0114 Mike Pool
*ARCP Crd Rem: 122,831.65-
      Crd Lmt: 1.00   Totals: 53,142.58   71,550.27   .00   .00   .00   18,407.69-
                                       ----

456021 HORIZONTAL WELL DRILLERS @   PURCELL   OK
       405-527-1232 STEVE AKERMAN(PRES)
*ARCP Crd Rem: 94,340.24-
      Crd Lmt: 1.00   Totals: 34,823.94   34,823.94   .00   .00   .00   .00

456091 NOAH HORN WELL DRILLING INC   VANSANT   VA
       276-935-5902 Lori Rife
*ARCP Crd Rem: 106,938.47-
      Crd Lmt: 1,000.00   Totals: 65,508.43   80,084.59   14,576.16-   .00   .00   .00

460951 HOWARD DRILLING CO   BEAVER   OK
       580-625-3098
*ARCP Crd Rem: 7,575.97-
      Crd Lmt: 750.00   Totals: 5,672.41   5,672.41   .00   .00   .00   .00

467981 HUSS DRILLING, INC   DADE CITY   FL
       352-567-9500 800-487-9665
      Crd Rem: 5,146.09
      Crd Lmt: 5,000.00   Totals: 146.09-   549.43   695.52-   .00   .00   .00

468911 HYPAC, DIVISION OF TEREX   TULSA   OK
       918-295-6719 MARSHA THOMPSON
      Crd Rem: 854.50
      Crd Lmt: 1,000.00   Totals: 145.50   145.50   .00   .00   .00   .00

471151 STATE OIL CO. SURINAME N V   HIGHLAND VILLAG TX
       972-966-0550
*AR   Crd Rem: 6,125.00-
      Crd Lmt: 2,000.00   Totals: 8,125.00   8,125.00   .00   .00   .00   .00

480301 INTERMOUNTAIN DRILLING   WEST VALLEYCITY UT
       801-972-6455 LOIS EYE
*ARCP Crd Rem: 3,272.74-
      Crd Lmt: 1.00   Totals: 2,461.19   2,461.19   .00   .00   .00   .00

493011 JAY BEE OIL & GAS   UNION   NJ
       908-686-1493
*ARCP Crd Rem: 14,163.09-
      Crd Lmt: 1,000.00   Totals: 14,674.56   14,674.56   .00   .00   .00   .00

495110 RIGPRO, INC.   KILGORE   TX
       903-984-3424
*AR   Crd Rem: 4,049.00-
      Crd Lmt: 1.00   Totals: 4,050.00   4,050.00   .00   .00   .00   .00

496531 JENSEN DRILLING   EUGENE   OR
       541-726-7435 Jonnie Peacock
*AR   Crd Rem: 1,870.91-
      Crd Lmt: 2,000.00   Totals: 3,868.06   3,678.04   190.02   .00   .00   .00

Cust No	Customer Information			Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
499591 JOHNSON DRILLING, INC		BLUE RIDGE	TX						
972-924-3411									
*AR Crd Rem: 5,597.33-									
Crd Lmt: 1,000.00	Totals:			6,597.33	6,597.33	.00	.00	.00	.00
508001 KAT DRILLING SUPPLY		MILAN	NM						
505-290-7002									
Crd Rem: 308.17									
Crd Lmt: 750.00	Totals:			441.83	441.83	.00	.00	.00	.00
510991 KEJR, INC		SALINA	KS						
785-825-1851									
*AR Crd Rem: 478.86-									
Crd Lmt: 1,100.00	Totals:			1,578.86	1,578.86	.00	.00	.00	.00
516791 KEYS DRILLING & PUMP SERVICE		ROSWELL	NM						
575-623-6537 GARY KEY									
*AR Crd Rem: 424.08-									
Crd Lmt: 1,100.00	Totals:			1,524.08	1,524.08	.00	.00	.00	.00
517401 KILBARGER DRILLING @		LOGAN	OH						
740-385-5531									
*AR Crd Rem: 4,449.98-									
Crd Lmt: 1.00	Totals:			4,450.98	4,450.98	.00	.00	.00	.00
522371 KITCO/SANCHOR			KS						
620-793-3221 Pam									
*ARCP Crd Rem: 68,214.27-									
Crd Lmt: 1,500.00	Totals:			9,234.27	9,234.27	.00	.00	.00	.00
532061 LAIBE SUPPLY CORPORATION		INDIANAPOLIS	IN						
800-942-3388 317-231-2250									
*AR Crd Rem: 1,399.89-									
Crd Lmt: 1,100.00	Totals:			2,499.89	2,499.89	.00	.00	.00	.00
533301 BILLY LANGFORD WELL DRILLING #		WARD	SC						
864-445-2889									
Crd Rem: 64.80									
Crd Lmt: 1.00	Totals:			63.80-	.00	.00	.00	.00	63.80-
540686 LAYNE CHRISTENSEN CO @		PEWAUKEE	WI						
262-246-4646									
*AR Crd Rem: 1,927.48-									
Crd Lmt: 1.00	Totals:			1,928.48	1,928.48	.00	.00	.00	.00
551451 LEAZER DRILLING CO #		REMINGTON	VA						
540-439-3030									
*AR Crd Rem: 137.52-									
Crd Lmt: 1.00	Totals:			138.52	138.52	.00	.00	.00	.00
555431 LESH DRILLING CO		AULT	CO						
970-834-2868									
*AR Crd Rem: 2,089.68-									

Cust No	Customer Information		Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
	Crd Lmt: 1.00	Totals:	2,090.68	2,090.68	.00	.00	.00	.00
577251	MMR ENTERPRISES, INC OF TEXAS SEAGOVILLE TX 972-557-2674 MARTHA RICHARDSON Crd Rem: 4,399.12 Crd Lmt: 5,000.00	Totals:	600.88	600.88	.00	.00	.00	.00
577301	MO TE DRILLING INC FARMINGTON NM 505-325-1666 505-325-2460 DON MOBLEY *ARCP Crd Rem: 7,921.40- Crd Lmt: 2,500.00	Totals:	962.91	962.91	.00	.00	.00	.00
577661	M AND S DRILLING COMPANY POTTER NE 308-879-4224 Crd Rem: 761.56 Crd Lmt: 1,000.00	Totals:	238.44	238.44	.00	.00	.00	.00
578801	MAGGIORA BROTHERS DRLG @ WATSONVILLE CA 831-724-1338 Crd Rem: 359.90 Crd Lmt: 1.00	Totals:	358.90-	175.17	534.07-	.00	.00	.00
583011	C.J. MARTIN'S SON DRILLING BINGHAMTON NY 607-723-3809 ROBERT MARTIN Crd Rem: 279.49 Crd Lmt: 1.00	Totals:	278.49-	385.02	663.51-	.00	.00	.00
585641	MARTIN WATER WELL SERV ROBSTOWN TX 361-387-2912 Linda Ellison *AR Crd Rem: 5,752.47- Crd Lmt: 1.00	Totals:	5,753.47	5,753.47	.00	.00	.00	.00
589681	MAVERICK OILFIELD SPECIALTIES HOUSTON TX 281-449-6251 *ARCP Crd Rem: 18,973.97- Crd Lmt: 1.00	Totals:	2,214.45	12,968.85	.00	.00	.00	10,754.40-
591951	THE RIG DOCTOR'S INDIANAPOLIS IN 317-839-7534 *AR Crd Rem: 2,530.40- Crd Lmt: 1.00	Totals:	2,531.40	2,531.40	.00	.00	.00	.00
600212	MC PHERSON DRILLING NEMO TX 254-897-4513 Crd Rem: 244.63 Crd Lmt: 1,000.00	Totals:	134.05	134.05	.00	.00	.00	.00
605351	METAMORA WATER SERVICE LAPEER MI 810-664-5990 Crd Rem: 1,023.58 Crd Lmt: 1,000.00	Totals:	23.58-	.00	.00	52.59	.00	76.17-
607401	MIDCO DEUTSCHLAND GMBH 495141988016							

Cust No Customer Information			Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
*ARCP Crd Rem: 77,571.11-								
Crd Lmt: 1,000.00	Totals:		1,571.11	1,571.11	.00	.00	.00	.00
613271 MILAN SUPPLY COMPANY	MT PLEASANT	MI						
989-773-5933 517-773-9938								
Crd Rem: 1,428.34								
Crd Lmt: 1,500.00	Totals:		71.66	71.66	.00	.00	.00	.00
626701 NEWMAN DRILLING COMPANY	WAYCROSS	GA						
912-285-9379								
*AR Crd Rem: 221.87-								
Crd Lmt: 1.00	Totals:		222.87	222.87	.00	.00	.00	.00
628401 MOLLER SUPPLY SERVICES	HOUSTON	TX						
713-346-4336 adham mohsen								
*AR Crd Rem: 10,737.27-								
Crd Lmt: 1,000.00	Totals:		11,737.27	11,737.27	.00	.00	.00	.00
631604 MORETRENCH	ROCKAWAY	NJ						
973-627-2100								
*AR Crd Rem: 409.59-								
Crd Lmt: 1.00	Totals:		410.59	410.59	.00	.00	.00	.00
635801 MURRAY DRILLING CO #	BERNALILLO	NM						
505-867-9500								
*AR Crd Rem: 1,208.15-								
Crd Lmt: 1.00	Totals:		1,209.15	1,209.15	.00	.00	.00	.00
638251 N D S	ELKO NEW MARKET	MN						
952-461-3400 JOYCE OR JEAN								
Crd Rem: 9,138.83								
Crd Lmt: 25,000.00	Totals:		12,134.92	12,134.92	.00	.00	.00	.00
643781 NATIONAL-OILWELL (GILLETTE)	HOUSTON	TX						
713-868-8820 MARTIE DOWLEARN								
Crd Rem: 3,533.78								
Crd Lmt: 5,000.00	Totals:		1,466.22	1,466.22	.00	.00	.00	.00
647791 NEWMAN BROTHERS	ELKIN	NC						
336-835-4914								
Crd Rem: 426.12								
Crd Lmt: 1.00	Totals:		425.12-	453.01	267.61	1,145.74-	.00	.00
651261 NORMEC OILFIELD PRODUCTS								
495141900590 fx:4951419005929								
Crd Rem: 701.89								
Crd Lmt: 1,000.00	Totals:		298.11	382.60	.00	.00	.00	84.49-
651411 NORTH AMERICAN PUMP & SUPPLY	MORGANTOWN	WV						
304-291-0175								
Crd Rem: 18,967.16								
Crd Lmt: 1,000.00	Totals:		17,967.16-	.00	.00	.00	.00	17,967.16-
658621 INDEPENDENT SUPPLY	NASHVILLE	IL						

Cust No	Customer Information			Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
	318-327-3807								
	Crd Rem:	1,107.37							
	Crd Lmt:	1,100.00	Totals:	7.37-	.00	.00	.00	7.37-	.00
660871 OIL PATCH PUMP & SUPPLY		CHANUTE	KS						
	620-431-1890 Ande Stover								
*AR	Crd Rem:	3,703.24-							
	Crd Lmt:	1,100.00	Totals:	4,803.24	4,803.24	.00	.00	.00	.00
665401 OLSEN OILFIELD		CASPER	WY						
	307-265-3180 Lynn Olsen								
*AR	Crd Rem:	169.51-							
	Crd Lmt:	1.00	Totals:	170.51	170.51	.00	.00	.00	.00
666271 ONCOR TRADING, INC		KATY	TX						
	281-579-1217								
*AR	Crd Rem:	2,381.69-							
	Crd Lmt:	1.00	Totals:	2,382.69	2,382.69	.00	.00	.00	.00
666381 OQUINN WELL DRILLING		KINGSLAND	GA						
	912-729-7800								
*AR	Crd Rem:	235.45-							
	Crd Lmt:	1.00	Totals:	236.45	236.45	.00	.00	.00	.00
669121 OZCAN NORTHERN (2004) LTD.		RED DEER							
	403-347-7269								
*AR	Crd Rem:	27,946.16-							
	Crd Lmt:	1,000.00	Totals:	28,946.16	25,275.15	35,833.98	.00	32,162.97-	.00
672141 PACIFIC COAST WELL DRILLING #		TEMPLETON	CA						
	805-434-5543								
	Crd Rem:	607.10							
	Crd Lmt:	1.00	Totals:	606.10-	389.33	995.43-	.00	.00	.00
673251 PARAMOUNT OIL TOOLS & EQUIP.		BROUSSARD	LA						
	337-606-0151								
*AR	Crd Rem:	7,191.74-							
	Crd Lmt:	1,100.00	Totals:	8,291.74	8,291.74	.00	.00	.00	.00
675110 PARROTT & FOX SUPPLY		ALBANY	TX						
	325-762-2300								
*AR	Crd Rem:	513.83-							
	Crd Lmt:	1,000.00	Totals:	1,513.83	1,513.83	.00	.00	.00	.00
683681 W E PENDER		TEXARKANA	TX						
	903-794-9355								
*AR	Crd Rem:	11.48-							
	Crd Lmt:	1.00	Totals:	12.48	.00	.00	.00	.00	12.48
687801 PETER SNELTEN & SONS, INC.		WAUCONDA	IL						
	847/526-3500 Greg/Brad Snelton								
	Crd Rem:	1,819.86							
	Crd Lmt:	2,000.00	Totals:	180.14	180.14	.00	.00	.00	.00

Cust No	Customer Information		Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
687901 LES PETERSEN WELL DRILLING	SANTA ROSA	CA						
707-545-0246 LINDA POOL								
Crd Rem: 238.33								
Crd Lmt: 1,000.00	Totals:		761.67	1,227.66	.00	.00	.00	465.99-
690491 PETTEY OILFIELD SERVICES, INC	HAMLIN	WV						
304-824-3432 CELL 304-545-4428								
*AR Crd Rem: 49,153.68-								
Crd Lmt: 1.00	Totals:		49,154.68	49,154.68	.00	.00	.00	.00
693231 PINNERGY, LTD	CARTHAGE	TX						
512-343-8880								
Crd Rem: 332.39								
Crd Lmt: 1.00	Totals:		331.39-	.00	.00	.00	.00	331.39-
696851 PIPE CREEK WATER WELL, CO @	PIPE CREEK	TX						
830-796-9515 RANDY								
*AR Crd Rem: 1,330.44-								
Crd Lmt: 1,500.00	Totals:		2,830.44	2,830.44	.00	.00	.00	.00
705351 V A POWELL	URIAH	AL						
251-862-2566								
Crd Rem: 1,349.72								
Crd Lmt: 750.00	Totals:		599.72-	.00	.00	.00	.00	599.72-
707801 PRATER OIL FIELD SERVICES +	PLAINVILLE	KS						
785-688-4185								
*AR Crd Rem: 109.79-								
Crd Lmt: 1.00	Totals:		110.79	110.79	.00	.00	.00	.00
707871 PRATT WELL SERVICE	PRATT	KS						
620-672-6520 SHELIA STEINERT								
*AR Crd Rem: 2,885.21-								
Crd Lmt: 1.00	Totals:		2,886.21	2,886.21	.00	.00	.00	.00
712351 PRODUCERS SUPPLY COMPANY INC @	WAYNESBURG	PA						
724-627-6800 Mary Bowers								
Crd Rem: 55,513.07								
Crd Lmt: 1.00	Totals:		56,671.15-	8,211.78	3,002.87-	.00	61,880.06-	.00
717401 PURVIS WELL & PUMP COMPANY	JESUP	GA						
912-427-3337								
*AR Crd Rem: 512.96-								
Crd Lmt: 300.00	Totals:		812.96	812.96	.00	.00	.00	.00
718471 QUALITY PARTS	@ ONALASKA	TX						
936-646-3862								
*AR Crd Rem: 1,672.01-								
Crd Lmt: 1,000.00	Totals:		2,672.01	2,672.01	.00	.00	.00	.00
719322 RDM EQUIPMENT COMPANY	WOOSTER	OH						
330-264-8808								
*AR Crd Rem: 741.86-								
Crd Lmt: 1,500.00	Totals:		2,241.86	2,241.86	.00	.00	.00	.00

Cust No	Customer Information		Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
725451 RANDOLPH RIG COMPANY 304-489-3330	MINERAL WELLS	WV						
*AR Crd Rem: 596.68- Crd Lmt: 1,500.00	Totals:		2,096.68	2,096.68	.00	.00	.00	.00
736121 REGISTER WELL CO. INC. 910-289-3175	ROSE HILL	NC						
*AR Crd Rem: 286.80- Crd Lmt: 1.00	Totals:		287.80	287.80	.00	.00	.00	.00
748641 RIDEAU PIPE & SUPPLY 613-267-5880	PERTH ONTARIO	CN						
*AR Crd Rem: 1,254.42- Crd Lmt: 1.00	Totals:		1,255.42	1,255.42	.00	.00	.00	.00
750091 RIG TOOLS INTERNATIONAL 714-842-3202 Skip Smith	HUNTINGTON BCH	CA						
*AR Crd Rem: 70,631.44- Crd Lmt: 1,000.00	Totals:		71,631.44	71,631.44	.00	.00	.00	.00
757631 ROSS EQUIPMENT CO 801-566-2437 801-566-1262	MIDVALE	UT						
Crd Rem: 614.61 Crd Lmt: 1,000.00	Totals:		385.39	385.39	.00	.00	.00	.00
758211 ROTTMAN DRILLING CO 661-942-6125	LANCASTER	CA						
*AR Crd Rem: 547.05- Crd Lmt: 1.00	Totals:		548.05	548.05	.00	.00	.00	.00
760601 ROY'S WATER WELL # 580-655-4438	REYDON	OK						
Crd Rem: 2.00 Crd Lmt: 1.00	Totals:		1.00-	.00	.00	1.00-	.00	.00
764101 S & M PUMP & WELL SERVICE 580-328-5402 Kirk Stephenson	CAMARGO	OK						
Crd Rem: 950.06 Crd Lmt: 500.00	Totals:		450.06-	.00	.00	.00	.00	450.06-
770341 SAM'S WELL DRILLING INC. 920-326-5193	RANDOLPH	WI						
Crd Rem: 1,135.79 Crd Lmt: 1,000.00	Totals:		135.79-	.00	.00	.00	.00	135.79-
777721 SARGENT ARTESIAN WELLS 802-333-4720	FAIRLEE	VT						
*AR Crd Rem: 440.80- Crd Lmt: 500.00	Totals:		940.80	940.80	.00	.00	.00	.00
781161 SCHRAMM, INC 610-696-2500 JOE GLEBA	WEST CHESTER	PA						
*ARCP Crd Rem: 154,967.80-								

Cust No   Customer Information

			Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
	Crd Lmt:	1.00	Totals:	27,759.80	27,759.80	.00	.00	.00	.00

781751 A.C. SCHULTES OF MARYLAND, INC MILLERSVILLE   MD
       410-841-6710 Mary Groves

			Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
*ARCP Crd Rem:	4,074.42-							
	Crd Lmt:	500.00	Totals:	2,475.42	2,687.55	212.13-	.00	.00	.00

787331 SENSENIG & WEAVER WELL DRLG   DENVER   PA
       717-445-5573 Mary

			Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
*AR Crd Rem:	46,745.79-							
	Crd Lmt:	1.00	Totals:	46,746.79	46,746.79	.00	.00	.00	.00

788351 SHADY NOOK PUMP & SUPPLY   OKLAHOMA CITY   OK
       405-769-2111 CRAIG ARNOLD

			Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
Crd Rem:	588.62							
	Crd Lmt:	1,500.00	Totals:	911.38	911.38	.00	.00	.00	.00

789131 SHANNAHAN ARTESIAN WELL CO INC ST MICHAELS   MD
       410-745-5071

			Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
Crd Rem:	4,399.63							
	Crd Lmt:	5,000.00	Totals:	600.37	600.37	.00	.00	.00	.00

789961 SHAWVER WELL COMPANY, INC   FREDERICKSBURG IA
       800-568-4449

			Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
*AR Crd Rem:	781.72-							
	Crd Lmt:	1.00	Totals:	782.72	782.72	.00	.00	.00	.00

802961 S.O.S. SALES, INC.   WOOSTER   OH
       330-264-9441

			Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
Crd Rem:	672.71							
	Crd Lmt:	1,100.00	Totals:	427.29	427.29	.00	.00	.00	.00

815392 SOILMEC
       33232533126

			Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
*ARCP Crd Rem:	19.00-							
	Crd Lmt:	1.00	Totals:	2,529.99-	2,529.99-	.00	.00	.00	.00

848001 R.L. STRAUB ENTERPRISES   STANTON   TX
       432-756-3489 R.L/RAYMOND JR.

			Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
*AR Crd Rem:	3,941.55-							
	Crd Lmt:	1,000.00	Totals:	4,941.55	4,941.55	.00	.00	.00	.00

848111 STRICKLAND DRILLING   FRESNO   CA
       559-970-9561 559-352-7228

			Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
*AR Crd Rem:	3,604.94-							
	Crd Lmt:	1,000.00	Totals:	4,604.94	4,604.94	.00	.00	.00	.00

849561 PIUS SULLIVAN & SONS LTD   PARADISE
       709-781-1800

			Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
Crd Rem:	1,999.44							
	Crd Lmt:	1.00	Totals:	1,998.44-	1,200.10	.00	3,500.00	.00	6,698.54-

849881 SUNBELT DRILLING, LLC   GOLD CANYON   AZ
       602-376-1123 ROD BEEMAN

Cust No Customer Information			Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
*AR Crd Rem: 4,212.16-								
Crd Lmt: 1,000.00	Totals:		5,212.16	2,637.92	2,574.24	.00	.00	.00
854301 SUPPLY SPECIALTY	ALICE	TX						
361-664-9574 DEBORAH GARCIA								
*AR Crd Rem: 54.39-								
Crd Lmt: 1,100.00	Totals:		1,154.39	1,154.39	.00	.00	.00	.00
860081 SYDNOR HYDRO, INC.	RICHMOND	VA						
804-643-2725								
*ARCP Crd Rem: 7,435.17-								
Crd Lmt: 1.00	Totals:		2,328.74	2,328.74	.00	.00	.00	.00
861581 TDR CONSTRUCTION, INC	LOUISBURG	KS						
913-837-8400								
*ARCP Crd Rem: 59,088.60-								
Crd Lmt: 1.00	Totals:		4,061.55	4,061.55	.00	.00	.00	.00
863491 RON TAYLOR	SANTA MARIA	CA						
805-680-2128								
*AR Crd Rem: 217.49-								
Crd Lmt: 1.00	Totals:		218.49	218.49	.00	.00	.00	.00
873001 TEXAS PETROLEUM PRODUCTS INC	HOUSTON	TX						
281-741-4494 KENNY CELL832-458-4513								
*AR Crd Rem: 19,684.52-								
Crd Lmt: 1,100.00	Totals:		20,784.52	20,784.52	.00	.00	.00	.00
874491 TEXAS OIL PATCH SER CORP	HOUSTON	TX						
713-921-1290 Robin Howington								
Crd Rem: 196.87								
Crd Lmt: 1,100.00	Totals:		903.13	903.13	.00	.00	.00	.00
878901 THOMPSON BROTHERS DRILLING	MOSELLE	MS						
601-425-0970 Tammy Daniel								
*AR Crd Rem: 505.28-								
Crd Lmt: 750.00	Totals:		1,255.28	1,255.28	.00	.00	.00	.00
881901 THRIFT DRILLING	WAYCROSS	GA						
912-285-8874								
Crd Rem: 1,336.37								
Crd Lmt: 1,000.00	Totals:		336.37-	.00	.00	.00	.00	336.37-
886511 TOM'S WELL SERVICE	BLAIR	NE						
402-426-5976								
Crd Rem: 776.63								
Crd Lmt: 1,000.00	Totals:		223.37	223.37	.00	.00	.00	.00
887741 TONEY DRILLING SUPPLIES INC	MIAMI	FL						
305-685-2453								
*ARCP Crd Rem: 239.29-								
Crd Lmt: 1.00	Totals:		596.19-	230.59	999.82	87.53	.00	1,914.13-
887742 TONEY DRILLING SUPPLIES, INC	ORLANDO	FL						

Cust No   Customer Information

			Amount	up to 30	31 to 60	61 to 90	91 to 120	121+

386-873-0500 Gail Turner
*AR   Crd Rem: 9,135.56-
      Crd Lmt: 1.00   Totals: 9,136.56   10,292.16   1,155.60-   .00   .00   .00

888161 TOPCO OILSITE PRODUCTS LTD
       780-436-3400 KATHY 800-222-6448
*ARCP Crd Rem: 141,110.80-
      Crd Lmt: 1.00   Totals: 52,968.66   52,968.66   .00   .00   .00   .00

892771 TREASURE VALLEY DRLG & PUMP   WEISER   ID
       208-465-6100
*AR   Crd Rem: 935.68-
      Crd Lmt: 1,000.00   Totals: 1,935.68   1,935.68   .00   .00   .00   .00

897841 TRIUMPH INTERNATIONAL LLC   HOUSTON   TX
       832-698-1468
*AR   Crd Rem: 6,222.41-
      Crd Lmt: 1,100.00   Totals: 7,322.41   7,322.41   .00   .00   .00   .00

909441 UNION DRILLING, INC   BUCKHANNON WV
       304-472-4610
*AR   Crd Rem: 2,326.36-
      Crd Lmt: 1.00   Totals: 2,327.36   2,327.36   .00   .00   .00   .00

912111 U.S. ENERGY EXPLORATION   RURAL VALLEY PA
       724-783-7624
*AR   Crd Rem: 4,510.29-
      Crd Lmt: 1,000.00   Totals: 5,510.29   5,510.29   .00   .00   .00   .00

912611 VALDOSTA ARMATURE WORKS+   VALDOSTA   GA
       229-242-4090
*AR   Crd Rem: 2,033.81-
      Crd Lmt: 1.00   Totals: 2,034.81   2,034.81   .00   .00   .00   .00

912901 VALLEY DRILLING CORP OF VA   UPPERVILLE VA
       540-592-3239
*AR   Crd Rem: 3,074.77-
      Crd Lmt: 1,000.00   Totals: 4,074.77   4,074.77   .00   .00   .00   .00

913051 VALLEY WELL DRILLERS, LTD   NOVA SCOTIA CN
       902-678-6417
      Crd Rem: 4,853.75
      Crd Lmt: 1.00   Totals: 4,852.75-   4,852.75-   .00   .00   .00   .00

927011 WDC EXPLORATION & WELLS   SACRAMENTO CA
       800-426-5145 916-419-6043
*AR   Crd Rem: 5,143.92-
      Crd Lmt: 1.00   Totals: 5,144.92   5,537.36   392.44-   .00   .00   .00

931631 WAYMIRE DRILLING INC #   STERLING   NE
       402-866-2771
      Crd Rem: 393.17
      Crd Lmt: 1.00   Totals: 392.17-   .00   .00   .00   .00   392.17-
----

Cust No   Customer Information
                                                     Amount   up to 30   31 to 60   61 to 90   91 to 120   121+

939681 WEST TEXAS WATER WELL SERVICE   ODESSA   TX
       432-530-2696
*AR   Crd Rem: 5,913.31-
      Crd Lmt: 1,000.00   Totals: 6,913.31   6,913.31   .00   .00   .00   .00

940391 WESTERBERG DRILLING   MOLALLA   OR
       503-829-2526
*AR   Crd Rem: 1,480.43-
      Crd Lmt: 1,000.00   Totals: 2,480.43   2,480.43   .00   .00   .00   .00

945551 WESTERN STRATA EXPLORATION #   CLARKSBURG   CA
       800-762-6990 GORDAN JENSEN
      Crd Rem: 163.02
      Crd Lmt: 1.00   Totals: 162.02-   .00   .00   .00   .00   162.02-
                             ----

953931 WHITE RHINO DRILLING @   GILLETTE   WY
       307-685-3336 JO MCKOWN
      Crd Rem: 17,309.74
      Crd Lmt: 1.00   Totals: 17,308.74-   .00   .00   .00   .00   17,308.74-
                             ----

967111 WICHTEX MACHINERY   SAN ANGELO   TX
       325-653-3433 RUSSELL KEARBY
      Crd Rem: 290.72
      Crd Lmt: 1,100.00   Totals: 809.28   809.28   .00   .00   .00   .00

972621 WYATT DRILLING INC   SHOW LOW   AZ
       928-537-1031 paul cell 928-205-7647
*ARCP Crd Rem: 720.46-
      Crd Lmt: 1.00   Totals: 632.94   632.94   .00   .00   .00   .00

973901 YELLOW JACKET DRILLING @   GILBERT   AZ
       602-453-3252
*ARCP Crd Rem: 15,381.77-
      Crd Lmt: 1.00   Totals: 8,007.51   7,650.92   139.69   .00   .00   216.90

              Grand Totals: 5,781,705.13   234,519.12   202,541.22-
      (All Grand Totals in Home Currency)   5,837,269.04   2,435.11   89,976.92-

ACCOUNTS RECEIVABLE AGING REPORT

Sequence by Customer: ACCOUNT NUMBER	Aged By: DUE DATE	Current Customers: INCLUDED
Customer Range: 1000 thru 9999	Aging Date: 9/30/2011	Paid Invoices: INCLUDED
*AR = AR over limit *ARCP = AR + CP over limit	Update Agings: YES	Current Invoices: INCLUDED

Cust No   Customer Information

	Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
1088 TOWN OF NEEDHAM NEEDHAM MA						
781-455-7533						
*AR Crd Rem: 40,599.00-						
Crd Lmt: 1.00 Totals:	40,600.00	40,600.00	.00	.00	.00	.00
2035 ESCAMBIA COUNTY, FLORIDA PENSACOLA FL						
850-595-4841						
Crd Rem: 51.00						
Crd Lmt: 1.00 Totals:	50.00-	.00	50.00-	.00	.00	.00
2136 RUMPKE TRANSPORTATION CO, INC CINCINNATI OH						
513-851-0122						
*AR Crd Rem: 20,175.00-						
Crd Lmt: 750.00 Totals:	20,925.00	20,925.00	.00	.00	.00	.00
2155 CRABBS TRANSPORT, INC ENID OK						
580-233-3678						
*AR Crd Rem: 44.00-						
Crd Lmt: 1.00 Totals:	45.00	45.00	.00	.00	.00	.00
3135 METRO DADE COUNTY/SINGH MIAMI FL						
305-233-5297						
*AR Crd Rem: 2,066.00-						
Crd Lmt: 1.00 Totals:	2,067.00	2,067.00	.00	.00	.00	.00
3332 DEFFENBAUGH INDUSTRIES, INC SHAWNEE KS						
913-631-3300						
Crd Rem: 1,060.99						
Crd Lmt: 2,500.00 Totals:	1,439.01	1,439.01	.00	.00	.00	.00
3375 CITY OF NORMAN NORMAN OK						
405-366-5355						
*ARCP Crd Rem: 36,750.00-						
Crd Lmt: 500.00 Totals:	350.00-	.00	.00	.00	.00	350.00-
3414 D & N EQUIPMENT SERVICES, INC JOHNSTON RI						
401-943-6315						
Crd Rem: 567.60						
Crd Lmt: 1,000.00 Totals:	432.40	432.40	.00	.00	.00	.00
3453 TOWN OF SANDWICH SANDWICH MA						
508-833-8002						
*AR Crd Rem: 4,740.58-						
Crd Lmt: 1.00 Totals:	4,741.58	4,741.58	.00	.00	.00	.00
3762 BRODY TRAILER BALTIMORE MD						
410-789-4050						
*AR Crd Rem: 961.44-						

			Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
Crd Lmt:	1.00	Totals:	962.44	962.44	.00	.00	.00	.00

3771 TOWN OF TRURO   TRURO   MA
     508-349-3635
*AR Crd Rem: 100.84-

Crd Lmt:	1.00	Totals:	101.84	101.84	.00	.00	.00	.00

3849 GREENWASTE RECOVERY INC.   SAN JOSE   CA
     408-283-4800 daniel-408-971-5883(ap)
*AR Crd Rem: 2,520.65-

Crd Lmt:	1.00	Totals:	2,521.65	2,521.65	.00	.00	.00	.00

3924 BACON UNIVERSAL   HONOLULU   HI
     808-839-7707
*ARCP Crd Rem: 303,588.68-

Crd Lmt:	1.00	Totals:	291,789.68	92,182.00	207,964.00	.00	.00	8,356.32-

4098 ATLAS COPCO DRILLING SOLUTIONS GARLAND   TX
     972-496-7358
*ARCP Crd Rem: 362,003.61-

Crd Lmt:	1,000.00	Totals:	277,927.61	277,927.61	.00	.00	.00	.00

4105 ENVIRONMENTAL OPERATORS, LLC BELLE CHASSE LA
     337-643-3379
*AR Crd Rem: 155,161.00-

Crd Lmt:	1.00	Totals:	155,162.00	155,162.00	.00	.00	.00	.00

4265 WEST MICHIGAN MOBILE MECHANIC WYOMING   MI
     616-301-7441 LARRY 616-247-0802
*AR Crd Rem: 193.97-

Crd Lmt:	1.00	Totals:	194.97	194.97	.00	.00	.00	.00

4367 GRIMMEL INDUSTRIES   TOPSHAM   ME
     207-729-1691
*AR Crd Rem: 76,999.00-

Crd Lmt:	1.00	Totals:	77,000.00	77,000.00	.00	.00	.00	.00

4371 BMH-BRASS MONKEY HYD   MARNE   MI
     616-677-3475 JOE
     Crd Rem: 1,114.00

Crd Lmt:	1,000.00	Totals:	114.00-	114.00-	.00	.00	.00	.00

4420 MATERIAL RECOVERY & TRANSFER KANSAS CITY MO
     816-392-5713
     Crd Rem: 1,714.14

Crd Lmt:	1.00	Totals:	1,713.14-	.00	.00	.00	.00	1,713.14-

4459 K & M DIRT SERVICES LLC   OKLAHOMA CITY OK
     405-691-5100
     Crd Rem: 44,107.52

Crd Lmt:	1,000.00	Totals:	43,107.52-	3,030.72-	40,076.80-	.00	.00	.00

4488 STERLING & WESTERN STAR   ANCHORAGE   AK
     907-344-3608 MARK CAUDY

Cust No   Customer Information

		Amount	up to 30	31 to 60	61 to 90	91 to 120	121+
*AR	Crd Rem: 228.58-						
	Crd Lmt: 1.00	Totals: 229.58	229.58	.00	.00	.00	.00

4546 WRIGHT COUNTY AREA   CLARION   IA
     515-532-2984 JIM MEADE

*AR	Crd Rem: 78.28-						
	Crd Lmt: 1.00	Totals: 79.28	79.28	.00	.00	.00	.00

4561 COUNTY OF SANTA BARBARA   SANTA BARBARA   CA
     805-568-3126 MARK MASONER805-568-2692

*AR	Crd Rem: 68,049.00-						
	Crd Lmt: 1.00	Totals: 68,050.00	68,050.00	.00	.00	.00	.00

4562 RFR RECYCLING
     551122461350

*AR	Crd Rem: 181,419.00-						
	Crd Lmt: 1.00	Totals: 181,420.00	181,420.00	.00	.00	.00	.00

4573 GACHMAN METALS & RECYCLING   FORT WORTH   TX
     817-334-0211

*AR	Crd Rem: 199,999.00-						
	Crd Lmt: 1.00	Totals: 200,000.00	200,000.00	.00	.00	.00	.00

4577 SCHNITZER EVERETT   EVERETT   MA
     401-641-5729 DAVE P

	Crd Rem: 6,001.00						
	Crd Lmt: 1.00	Totals: 131,900.00-	131,900.00-	.00	.00	.00	.00

4578 HOMECA RECYCLING CENTER CO INC

*AR	Crd Rem: 203,409.00-						
	Crd Lmt: 1.00	Totals: 203,410.00	203,410.00	.00	.00	.00	.00

4587 LIBERTY TIRE RECYCLING   BRISTOW   OK
     918-367-9595 JAKE

*AR	Crd Rem: 183.98-						
	Crd Lmt: 1,000.00	Totals: 1,183.98	1,183.98	.00	.00	.00	.00

	Grand Totals:	1,353,048.36		167,837.20		.00	
(All Grand Totals in Home Currency)			1,195,630.62			.00	10,419.46-

SCHEDULE 3.15(a)

EMPLOYEE PLANS

Please see attached.

Plan #	Plan Name	Plan Year End
039	Blue Tee Corp. 401(k) Savings Plan	31-Dec
041	Blue Tee Corp. Retirement Plan For Hourly Employees	31-Dec
045	Blue Tee Corp. Employee Stock Ownership (ESOP) Plan	31-Dec
501	Blue Tee Corp. Health & Welfare Plan	28-Feb
505	Blue Tee Corp. Long Term Disability Plan	28-Feb
506	Blue Tee Corp. Life and Accidental Death and Dismemberment Plan	28-Feb
509	Blue Tee Corp. Severence Plan	28-Feb
525	Blue Tee Corp. Travel Accident Plan	28-Feb

GEFCO & STECO
BENEFITS SUMMARY

MEDICAL PLAN

CIGNA Open Access Plus:
- Refer to Attached Summary of Benefits
- Eligible 1st of the Month Following 60 Days of Service
- Employee Monthly Contributions:

		Employee Monthly Contributions (GEFCO Union):	
Employee	$80	Employee	$70
Employee + 1 Dependent	$140	Employee + 1 Dependent	$110
Employee + Family	$200	Employee + Family	$160

GROUP LIFE INSURANCE

Prudential Life Insurance:
- Salaried - Employer Provided Coverage to 1x Base Salary Up to $50K
- Salaried – Supplemental Insurance may be Purchased by Employee in $1K Increments Up to 2x Base Salary Less Employer Provided Benefit
- GEFCO Hourly - Employer Provided Coverage for Flat Benefit of $20K
- Steco Hourly - Employer Provided Coverage for Flat Benefit of $7.5K
- Eligible 1st of the Month Following Date of Hire

AD&D INSURANCE

Prudential Life Insurance:
- Salaried - Employer Provided Coverage
- Eligible 1st of the Month Following Date of Hire

LONG-TERM DISABILITY

First Reliance Standard Life Insurance Co.:
- Salaried - Employer Provided Coverage
- Eligible 1st of the Month Following Date of Hire

SHORT-TERM DISABILITY

First Reliance Standard Life Insurance Co.:
- GEFCO Hourly - Employer Provided Coverage
- Eligible Following 60 Days of Continuous Employment
- Maximum Benefit Period 26 Weeks
- Weekly Benefit of $325 (not to exceed 70% of earnings)

VOLUNTARY AD&D

First Reliance Standard Life Insurance Co.:
- Salaried Employees May Purchase this Optional Coverage
- Eligible 1st of the Month Following Date of Hire

401(k) PLAN

The Blue Tee Corp. Savings Plan
Massachusetts Mutual, Trustee:

- Salaried Employees Eligible to Participate Following 12 Months of Service
- Company Match Up to 6% of Employee Salary
- Immediate Vesting

HOURLY RETIREMENT PLAN

The Blue Tee Corp. Retirement Plan for Hourly Employees:

ESOP

The Blue Tee Corp. Employee Stock Ownership Plan:

Blue Tee Corp.
Open Access Plus Plan



Annual deductibles and maximums	In-network	Out-of-network
Lifetime maximum	Unlimited per individual	
Pre-Existing Condition Limitation (PCL)	Applies	
Coinsurance	You pay 20% Plan pays 80% after the deductible is met	You pay 30% or 40% Plan pays 70% or 60% after the deductible is met *Note: Varies based on service or procedure*

Maximum Reimbursable Charge
• Determined based on the lesser of:
  • the health care professional's normal charge for a similar service; or
  • a percentage of a fee schedule developed by CIGNA that is based on a methodology similar to one used by Medicare to determine the allowable fee for the same or similar service in a geographic area.
• In some cases, the Medicare based fee schedule will not be used and the maximum reimbursable charge for covered services is determined based on the lesser of:
  • the health care professional's normal charge for a similar service or supply; or
  • the amount charged for that service by 80% of the health care professionals in the geographic area where it is received.
• Out-of-network services are subject to a calendar year deductible and maximum reimbursable charge limitations.
	N/A	150%

Calendar year deductible • The amount you pay for any expenses counts towards both your in-network and out-of-network deductibles. • After each family member meets his or her individual deductible, the plan will pay his or her claims, less any coinsurance amount. After the family deductible has been met, each individual's claims will be paid by the plan, less any coinsurance amount.	Individual $600 Family $1,800	Individual $1,000 Family $3,000
Calendar year out-of-pocket maximum • The amount you pay for any services counts towards both your in-network and out-of-network out-of-pocket maximums. • Deductibles do not contribute toward the out-of-pocket maximum. • Mental health and substance abuse services count towards your out-of-pocket maximum. • After each family member meets his or her individual out-of-pocket maximum, the plan will pay 100% of their covered expenses. After the family out-of-pocket maximum has been met, the plan will pay 100% of each individual's covered expenses.	Individual $1,000 Family $2,000	Individual $2,000 Family $4,000

March 01, 2011
Oklahoma

Blue Tee Corp.
Open Access Plus Plan



CIGNA

Annual deductibles and maximums	In-network	Out-of-network

Benefits	In-network	Out-of-network
Physician services		
Office visit	Primary care physician You pay $20 per visit Specialist You pay $40 per visit	You pay 30% Plan pays 70% after the deductible is met
Physician services (hospital) • In hospital visits and consultations • Inpatient • Outpatient	Inpatient and outpatient services You pay 20% Plan pays 80% after the deductible is met	You pay 40% Plan pays 60% after the deductible is met
Surgery (in a physician's office)	Primary care physician You pay $20 per visit Specialist You pay $40 per visit	You pay 30% Plan pays 70% after the deductible is met
Preventive care		
Children (through age 2) • Immunizations are covered at no charge. • Out-of-network immunizations are covered at the out-of-network coinsurance level.	No Charge	You pay 30% Plan pays 70% per visit after the deductible is met
Adults and children (age 3 and older) • In-network immunizations are covered at no charge. • Out-of-network immunizations are covered at the out-of-network coinsurance level. • Unlimited calendar year maximum	No Charge	You pay 30% Plan pays 70% per visit after the deductible is met
Mammogram, PSA, Pap Smear	No charge	You pay 30% Plan pays 70% after the deductible is met
Inpatient hospital facility services		
Semi-private room and board and other non-physician services • Inpatient room and board, pharmacy, x-ray, lab, operating room, surgery, etc. • Private room stays may result in extra charges for the patient.	$100 copay per admission, then You pay 20% Plan pays 80% after the deductible is met	$250 deductible per admission, then You pay 40% Plan pays 60% after the deductible is met
Inpatient Professional Services • For services performed by surgeons, radiologists, pathologists and anesthesiologists	You pay 20% Plan pays 80% after the deductible is met	You pay 40% Plan pays 60% after the deductible is met

March 01, 2011
Oklahoma



CIGNA

Benefits	In-network	Out-of-network
Multiple surgical reduction • Multiple surgeries performed during one operating session result in payment reduction of 50% to the surgery of lesser charge. The most expensive procedure is paid as any other surgery.	Included	Included
Outpatient services		
Outpatient surgery (facility charges) • Non-surgical treatment procedures are not subject to the facility copay.	You pay 20% Plan pays 80% after the deductible is met	You pay 40% Plan pays 60% after the deductible is met
Outpatient Professional Services • For services performed by surgeons, radiologists, pathologists and anesthesiologists	You pay 20% Plan pays 80% after the deductible is met	You pay 40% Plan pays 60% after the deductible is met
Physical, occupational, cognitive and speech therapy • 60 days per calendar year for all therapies combined • Includes physical therapy, speech therapy, occupational therapy, pulmonary rehabilitation and cognitive therapy • Includes chiropractic therapy (Includes chiropractors) • Therapy days, provided as part of an approved Home Health Care plan, accumulate to the outpatient short term rehab therapy maximum.	Primary care physician You pay $20 per visit Specialist You pay $40 per visit	You pay 30% Plan pays 70% after the deductible is met
Cardiac rehabilitation • Limited to 36 days per calendar year	Primary care physician You pay $20 per visit Specialist You pay $40 per visit	You pay 30% Plan pays 70% after the deductible is met
Lab and X-ray		
Lab and X-ray • Physician's office	No charge after the office visit copay	You pay 30% Plan pays 70% after deductible is met
Lab and X-ray • Outpatient hospital facility • Independent x-ray and/or lab facility	You pay 20% Plan pays 80%	You pay 40% Plan pays 60% after deductible is met
Lab and X-ray • Emergency room when billed by the facility as part of the emergency room visit • Urgent care when billed by the facility as part of the urgent care visit. • Independent x-ray and/or lab facility in conjunction with a emergency room visit	No charge	You pay 30% Plan pays 70% after deductible is met
Advanced radiological imaging (MRI, MRA, CAT Scan, PET Scan, etc.) • Inpatient hospital facility	You pay 20% Plan pays 80% after the deductible is met	You pay 40% Plan pays 60% after the deductible is met



CIGNA

Benefits	In-network	Out-of-network
Advanced radiological imaging (MRI, MRA, CAT Scan, PET Scan, etc.) • Outpatient facility	You pay 20% Plan pays 80% after the deductible is met	You pay 40% Plan pays 60% after the deductible is met
Advanced radiological imaging (MRI, MRA, CAT Scan, PET Scan, etc.) • Emergency room • Urgent care facility	No charge	You pay 30% Plan pays 70% after the deductible is met
Emergency and urgent care services		
Hospital emergency room • Includes radiology, pathology and physician charges • Copay waived if admitted • Out-of-network services are covered at the in-network rate.	You pay a $50 copay, then no charge after the deductible is met	
Ambulance • Out-of-network services are covered at the in-network rate when it is a true emergency.	You pay 20% Plan pays 80% after the deductible is met	
Urgent care services • Out-of-network services are covered at the in-network rate. • Copay waived if admitted	You pay a $50 copay, then no charge after the deductible is met	
Other health care facilities		
Skilled nursing facility, rehabilitation hospital and other facilities • 120 days per calendar year	You pay 20% Plan pays 80% after the deductible is met	You pay 40% Plan pays 60% after the deductible is met
Home health care • 120 days per calendar year	You pay 20% Plan pays 80% after the deductible is met	You pay 40% Plan pays 60% after the deductible is met
Hospice Inpatient services Outpatient services	You pay 20% Plan pays 80% after the deductible is met	You pay 40% Plan pays 60% after the deductible is met
Other health care services		
Durable medical equipment • Unlimited calendar year maximum • In-network charges only count towards your in-network maximum.	You pay 20% Plan pays 80% after the deductible is met	You pay 40% Plan pays 60% after the deductible is met
External prosthetic appliances (EPA) • Unlimited calendar year maximum	You pay 20% Plan pays 80% after deductible is met	You pay 40% Plan pays 60% after deductible is met
Outpatient Private Duty Nursing	You pay 20% Plan pays 80% after deductible is met	You pay 40% Plan pays 60% after deductible is met

March 01, 2011
Oklahoma


CIGNA

Benefits	In-network	Out-of-network
TMJ, surgical and non-surgical	Cost and reimbursement vary based on the facility in which it is performed	Cost and reimbursement vary based on the facility in which it is performed.
Oral Surgical Procedures • Does not include coverage for single tooth extraction or root removal.	You pay 20% Plan pays 80% after deductible is met	You pay 40% Plan pays 60% after deductible is met
Infertility treatment	Not covered	Not covered
Family planning • Office visits • Inpatient hospital facility • Outpatient facility • Physician services • Surgical services such as tubal ligation or vasectomy are covered (excluding reversals). • Includes contraceptive devices	Cost and reimbursement vary based on the facility in which it is performed	Cost and reimbursement vary based on the facility in which it is performed

Mental health and substance abuse services		
Please note the following regarding Mental Health (MH) and Substance Abuse (SA) benefit administration: • Substance Abuse includes Alcohol and Drug Abuse services. • Transition of Care benefits are provided for a 90-day time period.		
Inpatient mental health services • Unlimited days per calendar year • Mental health services are paid at 100% after you reach your out-of-pocket maximum.	$100 copay per admission, then You pay 20% Plan pays 80% after the medical plan deductible is met	$250 deductible per admission, then You pay 40% Plan pays 60% after the medical plan deductible is met
Outpatient mental health physician's office services • Unlimited visits per calendar year • Mental health and substance abuse services are paid at 100% after you reach your out-of-pocket maximum. • This includes group therapy mental health and intensive outpatient mental health	You pay $40 per visit	You pay 30% Plan pays 70% after the deductible is met
Inpatient substance abuse services • Unlimited days per calendar year • Substance abuse services are paid at 100% after you reach your out-of-pocket maximum.	$100 copay per admission, then You pay 20% Plan pays 80% after the medical plan deductible is met	$250 deductible per admission, then You pay 40% Plan pays 60% after the medical plan deductible is met
Outpatient substance abuse physician's office services • Unlimited visits per calendar year • Mental health and substance abuse services are paid at 100% after you reach your out-of-pocket maximum. • This includes intensive outpatient substance abuse	You pay $40 per visit	You pay 30% Plan pays 70% after the deductible is met

March 01, 2011
Oklahoma

Blue Tee Corp.
Open Access Plus Plan



CIGNA

Benefits	In-network	Out-of-network
Prescription drugs		
CIGNA Pharmacy three-tier copay plan • Generic push • Self administered injectable– excludes infertility drugs • Includes Oral Contraceptives • Prescription smoking cessation drugs included • Prescription vitamins included	**Retail** (30 day supply) <u>You pay:</u> Generic $20 Preferred Brand $40 Non-Preferred Brand $50 **Home Delivery** (90 day supply) <u>You pay:</u> Generic $40 Preferred Brand $80 Non-Preferred Brand $100	Not covered


CIGNA

Definitions

Deductible – A flat dollar amount you must pay out of your own pocket before your plan begins to pay for covered services.

Coinsurance – After you've reached your deductible, you and your plan share some of your medical costs. The portion of covered expenses you are responsible for is called coinsurance.

Copay – A flat fee you pay for certain covered services such as doctor's visits or prescriptions.

Out-of-pocket Maximum – Specific limits for the total amount you will pay out of your own pocket before your plan coinsurance percentage no longer applies. Once you meet these maximums, your plan then pays 100 percent of the "maximum reimbursable charges" or negotiated fees for covered services.

Place of service – Your plan pays based on where you receive services. For example, for hospital stays, your coverage is paid at the inpatient level.

Selection of a Primary Care Provider – Your plan may require or allow the designation of a primary care provider. You have the right to designate any primary care provider who participates in the network and who is available to accept you or your family members. If your plan requires designation of a primary care provider, CIGNA may designate one for you until you make this designation. For information on how to select a primary care provider, and for a list of the participating primary care providers, visit www.mycigna.com or contact customer service at the phone number listed on the back of your ID card.

For children, you may designate a pediatrician as the primary care provider.

Direct Access to Obstetricians and Gynecologists – You do not need prior authorization from the plan or from any other person (including a primary care provider) in order to obtain access to obstetrical or gynecological care from a health care professional in our network who specializes in obstetrics or gynecology. The health care professional, however, may be required to comply with certain procedures, including obtaining prior authorization for certain services, following a pre-approved treatment plan, or procedures for making referrals. For a list of participating health care professionals who specialize in obstetrics or gynecology, visit www.mycigna.com or contact customer service at the phone number listed on the back of your ID card.

Pre-existing condition limitation – Not applicable to anyone under 19 years old. Applies to any injury or sickness that you are diagnosed with and receive treatment for, or incur expenses for during the 90 days before you are insured by these benefits or you begin an eligibility waiting period (whichever is earlier). Please refer to your plan documents for specific details.

Maximizing your health care dollars

Log on to myCIGNA.com for resources to help you choose a health care professional or compare the cost and quality of medical services, medications and hospital care.

When you need a medical service or procedure, CIGNA offers you opportunities to save on prescription medicine, routine medical care, laboratory services, radiology scans, and outpatient surgery. Details are below:

CIGNA Home Delivery Pharmacy –You can save money and enjoy convenient home delivery by using CIGNA Home Delivery Pharmacy for your prescription medications. You can get up to a 90-day supply of your medication.

Lab – Save on lab services by using a free-standing laboratory instead of a hospital- or clinic-based lab.

Urgent Care – For non-emergency conditions that need attention before you can see your doctor, you can save money by going to an urgent care center instead of an Emergency Room (ER).

Convenience Care – For minor or routine conditions, go to a Convenience Care Clinic when your doctor is unavailable. Convenience Care Clinics are retail-based and often found in pharmacies or grocery stores.

Radiology – Costs for MRIs, PET, and CT scans can vary greatly. Non-hospital based outpatient radiology centers often cost much less than a hospital. CIGNA's network includes both hospitals and outpatient centers, so you can find a radiology center that's right for you.

Outpatient Surgery – Costs for colonoscopies, arthroscopies, and other outpatient procedures can vary greatly. Using a free-standing outpatient surgery center can save hundreds of dollars.



Exclusions

What's Not Covered (*not all-inclusive*):

Your plan provides coverage for most medically necessary services. Examples of things your plan does not cover, unless required by law or covered under the pharmacy benefit, include (but aren't limited to):

- Services provided through government programs
- Services that aren't medically necessary
- Experimental, investigational or unproven services
- Services for an injury or illness that occurs while working for pay or profit including services covered by worker's compensation benefits
- Cosmetic services
- Dental care, unless due to accidental injury to sound natural teeth
- Infertility Services
- Reversal of sterilization procedures
- Genetic screenings
- Obesity surgery and services
- Non-prescription and anti-obesity drugs
- Custodial and other non-skilled services
- Weight loss programs
- Hearing aids
- Acupuncture
- Treatment of sexual dysfunction
- Travel immunizations
- Telephone, email and internet consultations in the absence of a specific benefit
- Eyeglass lenses and frames, contact lenses and surgical vision correction

These are only the highlights

This summary outlines the highlights of your plan. For a complete list of both covered and not-covered services, including benefits required by your state, see your employer's insurance certificate or summary plan description -- the official plan documents. If there are any differences between this summary and the plan documents, the information in the plan documents takes precedence.

SCHEDULE 3.19(a)

SELLER CONTRACTS

1. Marketing Consultancy Agreement between George E. Failing Company and Greenray International Limited, dated as of May 11, 2011.
2. Representation Agreement between Steco and Top Lift Ent. Inc., dated as of December 17, 2009.
3. Contracts for insurance listed on Schedule 3.20(a).*
4. Contracts for Employee Plans listed on Schedule 3.15(a).*
5. Union Agreement between the George E. Failing Company and The United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Workers International Union (A.F.L.-C.I.O., C.I.C.) on behalf of Local Union 4800, dated November 19, 2008.*
6. Agreements or arrangements with GEFCO international agents and representatives, as listed on Attachment A to this Schedule 3.19(a).
7. Bulk Product Agreement between Air Liquide Industrial U.S. LP and STECO Trailers, dated as of November 18, 2010.
8. Standard Uniform Rental Service Agreement between Gefco and Cintas, dated as of January 1, 2009.
9. Letters of Credit listed on Schedule 2.4(a)(vi).*
13. Commercial Services Agreement between Gefco and CoxCom, Inc., dated as of April 21, 2011
10. Gas Sales Agreement No. G.S. 7398 (originally numbered 2566) between GEFC/STECO and Clearwater Enterprises, L.L.C., dated as of October 1, 2007, as amended October 1, 2010 and November 1, 2010.
11. Purchase Order No. 050-10, dated July 1, 2010, and related Technical Specifications Ref. 100-10-AK, of Gefco to North African Geophysical Exploration Company (currently in possession of shipper in Houston due to restrictions on shipping to purchaser (Libya); Seller has received almost the full purchase price plus shipping, which in effect covers the full purchase price, and has requested a license from OFAC to complete the pre-sanctions transaction, but has not received a response).
12. Lease between Gefco and Pitney Bowes, dated as of May 14, 2004, amended as of August 27, 2008.
13. Lease between Blue Tee Corp. and Xerox, dated as of December 14, 2009.
14. Equipment Lease Agreement between Blue Tee Corp DBA Gefco and Doosan Global Finance, dated as of January 1, 2008 (currently expired, renting month to month).
15. Equipment Lease Agreement between Blue Tee Corp and Doosan Global Finance, dated as of May 22, 2009.
16. Equipment Lease Agreement between Blue Tee Corp. and Doosan Global Finance, dated as of August 15, 2008 (will terminate August 15, 2011).
17. Equipment Lease Contract between Blue Tee Corp. DBA STECO and Marlin Leasing, dated as of August 6, 2007.

18. Master Agreement between George E. Failing Company and WorkWise, Inc., dated as of October 1, 2010.
19. Master Lease Agreement between Blue Tee Corp DBA Steco and Westquip, Inc., dated as of March 23, 2010, assigned to Toyota Motor Credit Corporation.
20. Master Lease Agreement between Blue Tee Corp. and LaSalle National Leasing Corporation, dated as of June 26, 2001 – Equipment Schedule Series D-7 (September 11, 2007).
21. Master Lease Agreement between Blue Tee Corp. and LaSalle National Leasing Corporation, dated as of June 26, 2001 – Equipment Schedules Series F (November 29, 2005).
22. Purchase orders and customer orders as shown on <u>Attachment B</u>.
23. Letter Agreement between Seller and Aaron Harmon dated as of January 5, 2011.*
24. Agreement regarding advertising space between George E. Failing Co. and Keleher Outdoor Advertising, Inc., dated as of July 12, 2010.
25. Microsoft License Statement (calculation date July 21, 2011) ($10,600/year payment).
26. Oil and Gas Lease between George E. Failing Company and L.O. Ward, dated as of December 14, 1965, together with Gas Division Order from George E. Failing Company to L.O. Ward, issued May 8, 1989 and effective June 1, 1988.
27. Division Order Contract from George E. Failing Company to Blue Tee Corp. (for Sunoco Partners Marketing & Terminals, L.P. and Lorentz Oil & Gas LLC), dated as of May 3, 2010 and effective February 1, 2008.

* Not being assigned to Buyer.

Attachment A

GEFCO List of Active Agents
June 30, 2011

Agent:	Territory:	Exclusive	Contract Date:
Ahmad Jaffer and Company (Private) Limited	Pakistan	Non-Exclusive	No agreement. Project specific.
Al Nafea - Al Hwarath	Iraq	Non-Exclusive	No agreement. Project specific.
Angereb Private Limited Co	Ethiopia, Kenya	Exclusive	Operating under expired agreement
DE-ES	Gambia, Ghana, Gibraltar, Guienea, Ireland, Israel, Liberia, Malta, Portugal, Sierre Leone, Zaire	Non-Exclusive	No agreement
ESSCo	Jordan	Non-Exclusive	No agreement
GEFCO - Iraq - Kamil	Iraq	Non-Exclusive	No agreement. Project specific.
Greenray International Limited (GIL)	Algeria, Tunisia	Exclusive	2 yr consulting agreement. Expires May 2013.
Mapek Machine & Industry Corporation	Turkey	Non-Exclusive	No agreement
Peter's Handles	Austria, Croatia, Czechoslovakia, Hungary, Slovakia, Yugoslavia	Non-Exclusive	No agreement
Sun-Rainbow	China	Non-Exclusive	No agreement. Project specific.
United Global Resources	UAE, Qatar	Non-Exclusive	No agreement. Project specific.
Perforaciones Hydro-Manantial	Venezuela	Exclusive	No agreement. Project specific.
Amago	Poland	Non-Exclusive	No agreement. Project specific.
Cognitive Technologies	Russia/Ukrain	Non-Exclusive	No agreement. Project specific.

Perforaciones Vivas S.A.

El Salvadore

Non-Exclusive

No agreement.
Project specific.

FORM 9

GEFCO

07/25/11

BACKLOG REPORT AGING

CUSTOMER	MODEL	S/N	SALES	JUL	AUG	SEP	OVER	
USACE EGYPT	SS-22-SD	907887	3,018,849	3,018,849				Jun-11
USACE EGYPT	SS-22-SD	907888	3,018,849	3,018,849				Jun-11
EVANS ENERGY	30-K	907891	576,447	576,447				Jun-11
PACKER SERVICES	15PS	N1533	185,200	185,200				Jul-11
PRONTO SERVICE	3PS	N345	98,500	98,500				Sep-11
DFAS	MP Skid	672252	162,134	162,134				Jul-11
DFAS	MP Skid	672253	65,843	65,843				Jul-11
TDR CONSTRUCTION	30-K	907448*USED	304,200		304,200			Aug-11
MISHRAQ	SS-22-RT	907892	1,410,259		1,410,259			Aug-11
MISHRAQ	SS-22-RT	907893	1,283,856		1,283,856			Aug-11
HOLO EARTH	1250	903804*USED	129,409			129,409		
SHENHUA INT.	SS-120-PR	907894	1,905,601			1,905,601		Sep-11
RENE MEZA	SS-22	907895	683,566			683,566		Sep-11
SAXON CORP.	15PS	N1534	164,000			164,000		
SAXON CORP.	15PS	N1535	164,000			164,000		
SAXON CORP.	15PS	N1536	164,000			164,000		
HIGHLANDS	SS-1100	907868	3,238,487				3,238,487	Sep-11 Delivery delayed due to Customer Request
HIGHLANDS	SS-1100	907869	3,408,934				3,408,934	Dec-11 Delivery delayed due to Customer Request
HIGHLANDS	185K	907836	1,325,571				1,325,571	Jul-11 Delivery delayed due to Customer Request
BUSSELL & SONS	SS-22-RT	907896	760,104				760,104	Sep-11
UNISON	SS-22-RT	907899	701,552				701,552	Sep-11
SUB-TOTAL UNITS			22,769,361	7,125,823	2,998,315	3,210,576	9,434,647	
PARTS Backlog as of 07-25-11			3,428,545	1,028,564	1,028,564	1,028,564	342,855	-
TOTAL BACKLOG			26,197,906	8,154,386	4,026,878	4,239,140	9,777,502	



STECO BACKLOG
July 25, 2011

A DIVISION OF BLUE TEE CORP.

TRLR #	MODEL	CUSTOMER	PROMISE DATE		JULY	AUG	SEP	OCT	NOV	DEC
4793	SEC	BACON UNIVERSAL	29-Apr	GARY	$66,985					
4776	TNT	PROLERIZED(SCHNITZER)		TIM	$59,710					
4813	STO	NORTHLAND CAPITAL		BRIAN	$41,850					
4794	SEC	BACON UNIVERSAL	29-Apr	GARY	$66,985					
4795	SEC	BACON UNIVERSAL	29-Apr	GARY	$66,985					
4814	STO	NORTHLAND CAPITAL		BRIAN	$41,850					
4815	STO	NORTHLAND CAPITAL		BRIAN	$41,850					
4816	STO	NORTHLAND CAPITAL		BRIAN	$41,850					
4822	SEC	NORHTERN OXFORD REGIONAL SOLID WASTE		TIM	$58,422					
4823	SEC	TOWN OF LOUDEN		TIM	$51,350					
4825	SD	REMCO DOMOLITION	29-Jun	BRIAN	$48,385					
4818	SWO	COUNTY OF SANTA BARBARA	27-Jun	GARY		$65,650				
4826	SWO	TOWN OF NEEDHAM	29-Jul	TIM		$52,750				
4827	SD	K M WRECKING	29-Jul	BRIAN		$47,390				
4828	RIP	K M WRECKING	29-Jul	BRIAN		$43,140				
4829	SWO	ENVIRONMENTAL OPERATORS	9-Aug	BRIAN		$67,925				
4830	SWO	ENVIRONMENTAL OPERATORS	9-Aug	BRIAN		$67,925				
4831	SEC	TOWN OF MILLINOCKET	10-Aug	TIM		$56,375				
4832	SEC	COASTAL RECYCLING SERVICES	10-Aug	TIM		$50,212				
4833	SEC	COASTAL RECYCLING SERVICES	10-Aug	TIM		$50,212				
4834	SWO	CITY OF NORFOLK		GARY		$56,000				
4835	TNT	SCHNITZER EVERETT		TIM			$56,205			
4836	TNT	SCHNITZER EVERETT		TIM			$56,205			
4839	SEC	TOWN OF HAMPTON	19-Aug	TIM			$55,400			
4840	SEC	TOWN OF HAMPTON	19-Aug	TIM			$55,400			
4841	SEC	TOWN OF HAMPTON	19-Aug	TIM			$55,400			
4824	SD	GARRETT DEMOLITION	28-Jun	BRIAN			$49,639			
4842	SD	K M WRECKING		BRIAN			$47,390			
4843	TNT	SULLIVAN SCRAP		TIM			$52,474			
			Total Trailers		$586,222	$557,579	$428,113	$0		

ATLAS

9255			29-Jul		$74,970					
9236			29-Jul		$76,104					
9249			4-Aug		$63,756					
9334			3-Aug			$76,986				
9269			16-Aug			$71,001				
9290			24-Aug			$63,756				
9283			1-Sep				$64,953			
9281			7-Sep				$67,599			
9285			13-Sep				$69,993			



A DIVISION OF BLUE TEE CORP.

STECO BACKLOG
July 25, 2011

TRLR #	MODEL	CUSTOMER	PROMISE DATE		JULY	AUG	SEP	OCT	NOV	DEC
		Total Atlas			$214,830	$211,743	$202,545	$0		
CONTAINER LOADER										
4821	SCL-20	RFR RECYCLING(BRAZIL)		BRIAN		$224,500				
4819	CL-40	GACHMAN METALS & RECYCLING		BRIAN			$245,800			
4820	CL-40	HOMECA RECYCLING CENTER		BRIAN			$254,200			
		Total Container Loader			$0	$224,500	$500,000	$0		
GEFCO FABRICATION										
		Total Gefco Fabrication			$0	$0	$0	$0		
		Total			$801,052	$993,822	$1,130,658	$0		

Units Backlog $2,925,532

Parts Backlog $54,435

Total Backlog $2,979,967

Gefco OPEN POs BY VENDOR
7/26/2011

ID PO	ID LINE PO	ID ITEM	DESCR ITEM 1	QTY ORD	QTY RCV	UNIT COST	extended cost
A TO Z MFG. LLC							
88414	1	N10MB25	WASHPIPE	200	0	171.80	34,360.00
							34,360.00
ABERDEEN DYNAMICS SUPPLY CO							
88375	3	108225-3	PUMP, HYDG2.241TY-PVP-CW-B-S	1	0	640.12	640.12
88392	6	X2HG-HC-16-24	CLAMP, TUBING - 2 C-C X 24	8	7	18.52	18.52
88122	3	K-8126709-5	WINCH, HYD 41:1 2.9CU	1	0	5,929.00	5,929.00
88400	2	104464-1	COOLER, FUEL	2	0	406.05	812.10
88400	5	K-8124987	PUMP, 3-SECTION - SERIES TP20	1	0	1,823.19	1,823.19
88400	6	105103A1	VALVE, STACK-3 SECT V10	3	0	467.99	1,403.97
88400	7	170F997-1	PUMP, HYDG.6PA-2AD-CW-A-S-N	2	0	240.00	480.00
88400	8	109485-2	WINCH, ELECT 5000LBS (PDF-PB)	3	0	652.87	1,958.61
88400	11	104411-1	COOLER, HYD OIL-OKO40-5/2-12V	3	0	1,935.00	5,805.00
88373	3	104464-51	MOTOR, 12-V W/FAN BLADE	3	0	161.03	483.09
88372	4	108225-6	PUMP, HYDG1.96TY-PVP-CCW-B-S	1	0	769.69	769.69
88124	1	165F168	VALVE, XKV-HF10 4-SECT SPOOL	10	0	1,313.54	13,135.40
88436	6	107968-1	GAUGE, LIQUID LEVEL	6	0	12.15	72.90
88436	5	107109-1	ADAPTER, 2 SWIVEL-SAE TO NPTF	12	0	53.40	640.80
88436	4	104411-1	COOLER, HYD OIL-OKO40-5/2-12V	4	0	1,935.00	7,740.00
88436	3	108476-1	FILTER, HYD RETURN 80GPM	8	0	240.98	1,927.84
88436	2	107053-3	MANIFOLD, WINCH/BRAKE CONTROL	4	0	500.36	2,001.44
88436	1	104556-8	GAUGE, 7,500 PSI 2-1/2 HYD	12	0	41.41	496.92
88372	1	104411-1	COOLER, HYD OIL-OKO40-5/2-12V	2	0	1,935.00	3,870.00
88407	1	111088-1	VALVE, HYD. 2P 4W 12V SOL	5	0	123.01	615.05
88407	2	K-87M1104	VALVE, FLOW CONTROL 3 PORT	2	0	501.12	1,002.24
88407	8	109485-2	WINCH, ELECT 5000LBS (PDF-PB)	3	0	682.25	2,046.75
88407	9	109485-2	WINCH, ELECT 5000LBS (PDF-PB)	3	0	652.87	1,958.61
88407	10	K-8125157	VALVE, FLOW CONTROL 1/4"NPT	2	0	107.84	215.68
83431	11	107053-52	COIL, MAGNETIC SOLENOID	2	0	26.55	53.10
84945	9	109915-1	VALVE, 3 BALL W/AIR ACTUATOR	4	0	2,367.00	9,468.00
88407	7	170F997-1	PUMP, HYDG.6PA-2AD-CW-A-S-N	3	0	240.00	720.00

88407	6 170F997-1	PUMP, HYDG.6PA-2AD-CW-A-S-N	3	0	240.00	720.00
85972	4 K-8124987	PUMP, 3-SECTION - SERIES TP20	2	0	1,823.19	3,646.38
88407	4 105103A1	VALVE, STACK-3 SECT V10	3	0	467.99	1,403.97
88407	5 111088-1	VALVE, HYD. 2P 4W 12V SOL	2	0	123.01	246.02
88407	3 105103A1	VALVE, STACK-3 SECT V10	3	0	467.99	1,403.97
						73,508.36

ACCURATE MACHINE

87902	1 101722C1	TUBE, TORQUE	12	4	770.00	6,160.00
						6,160.00

ACCUTREX PRODUCTS, INC.

88412	1 N15MB04A	SET, SHIM	5	0	78.98	394.90
88733	1 N10PS17S	SHIM SET, MOTOR ADAPTER-12 PCS	8	0	48.40	387.20
						782.10

ACKER DRILL COMPANY, INC.

88699	3 113118-1	CORE BARREL, ASSY 4 X 5 1/2	12	0	5,438.00	65,256.00
88699	2 113117-1	SHELL, DIAMOND REAMING 6 3/16	20	0	1,424.00	28,480.00
88699	1 113116-1	BIT, CORING 6 1/8 X 4, 4X5.5	20	0	2,990.00	59,800.00
						153,536.00

AIR-CON INC.

88441	1 110109-6	VALVE, MINIMUM PRESS 2" NPT	2	0	165.41	330.82
						330.82

AKG OF AMERICA

88440	1 100639-1	COOLER, COMPRESSOR OIL	2	0	2,485.35	4,970.70
						4,970.70

AMERICAN FOUNDRY GROUP INC

88831	7 N40KG04Z	CASTING, GOOSENECK	8	0	1,354.00	10,832.00
88831	1 CAS-7702	CASTING, HEAD	12	0	71.61	859.32
88831	2 K-C8573	CASTING, HANDWHEEL	6	0	136.00	816.00
88831	4 CAS-25003	CASTING, PLATE	8	0	87.32	698.56
88831	3 K-C10070	CASTING, BALL END	20	0	100.32	2,006.40
88831	6 CAS-25040	CASTING, GUARD	8	0	478.17	3,825.36
88831	5 CAS-25040	CASTING, GUARD	10	0	478.17	4,781.70
88831	8 N40KG04Z	CASTING, GOOSENECK	6	0	1,354.02	8,124.12
						31,943.46

AMERICAN MANUFACTURING COMPANY

88683	1 XGD-4F0482	VALVE, FLUID SLUSH 7.5 X 10	48	0	74.44	3,573.12
88338	2 XGD-25-A-68	GASKET, RD-.12 X 09.06 X 08.12	18	0	31.87	573.66
88683	2 XGD-F0451	SEAT, VALVE SLUSH7.5 X 10 PUMP	48	0	61.85	2,968.80
						7,115.58

AMERIDRIVES INDUSTRIAL CLUTCH

88741	1	XIE-208908	DISC, CLUTCH DRIVE	2	0	215.60	431.20
							431.20

ARROW GEAR COMPANY

87882	1	K-36D4006	PINION, RING GEAR &	8	0	2,650.00	21,200.00
							21,200.00

AUTO ELECTRIC SERVICE, INC.

88450	1	K-8124735	TACHOMETER, HEAD-W/HR METER	5	0	86.72	433.60
							433.60

AUTO-TURN MFG., INC.

87795	1	N5KCOS40	WASHPIPE	8	7	376.54	376.54
							376.54

B & R MACHINE & GEAR CORP.

88592	1	K-16112	SET, R-GEAR & PINION 6T/39T	2	0	3,645.00	7,290.00
							.**7,290.00**

BERENDSEN FLUID POWER, INC.

88494	2	K-8125704-1	VALVE, 5 SECTION - AIR	2	0	732.19	1,464.38
88494	1	K-8125444-1	VALVE, OVERCENTER 15GPM	2	0	101.42	202.84
88418	6	K-8125444-1	VALVE, OVERCENTER 15GPM	2	0	101.42	202.84
88460	1	106099-1	FILTER, BREATHER 3/8 NPT	5	0	5.86	29.30
88418	5	108489-1	PUMP, HYDP6.1SU-90-CW-C-S-E	1	0	3,575.35	3,575.35
88418	9	K-8125296	STRAINER, SUCTION-1.50 NPT	12	5	28.66	200.62
88418	8	108008-2	CONTROL, JOYSTICK-12V SERIES90	3	0	271.20	813.60
88418	4	108489-1	PUMP, HYDP6.1SU-90-CW-C-S-E	2	0	3,575.35	7,150.70
88418	3	108369-3	PUMP, HYDP10.98SU-180-CW-E-S-E	2	0	8,449.51	16,899.02
88687	3	K-8125897	GAUGE, LEVEL	10	0	24.18	241.80
88260	2	XNO-11-002-035	REGULATOR, 250-PSI AIR W/GAUGE	10	0	120.93	1,209.30
88418	2	108369-3	PUMP, HYDP10.98SU-180-CW-E-S-E	1	0	8,449.51	8,449.51
88687	1	108369-3	PUMP, HYDP10.98SU-180-CW-E-S-E	3	0	8,449.51	25,348.53
88504	1	106789-1	FILTER, HYDRAULIC OIL - X2SF	6	0	154.53	927.18
							66,714.97

BOYD METALS

82211	5	X013484948	SQ-TUBE, 3 X 3 X 3/16 A500B	40	0	3.91	156.40
							156.40

BRAD FOOTE GEAR WORKS IN

87760	2	25043	PINION, 13T SPIRAL BEVEL	30	0	1,920.00	57,600.00
87760	1	112831-1	SET, RING GEAR AND PINION	15	0	4,155.00	62,325.00
							119,925.00

BRANNON HYD

85474	1	NON INV	Brannon to repair 4 way valve	1	0	3,005.01	3,005.01

BRI, INC.

88670	4 113119-4	BIT, TRI-CONE 6 3/4" W3 1/2"	16	8	500.00	4,000.00
88670	3 113119-3	BIT, TRI-CONE 4 7/8 W2 7/8 CON	16	8	1,200.00	9,600.00
88670	2 113119-2	BIT, TRI-CONE 7 1/2" W4 1/2	32	16	1,550.00	24,800.00
88670	1 113119-1	BIT, TRI-CONE 12 1 /4 W/ 6 5/8	32	16	3,250.00	52,000.00
						90,400.00

CASTLE METALS

86546	1 X0138KB568	TUBE, 8.00 X 2.75*4340/4330	145	129	39.23	627.68
86537	1 X013805526	TUBE, 4.000 X 3.250 SAE-1020	80	75	22.95	114.75
						742.43

CENTRAL MACHINE & TOOL CO

88830	8 K-C14101-A	CASTING, CLUTCH SPIDER	10	0	128.22	1,282.20
88830	9 100F834	CASTING, CLUTCH SHIFT COLLAR	8	0	29.13	233.04
88830	10 101F361	CASTING, BEARING RETAINER	24	0	19.89	477.36
88830	22 N2J08BZ	CASTING, BEARING HOUSING-IRON	100	0	31.32	3,132.00
88830	21 N2J01CZ	CASTING, GOOSENECK - IRON	100	0	34.17	3,417.00
88830	6 N15MB18Z	CASTING, LOWER OIL	20	0	171.84	3,436.80
88830	11 101F361	CASTING, BEARING RETAINER	12	0	19.89	238.68
88830	7 CAS-10038-B	CASTING, YOKE	8	0	201.20	1,609.60
88830	5 K-C6563-B	CASTING, BRAKE DRUM	6	0	1,020.94	6,125.64
88830	4 K-C6563-A	CASTING, BRAKE DRUM	6	0	1,011.20	6,067.20
88830	23 N2.5BL04Z	CASTING, GOOSENECK	10	0	264.74	2,647.40
86137	14 K-C8124191	CASTING, SIDE DRUM	4	0	637.73	2,550.92
86137	7 K-C70A5007	CASTING, BRG HSG (26M3069)	6	0	38.13	228.78
88830	1 K-C6563-A	CASTING, BRAKE DRUM	8	0	1,044.20	8,353.60
88830	2 K-C6563-B	CASTING, BRAKE DRUM	8	0	1,020.94	8,167.52
88830	3 K-C6396-A	CASTING, BRAKE BAND MTG BLOC	24	0	14.09	338.16
86137	6 K-C70A5006	CASTING, HOUSING (36M3066)	6	0	221.86	1,331.16
88830	12 109F171	CASTING, LONG JAW	20	0	45.44	908.80
87506	9 104F499	CASTING, BREAK LEVER	15	0	33.61	504.15
87506	8 CAS-10011	CASTING, QUILL	8	0	255.26	2,042.08
87506	7 N5EL01Z	CASTING, GOOSENECK	12	0	141.75	1,701.00
87506	4 CAS-107453C1	CASTING, SWIVEL HOUSING	10	0	95.49	954.90
87506	3 CAS-10005	CASTING, BOTTOM PLATE	8	0	55.72	445.76
87506	2 N2.5BL04Z	CASTING, GOOSENECK	10	0	247.28	2,472.80
87506	1 CAS-FG-206-H	CASTING, VALVE	150	0	11.81	1,771.50

84684	9 CAS-25034	CASTING, TOP	1	0	2,621.70	2,621.70
88830	24 N30PXV04Z	CASTING, GOOSENECK-YOKE TYPE -	6	0	339.35	2,036.10
87506	10 N2J08BZ	CASTING, BEARING HOUSING-IRON	75	0	30.41	2,280.75
87506	12 K-C70A4007	CASTING, DRIVE BOX (36M3071)	6	0	451.85	2,711.10
87506	14 CAS-FG-206-H	CASTING, VALVE	150	0	11.51	1,726.50
88830	16 400F206C	CASTING, HANDWHEEL 9-3/4	30	0	66.05	1,981.50
88830	15 400F206C	CASTING, HANDWHEEL 9-3/4	30	0	66.05	1,981.50
88830	14 162F443	CASTING, SEAL RETAINER	8	0	457.69	3,661.52
88830	13 109F173	CASTING, TONG LATCH	20	0	19.30	386.00
88830	17 CAS-25034	CASTING, TOP	4	0	2,952.24	11,808.96
88830	19 CAS-25034	CASTING, TOP	4	0	2,952.24	11,808.96
88830	18 CAS-25034	CASTING, TOP	4	0	2,952.34	11,809.36
88830	20 CAS-25034	CASTING, TOP	4	0	2,952.24	11,808.96
						127,060.96

CERTIFIED POWER, INC.(NAE)

88430	1 XBB-CP45-N	KIT, U-JOINT REPAIR	8	0	45.99	367.92
88069	3 XBB-SL-S28-1	ADAPTER, 1-3/4 10-SPL FEMALE	20	8	70.83	849.96
						1,217.88

COTTA TRANSMISSION CO

88603	2 K-8124978-53	QUILL, DRIVE (SHAFT)	4	0	3,564.65	14,258.60
88335	1 K-8124978-1	TOPHEAD, DUAL GEARBOX-COTTA	2	0	31,321.00	62,642.00
88667	1 K-8124978-1	TOPHEAD, DUAL GEARBOX-COTTA	2	0	31,321.00	62,642.00
88178	3 K-8124978-73	SHAFT, 18T	2	0	1,565.74	3,131.48
						142,674.08

CUSTOM RUBBER PRODUCT, INC.

88323	3 N15KM05	RING, PACKING	100	62	3.48	132.24
88738	1 N20XV05	RING, PACKING	250	93	4.36	684.52
88678	2 N2J03	RING, PACKING-80 DURO NITRILE	600	170	4.38	1,883.40
						2,700.16

DANA AUTOMOTIVE SYSTEMS GROUP

88163	5 XSM-905020	YOKE ASSY, 1810 SERIES FLANG	2	0	208.99	417.98
88193	3 XSM-4-40-461	SHAFT, 1550 SERIES SLIP STUB	4	0	38.31	153.24
88623	1 XSM-6-1/2-1-741	FLANGE, 1800 2.75 10-SPLINE	2	0	131.48	262.96
88107	1 XSM-4-1-3101	FLANGE, 1500 1.75 10-SPLINE	2	0	98.61	197.22
88623	2 XSM-904657-1	JOINT, 1710 UNIVERSAL X 11.0	2	0	429.69	859.38
88193	4 XSM-905019	JOINT ASSY, 1550 SLIP W/FLAN	2	0	79.64	159.28
87900	1 XSM-5-1-2421	FLANGE, 1600 1.50 10-SPLINE	10	0	124.09	1,240.90
						3,290.96

DEE FOUNDRIES INC.

88840	1 N75WP17Z	CASTING, PACKOFF BOX	30	0	105.93	3,177.90
						3,177.90

DEL HYDRAULICS, INC.

88454	1 105834-5	VALVE, AIR - 1 SECTION-120PSI	10	0	79.00	790.00
						790.00

DEN-CON TOOL

88709	1 111187-13	SLIPS, 5 1/2-7UDC DRILL COLLAR	8	0	2,411.86	19,294.88
						19,294.88

DIAMOND CHAIN

88848	2 XDC-60QT-OL	LINK, 3/4P-QUINTUPLE OFFSET	1	0	52.39	52.39
88848	1 XDC-60QT-CL	LINK, 3/4P-QUINTUPLE CONNECT	2	0	39.53	79.06
88449	1 XDC-60S-OL	LINK, 3/4P SINGLE OFFSET	6	0	3.12	18.72
88666	1 XDC-100T108	CHAIN, 1-1/4P-TRIPLE ROLLER	1	0	1,407.73	1,407.73
						1,557.90

DIVERCO/ALL TRANSMISSION PARTS

88764	1 XWG-T8-86	PLUNGER, INTERLOCK T18	2	1	4.16	4.16
						4.16

DONALD E HARMAN

87128	2 K-80R4612	CLUTCH, 2.558/2.557 BORE AIR	2	1	4,883.00	4,883.00
85516	1 K-80R4612	CLUTCH, 2.558/2.557 BORE AIR	2	1	4,883.00	4,883.00
88095 .	1 XWF-275-11-1	PLATE, CLUTCH CENTER ATD208	1	0	415.00	415.00
						10,181.00

DRILCO INDUSTRIAL

88671	2 S-636-A	SUB, 3-1/2IFB X 3-1/2IFP/8.0	4	0	390.00	1,560.00
88671	6 113121-1	FISHING, TOOL-TAP TAPER3 1/2IF	4	0	1,262.00	5,048.00
88671	1 S-660-B	SUB, 3-1/2 REGRB X 4-1/2 IFRB	8	0	507.00	4,056.00
88753	1 113234-1	STABILIZER, BIT 10" X 3-0 FT	1	0	1,498.00	1,498.00
88753	2 S-658-B	SUB, 2-7/8IFB X 3-1/2REGB/10.5	1	0	352.00	352.00
88753	4 K-2342849	DP ASSY, 4-1/2 X2-7/8IF 20-0 D	24	0	554.00	13,296.00
88671	3 S-666-B	SUB, 4-1/2IFB X 4-1/2REGB/12.0	20	0	480.00	9,600.00
88671	4 S-677-B	SUB, 4-1/2IFB TO 6-5/8REGB	12	0	577.00	6,924.00
88671	7 113122-1	OVERSHOT, FISHING TOOL 3 1/2IF	4	0	1,894.00	7,576.00
88671	8 113123-1	COLLAR, DRILL 6 1/4" OD X 9 M	8	0	5,664.00	45,312.00
88671	9 113127-1	SUB, 2 7/8 IFB X 3 1/2 IFB X36	8	0	627.00	5,016.00
88671	10 113128-1	SUB, 3 1/2 IFB X 4 1/2 IFP X24	12	0	777.00	9,324.00
88671	5 113102B1	SUB, 2-7/8IFP TO 4-1/2IFB X 24	2	0	791.00	1,582.00
88671	11 K-120645-1	SUB, 3 1/2IFP X 3-1/2IFP/12	1	0	430.00	430.00
88671	12 103474C4	SUB, 3-1/2IFB X 2-3/8IFP/21.0	3	0	568.00	1,704.00

88753	3 S-675-B	SUB, 2-7/8IFBX6-5/8REGB/14.5	1	0	554.00	554.00
						113,832.00

DRILLING SUPPLY & MAN

87387	1 NON INV	Gooseneck	1	0	168.84	168.84
87387	5 NON INV	Nut	1	0	237.21	237.21
87387	6 NON INV	O'Ring	2	0	2.40	4.80
87387	2 NON INV	Gland	1	0	89.68	89.68
87387	7 NON INV	Set Screw	3	0	1.36	4.08
87387	3 NON INV	Plate	1	0	84.06	84.06
87387	8 NON INV	Nut	1	0	41.72	41.72
87387	4 NON INV	Packing	1	0	8.14	8.14
						638.53

DYNAFAB CORPORATION

88410	3 110085-1	TANK, FUEL 50 GAL-RECT	3	0	468.00	1,404.00
88410	2 110085-1	TANK, FUEL 50 GAL-RECT	3	0	468.00	1,404.00
88410	1 110085-1	TANK, FUEL 50 GAL-RECT	3	0	468.00	1,404.00
87842	1 110085-1	TANK, FUEL 50 GAL-RECT	2	1	506.00	506.00
						4,718.00

EARLE M. JORGENSEN

86600	2 X0132AZ834	ROUND, 7.00 *4140-HT 31-34 RC	20	0	181.25	3,625.00
86600	3 X013817340	TUBE, 3.000 X 1.500 A4140 HR	39	0	34.40	1,341.60
86582	1 X013805160	TUBE, 1.875 X 1.250 SAE-1020	20	19	8.25	8.25
86548	4 X013817381	TUBE, 4.000 X 2.250 A4140-HR	17	0	32.50	552.50
86576	2 X0132AZ828	ROUND, 6-1/4 *4140-HT 31-34 RC	20	16	129.90	519.60
82297	6 X013805526	TUBE, 4.000 X 3.250 SAE-1020	20	0	22.50	450.00
86494	2 X013805586	TUBE, 4.500 X 3.500 SAE-1020	20	19	26.00	26.00
						6,522.95

EATON CORPORATION-FAWICK

88083	1 XFA-5106AT	ROTORSEAL, 3/8 - 5/8-18 NF	25	0	64.13	1,603.25
						1,603.25

EMPIRE FOUNDRY

88844	4 CAS-25037-B	CASTING, RING	15	0	92.57	1,388.55
88844	1 CAS-FG-21-A	CASTING, RETAINER	60	0	9.14	548.40
88844	2 CAS-15233	CASTING, SPROCKET	12	0	78.97	947.64
88844	3 101F363	CASTING, OIL STOP GLAND	40	0	6.61	264.40
						3,148.99

F M C CORPORATION

88423	1 144F703	JOINT, 3 SILVER STY-30 SWVL	8	0	794.48	6,355.84

88823	2 XJB-A-91684	GASKET, RD-.06 X 02.12 X 01.50	2	0	0.77	1.54
88423	3 144F709	JOINT, 3/4 SILVER STY-30 SWVL	6	0	174.88	1,049.28
88423	2 144F708	JOINT, 1 SILVER STY-30 SWVL	8	0	174.88	1,399.04
88823	1 XJB-5-260-310	CYLINDER ASSY, FLUID	1	0	228.62	228.62
						9,034.32

FAIRFIELD MFG CO INC

86783	1 145F351	SET, R-GEAR & PINION - 6/43	10	9	1,854.00	1,854.00
						1,854.00

FASCAST, INC.

88845	1 CAS-25036-A	CASTING, RING	10	0	323.57	3,235.70
						3,235.70

FLOW-QUIP, INC.

88593	1 109915-1	VALVE, 3 BALL W/AIR ACTUATOR	3	0	2,076.25	6,228.75
						6,228.75

FLUID SPECIALTIES

88468	3 108662-1	ELBOW, 8.00 45DEG RUBBER	2	0	33.17	66.34
88468	2 D-1969-21	CLAMP, 3-1/4 TO 3-9/16 HOSE	20	0	12.65	253.00
88468	1 110797-04	MANIFOLD, 1/4 NPT - DOUBLE TEE	2	0	50.00	100.00
88468	6 108739-0402	FITTING, F-JIC CRIMP SWIVEL	200	100	2.92	292.00
88521	11 K-88A3005	HOSE, 1.00 X 240.0	2	0	75.00	150.00
88521	15 IM-60UA0404	ELBOW, 90DEG MNPT TO FNPT SW	50	0	1.55	77.50
88521	14 110316C1	KIT, HOSE-SLOW FEED SYSTEM	1	0	1,613.15	1,613.15
88650	10 K-1240164-BP	HOSE, HYDR-1.00(R04) BULK	1,200	1,176	0.36	8.64
88521	13 110311C1	KIT, HOSE HOIST/PULLDOWN PUMP	1	0	834.18	834.18
88521	12 110298C1	KIT, HOSE-PULLDOWN	1	0	1,950.06	1,950.06
88521	2 110334C1	KIT, HOSE 3PS (107136C8)	3	0	4,169.55	12,508.65
88419	3 IM-KA1212NJ	FITTING, F-JIC SWIVEL HOSE	5	0	6.85	34.25
88521	1 108368-1	NIPPLE, 1-1/4 WING NUT-5000#	10	0	102.90	1,029.00
88521	10 K-8126706	PUMP, TRANSFER	3	0	190.67	572.01
88263	3 106002-11	HOSE, BULK-08 DOT FUEL-13/32	6,000	5,940	0.31	18.60
87811	40 K-1240068-BP	HOSE, HYDR-0.37(2SC) BULK	18,480	17,760	0.18	129.60
87811	41 K-1240126-BP	HOSE, HYDR-0.75(R17) BULK	7,800	7,320	0.20	96.00
88521	4 AR-56000404S	COUPLING ASSY, F-NPT QUICK	12	0	18.96	227.52
88521	6 K-1236125-7	TUBE, HYD 1.00 X 7-2 ORFS-	10	0	53.51	535.10
88715	4 110711C1	KIT, HOSE (107136C12)	3	0	4,905.44	14,716.32
88715	3 110449C1	KIT, HOSE (107137C3)	3	0	308.11	924.33
88715	1 108367-1	COUPLER, 1-1/4 WING NUT-5000#	10	0	123.61	1,236.10
87811	39 K-1240049-BP	HOSE, HYDR-0.25(2SC) BULK	24,000	22,800	0.15	180.00

88037	3 109391-2020	COUPLING, F-JIC SVL-STRAIGHT	20	0	30.82	616.40
88521	7 K-1236126-02	TUBE, HYDR - 0.75 X 7-2	12	0	66.22	794.64
88521	3 110711C1	KIT, HOSE (107136C12)	3	0	4,905.44	14,716.32
88521	8 K-8125221	CLAMP, TWIN TUBE-.50	50	0	3.78	189.00
88521	9 K-8125233	STANDPIPE, HYDRAULIC 3/4 X10-0	3	0	82.82	248.46
88468	4 110056-1	HOSE, FLEXIBLE METAL KIT	3	0	557.22	1,671.66
						55,788.83

FOOTE-JONES/HUB CITY

88582	1 K-8126006-1	ADAPTER, PUMP SAE "E" 4-BOLT	1	0	1,528.05	1,528.05
88271	1 K-8125803-52	GEAR, 45T	2	0	1,446.95	2,893.90
87846	1 K-8126440-55	SHAFT, INPUT-SUB ASSY	4	0	6,400.45	25,601.80
87438	1 K-8126440	PTO & PUMP DRIVE 1:1	6	0	27,591.80	165,550.80
						195,574.55

FOREMOST INDUSTRIES

88837	7 113171-1-56	SAVER SUB, 4 1/2 CIP 2 S/S	1	0	775.06	775.06
88837	5 113171-1-54	ADAPTER SAVER SUB 5 1/2X 4 1/2	1	0	664.34	664.34
88837	3 113171-1-52	INLET, AIR SWIVEL-FOREMOST	1	0	817.24	817.24
88837	4 113171-1-53	ADAPTER & SEAL SHAFT	1	0	800.00	800.00
88837	1 113171-1	SWIVEL, AIR-FORMOST-5 1/2"	1	0	6,650.00	6,650.00
88837	6 113171-1-55	CENTER TUBE, 4 1/2 CIP W/SEAL	1	0	1,010.19	1,010.19
88837	8 113171-1-57	INTERCHANGE CONNECTOR TUBE	1	0	1,100.00	1,100.00
88837	14 113171-1-63	TRICONE BIT WEAR SLEEVE	1	0	500.00	500.00
88837	13 113171-1-62	TRICONE INTERCHANGE SUB	1	0	2,850.00	2,850.00
88837	12 113171-1-61	O-RING SEAL	2	0	0.80	1.60
88837	11 113171-1-60	BIT CONNECTOR SLEEVE	1	0	425.00	425.00
88837	10 113171-1-59	INTERCHANGE FOR DUAL WALL	2	0	7,047.94	14,095.88
88837	9 113171-1-58	SEALS, ORING	2	0	0.50	1.00
88837	2 113171-1-51	ADAPTER, AIR SWIVEL-FOREMOST	1	0	3,065.70	3,065.70
						32,756.01

FORMULA SEALS & PLASTICS

88461	1 N15XV05	RING, PACKING-80 DUROMETER	400	0	9.00	3,600.00
						3,600.00

FORUM OILFIELD TECNOLOGIES-OBI

110374	1 NON-INV.	REPAIRS FOR KEYBOARD ADK 8376	2	0	168.00	336.00
83672	2 NON-INV.	ADC 3510-23 TOP HEAD RPM CABLE	1	0	901.58	901.58
83672	3 NON-INV.	ADC 3561-23 TOP HEAD TORQUE	1	0	312.00	312.00
83672	4 NON-INV.	REPAIRS FOR 100' CAMERA CABLE	1	0	245.00	245.00
						1,794.58

FORUM, SPD

88243	1 XBT-1F-2R	VALVE, FLOAT - MODEL F	2	1	164.90	164.90
						164.90

FRANKLIN MACHINE & GEAR CORP.

88090	1 N10PS20	GEAR, PINION-2.125"16T SPLINED	30	0	1,100.00	33,000.00
88289	1 N3PS15	GEAR, MAIN - 47 TEETH	5	0	1,350.00	6,750.00
						39,750.00

GARDNER-DENVER CO

88744	1 155F029	PUMP, FY-FXD 7-1/2 X 10 MUD	1	0	51,615.00	51,615.00
87756	2 155F029	PUMP, FY-FXD 7-1/2 X 10 MUD	1	0	51,615.00	51,615.00
						103,230.00

GILL REPROGRAPHICS, INC.

88752	1 GFO-2101	B24500-20LB BOND PAPER	2	0	30.00	60.00
88752	2 GFO-2101	B36500-20LB. BOND PAPER	4	0	54.92	219.68
						279.68

GREAT BEND IND INC

88261	1 K-8124976	CYLINDER, TELE-3 STAGE	4	0	4,053.00	16,212.00
88448	2 108531-1	CYLINDER, HYDR-5.00 X 36.00	20	0	1,650.00	33,000.00
88665	1 K-8124974	CYLINDER, DBLE ACT-36" STR	4	0	1,013.00	4,052.00
88556	1 K-8124976	CYLINDER, TELE-3 STAGE	4	0	4,053.00	16,212.00
						69,476.00

GUNNEBO JOHNSON CORPORATION

88579	2 K-8125017-51	KIT,BRG,SEAL,O-RING AND SPACER	12	6	389.18	2,335.08
88579	1 K-8125014	SHEAVE, 1/2 WIRELINE 8.00 OD	4	0	220.20	880.80
88458	1 106302-2	BLOCK, 8 SINGLE W/SHACKLE	1	0	735.00	735.00
88742	1 K-8126596	SHEAVE, 5/8 WIRE-LINE 12.00 OD	6	0	583.20	3,499.20
88318	1 K-8125017-51	KIT,BRG,SEAL,O-RING AND SPACER	8	3	389.18	1,945.90
						9,395.98

HDD ROTARY SALES LLC

87699	1 104329B3	DP ASSY, 4-1/2EUIW4-1/2IFR2E W	134	0	1,449.00	194,166.00
						194,166.00

HOUSTON PROMOTIONS

87767	8 GFO-7388	SET UP CHARGE	1	0	82.60	82.60
87767	4 GFO-7388	SET-UP CHARGE	1	0	56.25	56.25
87767	6 GFO-7388	SET-UP CHARGE	1	0	56.25	56.25
87767	7 GFO-7388	6037 SUEDE BASEBALL JACKET	55	0	73.85	4,061.90
						4,257.00

HUB CITY/FOOTE-JONES

88559	1 K-8121545-1	REDUCER, SPEED - 3-1/4 BORE	1	0	4,808.80	4,808.80
88640	1 108830-72	BUSHING, SPLINED	1	0	880.45	880.45

87054	1 K-8121545-50	PINION, INPUT	2	1	327.58	327.58
						6,016.83

HUNZICKER BROTHERS

88495	1 K-8122648-1	FIXTURE, 2 BULB 12V-4' (425MA)	6	0	725.00	4,350.00
						4,350.00

HYDRADYNE HYDRAULICS

88472	2 111858-2	CABLE, IQAN-RIG TO CABIN-6 PIN	2	0	650.00	1,300.00
88729	1 111502-1-64	EXCHANGER, HEAT-AIR	1	0	6,124.00	6,124.00
88173	1 111502-1-53	PUMP, PISTON 180CC	3	1	8,388.56	16,777.12
88614	1 111502-1-53	PUMP, PISTON 180CC	2	0	8,388.56	16,777.12
88611	2 111502-1-54	VALVE, VENT FOR PUMP COMP	4	1	111.03	333.09
88700	1 111502-1-54	VALVE, VENT FOR PUMP COMP	3	0	111.03	333.09
88703	1 111502-1-53	PUMP, PISTON 180CC	2	0	8,388.56	16,777.12
88557	1 111502-1-53	PUMP, PISTON 180CC	1	0	8,388.56	8,388.56
88426	1 111746-1	VALVE, FLOW CONTROL-2 WAY	4	0	135.21	540.84
88189	2 111854P1	KIT, HYD FILTER ELEMENTS	2	0	2,088.62	4,177.24
						71,528.18

HYDRAQUIP DISTUBUTION

88554	1 105336-5	MOTOR, HYDP6.4EU-6431-C-S	2	0	1,079.67	2,159.34
88493	1 XEU-990231-000	KIT, SHAFT SEAL	4	0	134.68	538.72
88839	1 XEU-990231-000	KIT, SHAFT SEAL	1	0	134.68	134.68
88408	3 N10PS06D	MOTOR, HYD 21.0 SINGLE SPEED	6	4	1,432.08	2,864.16
88408	4 N10PS06E	MOTOR, HYD-CHAR-LYNN 29.3 CIR-	3	0	1,456.00	4,368.00
88554	3 100448-3	PUMP, HYD-P6.4EU-64-CCW-C-S-H	4	0	2,743.31	10,973.24
88554	4 109999-2	PUMP, HYDV2.22VI-V20-CCW-B-S-N	1	0	516.60	516.60
88408	2 109922A7-1	VALVE, CONTROL - 7 SECT	1	0	1,610.87	1,610.87
88719	1 109905-52	SWITCH, INDICATOR-BYPASS	3	0	20.54	61.61
88705	2 109999-2	PUMP, HYDV2.22VI-V20-CCW-B-S-N	1	0	516.60	516.60
87851	7 K-8125697-2	PUMP, HYDP-4.6EU-4623-CW-C-S-H	2	1	2,610.23	2,610.23
88408	1 XEU-990104-000	KIT, SEAL	4	0	6.37	25.48
88633	1 N10PS06E	MOTOR, HYD-CHAR-LYNN 29.3 CIR-	6	0	1,514.24	9,085.44
						35,464.97

INDUSTRIAL PIPING SPECIALISTS

88613	1 143F564	UNION, 6 - 1000LB HAMMER	3	2	230.00	230.00
88485	1 145F053	COUPLING, 1-1/4 - 6000LB FUL	10	8	9.75	19.50
						249.50

J & D GEARING & MACHINING

88415	1 N3PS20B	GEAR, PINION-2.125"16T SPLINED	6	0	875.00	5,250.00

J & E SUPPLY & FASTENER CO

87718	41 12F22-C	BOLT, 3/4 NF SOC HD X 2-3/4	50	0	3.99	199.50
87184	11 8C20-CP	SET-SCREW, 1/2NC CUP PT X2-1/2	45	0	1.33	59.85
87184	10 10C16-B	BOLT, 5/8 NC HEX HD X 2	25	0	0.43	10.83
85657	6 12C78-B	BOLT, 3/4 NC HEX HD X 9-3/4	2	0	5.70	11.40
87718	42 7C26-C	BOLT, 7/16 NC SOC HD X 3-1/4	100	0	1.15	115.00
87184	15 8C20-CP	SET-SCREW, 1/2NC CUP PT X2-1/2	50	45	1.33	6.65
87184	19 12C16-B	BOLT, 3/4 NC HEX HD X 2	40	0	0.73	29.12
88657	1 K-1232770	ROD, 3/8 NF X 13-3/8 TIE	4	0	12.92	51.68
88660	22 8F10-C	BOLT, 1/2 NF SOC HD X 1-1/4	100	0	0.65	64.91
						548.94

JENKINS AND PRICE

84350	2 GFS-2401	TOOL ROOM/SHOP SUPPLIES	40	39	6.00	6.00
						6.00

K P SUPPLY INDUSTRIAL

86369	21 TN-800135	SEGMENT, MODULAR 1/4" HOSE	4	0	5.89	23.56
86369	20 TN-000032	DRILL 1/2 JOBBER LNGTH	6	0	5.74	34.44
86369	19 TN-000024	DRILL 3/8 JOBBER LNGTH	6	0	4.00	24.00
						82.00

KAMAN INDUSTRIAL TECHNOLOGIES

88528	3 103927-53	O-RING, VITON - 240	4	1	1.27	3.81
88528	11 K-82R1001	SPROCKET, 12T-SINGLE-2P	2	0	428.64	857.28
88528	9 N10MB347	O-RING	300	290	0.46	4.60
88528	8 N6CRC278	O-RING, BONNET	30	21	1.57	14.10
88528	6 XHC-HF6-C	BEARING, ROD	8	0	10.04	80.32
88528	12 K-82R1002	SPROCKET, 12T-SINGLE-2P BORD	2	0	258.16	516.32
88528	4 XHB-Z993L13	BRG, BALL - 2.55 X 3.93 X 0.70	4	2	46.94	93.88
88528	1 XSK-6307-Z	BRG, BALL - 1.37 X 3.15 X 0.82	1	0	30.45	30.45
88435	3 XNC-NS-339	O-RING, 3.625 X 3.250 X 3/16	100	82	0.66	11.88
86346	3 TN-800047	RETAINING COMPOUND (50 ML)	3	2	29.63	29.63
88409	1 XBG-L156-YG	GEAR, 40T - 8 PITCH - RING	6	0	129.39	776.34
88358	2 XWT-5100-175	SNAP-RING, 1.618 X .062 EXT	6	1	1.65	8.25
88333	5 XNC-NS-346	O-RING, 4.500 X 4.125 X 3/16	100	98	0.36	0.73
88482	2 XFB-W-214-PP	BRG, BALL - 2.75 X 4.92 X 1.56	8	0	134.26	1,074.08
88179	1 N10PS30	SEAL, PINION SHAFT	30	0	7.27	218.10
88017	3 XSA-MP-32	PILLOWBLOCK, 2 BORE	8	1	169.34	1,185.38
88017	2 XCR-31239	SEAL, 3.125 X 4.254 X .625	5	0	14.00	70.00

88409	6 N3PS27	SEAL, TOP EXCLUDER	10	0	23.00	230.00
88435	1 L-128	BUSHING, CROSSHEAD PUMP	12	0	21.32	255.84
88497	12 XSA-AR-2-18	INSERT, BEARING - 1-1/2	6	2	153.84	615.36
88435	2 N4.5SI10	SEAL, UPPER GREASE	6	0	24.97	149.82
88497	8 XCL-KBR-2208	PILLOWBLOCK, 2-1/2 BORE	2	1	420.00	420.00
88497	7 K-8125363	BUSHING, 2"ID X 2.50OD X 2"	2	0	16.35	32.70
88497	2 XOB-FF723	BUSHING, 0.753-0.505-0.281	16	0	0.95	15.20
88497	1 XOB-BB302	ROUND, 3/8" 660 BRONZE OILITE	16	8	3.17	25.36
						6,719.43

KC ELECTRIC CO.

88721	2 GFS-3501	MACHINE SHOP/SHOP SUPPLIES	1	0	400.00	400.00
88721	1 GFS-3501	MACHINE SHOP/SHOP SUPPLIES	1	0	339.90	339.90
						739.90

L & M RADIATOR, INC.

88302	1 108072-2	COOLER, HYD. W/BYPASS CHECK	2	0	6,872.00	13,744.00
						13,744.00

LEBUS INTERNATIONAL INC

88570	2 K-84S3805	GROOVING, 5/8 LEBUS - RH	2	0	2,651.00	5,302.00
88570	1 K-84S3801	GROOVING, LEBUS - LH-5/8"	2	0	1,643.00	3,286.00
						8,588.00

LOWE'S HOME CENTER, INC

88855	3 GFS-6101	LANDSCAPE TIMBER	30	0	3.10	93.00
88855	1 GFS-6101	4 X 4 OAK TIMBER 16' LG.	50	0	33.34	1,667.00
88855	2 GFS-6101	2 X 6 LUMBER 16' LG.	100	0	9.00	900.00
						2,660.00

M & M SUPPLY

87385	1 NON INV	Wrenchs for Test Rack	1	0	67.59	67.59
88523	1 143F770	BUSHING, 4 X 3 6000LB HEX	8	0	64.85	518.80
						586.39

M L C CAD SYSTEMS

88674	1 NON-INV.	SERVICE RENEWAL FOR SOLIDWORKS	1	0	16,340.00	16,340.00
						16,340.00

MADILL CARBIDE INC

86411	1 TN-503010	INSERT RPG-63 (C5)	50	0	7.62	381.00
						381.00

MARTIN FLUID POWER

88712	1 N50KG20416	PACKING SET, 3.5"X 4.5"CHEVRON	25	0	123.89	3,097.25
						3,097.25

MASTER PACKAGING INC

88477	1 GFS-6101	STR-029 1/2" STEEL BANDING	4	0	115.50	462.00

88542	1 GFS-6101	PPR-030 24"-40# 9" DIA KRAFT	12	0	21.64	259.68
88522	1 GFS-6101	STR-111 3/4" STEEL BANDING	8	0	77.99	623.92
						1,345.60

METALS USA-ENID

86585	3 X010603136	CHANNEL, 5 AT 9.0 LB	20	0	5.50	110.00
86585	4 X010303067	WF-BEAM, 6 AT 25.0 LB	40	0	14.57	582.80
86585	9 X011203252	ANGLE, 1/4 X 1-1/2 X 1-1/2	80	0	1.40	112.00
86585	8 X013405900	SQ-TUBE, 1-1/2 X 11-GA WALL	20	0	1.52	30.40
86585	7 X011203291	ANGLE, 3/8 X 3 X 3	80	0	4.06	324.80
86585	6 X010603135	CHANNEL, 5 AT 6.7 LB	80	0	3.95	316.00
86585	5 X010303073	WF-BEAM, 8 AT 28.0 LB	40	0	16.52	660.80
						2,136.80

METALTEK

88711	1 K-9162	BUSHING, BRZ 1.5 X 1.88 X 1.75	100	0	11.50	1,150.00
						1,150.00

MHC KENWORTH

87966	1 110156-8	TK64D-194-2246-08	1	0	122,686.00	122,686.00
						122,686.00

MID-AMERICA RIGGING L.L.C.

87980	1 106236-10	WIRE-LINE, 5/8(FLEX-X9RR)2600'	2	0	11,943.75	23,887.50
88732	1 K-8126857	WIRE-LINE, 3/4(6X36)IPSIWC61-0	6	0	395.00	2,370.00
						26,257.50

MODERN INVESTMENT CASTING CO

87509	1 CAS-14275-A	CASTING, QUADRANT	100	0	25.23	2,523.00
						2,523.00

MONETT METALS INC.

87508	1 N10MB04Z	CASTING, BONNET	12	0	840.67	10,088.04
						10,088.04

MOORELANE-SUTTON SUPPLY CO

88677	1 102292-1	VALVE, BALL - 1-1/2" W/HANDLE	6	0	28.84	173.04
						173.04

MOTION INDUSTRIES

88217	1 XWB-P59336-3	VALVE, PILOTAIR - 2HA2L	2	0	113.36	226.72
						226.72

MUNN SUPPLY

86580	3 GFS-3901	RAW MATERIAL/SHOP SUPPLIES	1	0	24.15	24.15
84591	1 NON INV	2715590812TIL875M	1	0	18.05	18.05
86315	6 GFS-3901	RAW MATERIAL/SHOP SUPPLIES	1	0	638.10	638.10
15	2 GFS-2401	TOOL ROOM/SHOP SUPPLIES	2	0	10.23	20.45
86580	2 GFS-3901	RAW MATERIAL/SHOP SUPPLIES	1	0	45.25	45.25

746.00

NAMEPLATES INC

88279	1 NON-INV.	112988A1 MAST-SS185K	20	10	24.40	244.00
						244.00

NEFAB INC

88403	3 GFS-6101	3104584 38.9" X 22.9" 19.5"	20	0	58.00	1,160.00
88403	2 GFS-6101	3103061 46.8" X 38.8" X 38.8"	20	0	106.94	2,138.80
88403	1 GFS-6101	3104512 22.9" X 18.9" X 11.5"	16	0	32.81	524.96
						3,823.76

NOI-MISSION FLUID PRODUCTS

87726	6 K-8124546-1-58	BOLT, I.B. BEARING COVER	2	0	0.82	1.64
87726	5 K-8124546-1-57	BOLT, O.B. BEARING HOUSING	4	0	1.51	6.04
87726	4 K-8124546-1-54	WASHER, LOCK-O.B. BEARING	4	0	1.51	6.04
87726	7 K-8124546-1-59	NUT, I.B. BEARING COVER	2	0	0.83	1.66
87726	11 K-8124546-1-63	KIT, PACKING	1	0	5.50	5.50
87726	10 K-8124546-1-62	NUT, JAM-O.B. BEARING HOUSING	1	0	1.51	1.51
87726	9 K-8124546-1-61	BOLT, O.B. BEARING COVER	1	0	0.83	0.83
87726	8 K-8124546-1-60	BOLT, STUFFING BOX	2	0	0.83	1.66
87726	13 K-8124546-1-56	PLATE, WEAR - CENT PUMP 4 X 3	1	0	254.65	254.65
87726	3 K-8124546-1-53	NUT, LOCK-O.B. BEARING	1	0	7.15	7.15
87726	2 K-8124546-1-52	GASKET, CASING	1	0	3.58	3.58
87726	14 K-8124546-54	SEAL, MECHANICAL - 3 X 4 PUMP	1	0	414.70	414.70
87726	12 K-8124546-1-64	KIT, GASKET/SEAL	1	0	17.74	17.74
						722.70

O'REILLY AUTOMOTIVE

88405	3 XIA-5028	CLAMP, 1.312 TO 2.250 HOSE	20	16	1.13	4.52
88852	2 X2BR-QS700-M4H	CLAMP, 7/32 TO 5/8 HOSE	25	24	0.90	0.90
88405	1 XIA-5016	CLAMP, .750 TO 1.500 SCREW	20	18	0.94	1.88
88374	1 X2BR-QS700-M4H	CLAMP, 7/32 TO 5/8 HOSE	46	43	0.35	1.05
						8.35

OIL CITY IRON WORKS

88843	1 CAS-4011	CASTING, QUILL	4	0	63.41	253.64
						253.64

OIL NATION, INC.

88854	1 NL250T072LTA	LINK,ELEV-250 TON 2.25" X 72"	2	0	3,754.50	7,509.00
						7,509.00

OILFIELD SPECIALTY DISC. INC.

88023	5 K-83C0217	SHEAVE, V-BLT- 1-B- 2.4	2	0	9.20	18.40
87714	1 K-83C0217	SHEAVE, V-BLT- 1-B- 2.4	2	1	7.66	7.66

OKLAHOMA TRUCK INC/RUSH TRUCK

88745	1 107919-26	TRUCK, TP64D1932246-26	1	0	139,500.00	139,500.00
88621	1 107919-24	TRUCK, TP64D1582246-24	1	0	140,963.00	140,963.00
88621	3 107919-24	TRUCK, TP64D1582246-24	1	0	140,963.00	140,963.00
87663	1 107919-25	TP66D193-2246-25 MODEL 367	2	1	141,854.00	141,854.00
88621	2 107919-24	TRUCK, TP64D1582246-24	1	0	140,963.00	140,963.00
						704,243.00

P-T COUPLING CO

88624	1 K-853170904	VALVE, 2 NPTF SHEAR RELIEF	10	1	236.60	2,129.42
						2,129.42

PACIFIC STEEL CASTINGS CO.

86406	1 NON-INV.	PATTERN CHARGES FOR	1	0	7,250.00	7,250.00
86406	2 K-C16108	CASTING, WINCH GEAR HOUSING	1	0	650.00	650.00
87511	6 N10MB01BAZLT	CASTING, SHANK-BAIL ADAPTER-LT	8	4	5,854.99	23,419.96
						31,319.96

PERFECTION EQUIPMENT CO

88561	1 112820-1	GAUGE, AIR PRESSURE 2"	1	0	49.46	49.46
						49.46

PERKINS SOUTH PLAINS

88651	3 110176-3	POWER-UNIT, CAT 6.6 LOW DBA	1	0	19,175.00	19,175.00
88651	2 110176-3	POWER-UNIT, CAT 6.6 LOW DBA	1	0	19,175.00	19,175.00
88651	1 110176-3	POWER-UNIT, CAT 6.6 LOW DBA	1	0	19,175.00	19,175.00
						57,525.00

PORT CITY METAL SERVICES

86616	1 NON-INV.	U-JOINT COVER FOR 907892	2	0	45.00	90.00
87769	1 NON-INV.	N6CRC06-JIG	1	0	15.00	15.00
						105.00

PURE CASTINGS

88842	1 E-203-B	3659 CHUCK JAW	50	0	21.77	1,088.50
						1,088.50

REEL CRAFT/NORDIC SYSTEMS INC.

88675	5 107129-1	REEL, HYD HOSE - 3/4 X 100-0	3	0	917.04	2,751.12
88675	4 107128-2	REEL, HOSE 1-1/4 X 115-0 LH	4	0	2,419.37	9,677.48
88675	2 107128-1	REEL, HOSE 1-1/4 X 115-0 RH	4	0	2,419.37	9,677.48
88675	1 107128-1	REEL, HOSE 1-1/4 X 115-0 RH	3	0	2,419.37	7,258.11
88675	3 107128-2	REEL, HOSE 1-1/4 X 115-0 LH	3	0	2,419.37	7,258.11
88675	6 107128-1	REEL, HOSE 1-1/4 X 115-0 RH	3	0	2,419.37	7,258.11
88586	2 107128-2	REEL, HOSE 1-1/4 X 115-0 LH	2	0	2,546.60	5,093.20

88586	3 107129-1	REEL, HYD HOSE - 3/4 X 100-0	2	0	965.30	1,930.60
88675	9 107129-1	REEL, HYD HOSE - 3/4 X 100-0	4	0	917.04	3,668.16
88586	1 107128-1	REEL, HOSE 1-1/4 X 115-0 RH	2	0	2,546.60	5,093.20
88675	7 107128-2	REEL, HOSE 1-1/4 X 115-0 LH	3	0	2,419.37	7,258.11
88675	8 107129-1	REEL, HYD HOSE - 3/4 X 100-0	3	0	917.04	2,751.12
						69,674.80

REXROTH PNEUMATICS

88439	1 XWB-P50493-3	VALVE, CONTROLAIR - H2X	6	0	307.45	1,844.70
88268	1 XWB-P52971-2	VALVE, CONTROLAIR - H1A	1	0	275.76	275.76
88268	2 XWB-P59339	VALVE, PILOTAIR - 2HA2Z	6	0	91.00	546.00
88639	1 XWB-P52971-1	VALVE, CONTROLAIR - H1A	1	0	275.76	275.76
88439	3 XWB-P53345	CYLINDER, 4-1/2 X 3-1/4 AIR	4	0	360.00	1,440.00
88439	4 XWB-P55582-4	VALVE, CONTROL AIR - HC2LX	1	0	583.92	583.92
88079	1 XWB-P51206-3	VALVE, CONTROLAIR - HC2SX	1	0	624.24	624.24
88439	2 XWB-P50493-4	VALVE, CONTROLAIR - H2X	1	0	345.60	345.60
						5,935.98

ROBERTS TRUCK CENTER

88391	1 XIH-53717-V	NUT, PINION	4	0	9.65	38.60
84429	2 XIH-3539916C1	PULLEY, ALT	1	0	41.19	41.19
						79.79

ROY W HORNE CONOCO AGT

88622	4 GFOL-ASSY	GEFCOASSY-TEST OIL & LUB	165	0	3.32	547.65
86591	2 GFOL-ASSY	GEFCOASSY-TEST OIL & LUB	1	0	291.47	291.47
88697	1 GF-DIESEL	GEFCO ASSY/DIESEL	800	0	3.28	2,620.80
86591	1 GFOL-ASSY	GEFCOASSY-TEST OIL & LUB	2	0	54.85	109.70
88622	2 GFOL-ASSY	GEFCOASSY-TEST OIL & LUB	1	0	11.74	11.74
88622	1 GFOL-ASSY	GEFCOASSY-TEST OIL & LUB	1,000	0	8.42	8,423.90
88622	3 GFOL-ASSY	GEFCOASSY-TEST OIL & LUB	200	0	3.48	696.60
						12,701.86

SCOTT SPRINGER MFG

88696	2 109239-4	TRAILER, GOOSENECK	1	0	7,400.00	7,400.00
88696	3 109239-4	TRAILER, GOOSENECK	1	0	7,400.00	7,400.00
88696	1 109239-4	TRAILER, GOOSENECK	1	0	7,400.00	7,400.00
						22,200.00

SKF INDUSTRIES INC

88756	4 XSK-6209-2RS	BRG, BALL - 1.77 X 3.34 X 0.74	50	49	22.06	22.06
87911	5 XSK-6212-2RS	BRG, BALL - 2.36 X 4.33 X 0.86	20	0	23.91	478.20
88756	10 XSK-7222-G	BRG, BALL - 4.33 X 7.87 X 1.49	2	0	334.78	669.56

SKF SEALING SOLUTIONS

						1,169.82
88663	1 XCR-1925920	SEAL, 19.250 X 20.758 X .875	12	0	319.04	3,828.48
						3,828.48

SOONER LIFT

86401	3 GF-FORKLIFT	GEFCO FORKLIFT REPAIRS	1	0	103.33	103.33
86401	2 GF-FORKLIFT	GEFCO FORKLIFT REPAIRS	1	0	69.30	69.30
88583	1 GF-FORKLIFT	GEFCO FORKLIFT REPAIRS	1	0	678.77	678.77
86401	1 GF-FORKLIFT	GEFCO FORKLIFT REPAIRS	1	0	88.48	88.48
						939.88

STAPLES

88760	2 GFO-7388	PC-201 BROTHER FAX	1	0	35.49	35.49
88760	1 GFO-2101	380519 36"X150' PLOTTER	2	0	30.99	61.98
88750	1 GFO-5101	HP 82X BLACK TONER	2	0	222.99	445.98
						543.45

STAR IRON WORKS INC

88725	1 113120-1	DRILLPIPE, 3 1/2 OD EU.3 1/2IF	266	0	856.00	227,696.00
						227,696.00

STRONG FORGE & FABRICATION

88581	1 K-848038408	HANDLE, 36" LEVER ASSEMBLY	25	0	288.70	7,217.50
						7,217.50

STUART C. IRBY CO.

86398	1 GFS-2201	MAINTENANCE/SHOP SUPPLIES	19	0	3.67	69.73
86398	2 GFS-2201	MAINTENANCE/SHOP SUPPLIES	120	0	1.41	169.20
86398	3 GFS-2201	MAINTENANCE/SHOP SUPPLIES	1	0	11.94	11.94
						250.87

SULLAIR CORP

88735	1 X2SG-242257	SWITCH, 250-DEG - NCHP	2	0	81.90	163.80
87727	1 K-8124917-52	SHEAVE, V-BELT 4GR 6.0 OD	1	0	91.20	91.20
88417	1 X2SG-250001-353	SWITCH, FALLING OIL PRESSURE	2	0	89.10	178.20
88530	7 X2SG-045641	SENDER, TEMPERATURE - 265DEG	2	0	146.10	292.20
88530	6 X2SG-001136	KIT, SEPARATOR REPAIR	2	0	331.20	662.40
88530	4 X2SG-046559	GLASS, SIGHT 1/4" INLINE	2	0	44.70	89.40
88530	3 X2SG-046559	GLASS, SIGHT 1/4" INLINE	3	0	44.70	134.10
84416	1 X2SG-48354	VALVE, REGULATOR	1	0	205.50	205.50
88530	2 100638-65-51	KIT, VALVE - OIL STOP SERVICE	1	0	99.60	99.60
88530	1 X2SG-406929	VALVE, REGULATOR	1	0	140.40	140.40
88530	5 X2SG-409866	GAUGE, OIL DIFF. PRESS	1	0	117.00	117.00
87727	2 X2SG-048010	SHEAVE, V-BELT- 4GR6.90 OD	1	0	80.40	80.40

							2,254.20
SUNSOURCE/AIR-DRECO							
88590	2 109946A3	VALVE, STACK 6 SECT. 20GPM	1	0	1,255.04		1,255.04
88768	1 K-8125407	VALVE, SOLENOID-3 WAY 12VDC	3	0	52.46		157.38
							1,412.42
T & M RUBBER							
87603	1 XGD-60-A-222	RING, 1-13/16 X 1 PKG 28/LB	756	749	0.64		4.46
							4.46
TEXAS HYDRAULICS INC							
88438	1 XTX-10147	KIT, SEAL	2	0	67.07		134.14
88438	4 XTX-11887	KIT, CYLINDER SEAL	4	0	93.17		372.68
88438	3 XTX-10374	KIT, SEAL	3	0	34.00		102.00
88438	2 XTX-10327	KIT, CYLINDER SEAL	6	0	28.69		172.14
88688	1 K-8126552	CYLINDER, HYDR-1.50 X 016.00	2	0	267.00		534.00
							1,314.96
TEXAS INT'L OILFIELD TOOLS							
88847	4 113126-1	SLIPS, 3 1/2" DP W/INSERTS	8	0	2,100.00		16,800.00
88847	3 113125-1	ELEVATOR, 3 1/2" DP. EUDP	8	0	1,900.00		15,200.00
88847	1 113124-1	SLIPS, 8 5/8" CASING	8	0	2,800.00		22,400.00
88847	2 113124-2	SLIPS, 5 1/2" CASING	8	0	2,250.00		18,000.00
							72,400.00
THE CROSBY GROUP							
88453	2 K-8127114	SHEAVE, 12-FIN BORE .75 ROPE	16	0	226.80		3,628.80
88453	1 105298-1	SHEAVE, 3/4 12-FIN BORE W/BRG	6	0	478.20		2,869.20
88685	3 X2CC-S-213-1/2	SHACKLE, 1/2 ANCHOR	6	0	4.77		28.62
86217	1 K-83C2509-1	SHEAVE, 3/8 WIRE-LINE X 6	6	5	48.48		48.48
88652	1 108274-5	BLOCK, 14 DBL 35T SHACKLE 5/8	1	0	2,757.20		2,757.20
88652	2 108274-6	BLOCK, 14 DBL 45T SHACKLE 5/8	1	0	4,098.19		4,098.19
88223	1 106790-2	SHACKLE, 1-3/4 40T G2140	2	0.	381.60		763.20
88685	2 X2CC-5-S-1	HOOK, 5-TON SWIVEL	2	0	418.20		836.40
							15,030.09
TIMKEN CO							
88673	3 XTI-3782	CONE, BRG - 1.750 X 1.193	1	0	16.04		16.04
87754	9 K-96L1000	BEARING, TPR RLR-1.500X2.717	20	0	76.66		1,533.20
88673	2 XTI-3780	CONE, BRG - 2.000 X 1.193	1	0	17.34		17.34
88673	4 XTI-42620	CUP, BRG - 5.000 X 0.875	1	0	19.45		19.45
88673	5 XTI-42688	CONE, BRG - 3.000 X 1.220	1	0	33.41		33.41
88673	6 XTI-47820	CUP, BRG - 5.750 X 1.0341	1	0	32.96		32.96
88673	7 XTI-47896	CONE, BRG - 3.750 X 1.375	1	0	57.11		57.11

88259	1	XBC-F1538-B	BRG, BALL-19.5 X 23.0 X 2.25	20	0	3,871.00	77,420.00
88596	7	XTI-HH932145	CONE, BRG - 5.750 X 3.250	3	0	1,443.49	4,330.47
88673	1	XTI-3720	CUP, BRG - 3.671 X 0.937	2	0	7.48	14.96
87088	31	N15MB12	BEARING, MAIN	12	3	4,663.34	41,970.06
88757	7	N15MB21A	BEARING, LOWER - OUTER	30	0	472.63	14,178.90
87754	25	N25MB21B	RACE, INNER BEARING	6	5	216.57	216.57
87754	18	N4RC24A	BEARING, OUTER ALIGNMENT	30	3	273.67	7,389.09
88757	6	XTI-LM742745	CONE, BRG - 8.375 X 1.812	4	0	366.87	1,467.48
88757	5	XTI-LM742710	CUP, BRG - 11.25 X 1.375	4	0	234.82	939.28
88757	8	N15MB21B	BEARING, LOWER - INNER	30	0	200.80	6,024.00
88757	10	N4RC24A	BEARING, OUTER ALIGNMENT	24	0	287.35	6,896.40
87763	2	XBC-F1538-B	BRG, BALL-19.5 X 23.0 X 2.25	20	8	3,871.00	46,452.00
87763	1	N15MB12	BEARING, MAIN	25	6	4,663.34	88,603.46
88757	11	N4RC24B	RACE, INNER BEARING	24	10	151.56	2,121.84
							299,734.02

TRADE-MARKS SIGNS, INC.

88630	2	GFO-2101	K53-6005 FUEL DECAL	100	0	2.93	293.00
88630	1	111135-57	DECAL, DANGER ROTATING	100	0	2.65	265.00
							558.00

TURPEN & ASSOCIATES, INC

88713	1	100F690	GASKET, RD-.25 X 05.25 X 04.75	100	0	5.70	570.00
							570.00

TWIN DISC CLUTCH CO

88465	3	XTD-6960-A	PLATE, CLUTCH CENTER	2	0	215.39	430.78
88465	2	XTD-6498-H	PLATE, HUB & BACK - 2.000	2	0	414.24	828.47
88465	1	XTD-6532	RING, CLUTCH DRIVE CL311	8	6	239.00	478.00
88306	1	K-80R4610	CLUTCH, 2.490 BORE AIR	2	0	1,154.50	2,309.00
88716	1	K-80R4914	CLUTCH, 1.755 MECH CL-208	1	0	830.00	830.00
88287	1	K-80R4900	CLUTCH, 2.250 BORE MECHANICA	3	0	1,036.00	3,108.00
88306	2	K-80R4614	CLUTCH, 3.250 PO-218 AIR	2	0	4,110.00	8,220.00
84922	2	K-846174603	CLUTCH, 2.500 BORE AIR - PO311	3	0	1,325.00	3,975.00
85169	2	K-80R4601	CLUTCH, 2.750 BORE AIR PO-218	3	0	4,104.00	12,312.00
88306	3	K-846174913	CLUTCH, 1.937 BORE MECHANICA	1	0	742.50	742.50
88287	2	XTD-A3471-O	SLEEVE, CONE - 2.381 BORE	1	0	174.00	174.00
88615	1	K-80R4601	CLUTCH, 2.750 BORE AIR PO-218	2	0	4,104.00	8,208.00
88337	1	XTD-5658-G	PLATE, CLUTCH DRIVING	6	0	99.29	595.73
87581	3	XTD-E-216-28355	CLUTCH, 2.500 BORE MECHANICA	1	0	3,585.50	3,585.50

87691	1 106242-1	CLUTCH, 2.50 MECHANICAL CL311	2	0	1,036.00	2,072.00
87691	2 K-80R4601	CLUTCH, 2.750 BORE AIR PO-218	4	0	4,104.00	16,416.00
						64,284.98

ULINE

88510	1 GFS-6101	S-2187 18 X 1500 70GA WRAP	12	0	14.00	168.00
						168.00

ULVEN FORGING INC.

88648	8 NL350TA120LTA	LINK, BE ELEV-350T 2.75"X120"	4	0	3,967.13	15,868.52
88648	4 NL150TA108LTA	LINK, BE ELEV-150T 1.75"X108"	10	0	2,451.38	24,513.80
88648	1 NL150T060LTA	LINK, ELEV-150 TON 1.75"X 60"-	20	0	1,239.36	24,787.20
88648	5 NL250T108LTA	LINK, ELEV-250 TON 2.25"X108"-	20	0	3,073.81	61,476.20
88648	6 NL250T132LTA	LINK, ELEV-250 TON 2.25"X132"-	10	0	3,747.26	37,472.60
86892	3 NL250T120LTA	LINK, ELEV-250 TON 2.25"X120"-	20	18	3,114.48	6,228.96
88648	3 NL150TA120LTA	LINK, BE ELEV-150T 1.75" X 120	12	0	2,486.48	29,837.76
87280	1 GF-CASTINGS	250 LINK TOOLING REFURBISH	1	0	9,932.00	9,932.00
88648	7 NL350TA108LTA	LINK, BE ELEV-350T 2.75"X108"	8	0	3,918.70	31,349.60
						241,466.64

UNIVAR USA INC.

86557	1 GFS-3501	MACHINE SHOP/SHOP SUPPLIES	1	0	162.53	162.53
						162.53

UTEX INDUSTRIES INC

88664	1 N75WP15	PACKING SET, 3.0"X 4.0"CHEVRON	60	0	16.35	981.00
						981.00

VENTURA HYDRAULIC &

88645	1 111569-1-51	KIT, SEAL HOIST CYLD. 1100	8	0	190.00	1,520.00
						1,520.00

VERNEER GREAT PLAINS

88609	1 113129-1	MIXER, MUD PORTABLE-DIESEL	2	0	22,100.00	44,200.00
						44,200.00

WARREN CAT

88475	1 111228-1	SWITCH, STARTER-185K	2	0	74.68	149.36
						149.36

WESTERN RUBBER & MFG CO

88827	1 113205-1	SWIVEL, 40PG WESTERN RUBBER	1	0	6,316.39	6,316.39
						6,316.39

WOLF STEEL FOUNDRY

88649	3 N6SX23Z	CASTING, LOWER HOUSING	10	0	197.25	1,972.50
88649	2 N6SX03ZLT	CASTING, BAIL-LOW TEMP	6	0	3,085.00	18,510.00
88649	1 N5SC14Z	CASTING, BEARING HOUSING	25	0	640.00	16,000.00
88649	5 N10MB01RZLT	CASTING, BAIL - LOW TEMP	8	0	1,541.66	12,333.28

88649	6 N30XV14AZ	CASTING, BRG HSG-TRUNNION PINS	6	0	380.11		2,280.66
88649	7 N40KG14AZ	CASTING, BEARING HOUSING	6	0	358.50		2,151.00
88649	8 N50KG04Z	CASTING, GOOSENECK	6	0	1,063.00		6,378.00
88649	9 N50KG14Z	CASTING, BEARING HOUSING W/OTP	6	0	457.25		2,743.50
87513	3 N45JSS01Z	CASTING, GOOSENECK - MRS-114	10	5	132.50		662.50
88649	4 N7SC04Z	CASTING, BODY-GOOSENECK	12	0	1,321.54		15,858.48
							78,889.92

WOMACK MACHINE SUPPLY

87976	1 109689-1	VALVE, HYD ON/OFF - 6000PSI	2	0	188.00		376.00
88769	1 400F657	VALVE, OIL PURGE W/RELIEFS	3	0	620.66		1,861.98
88659	1 110098-1	VALVE, ELECTRIC PRESSURE SWTCH	3	2	124.63		124.63
87210	3 K-8123546	MOTOR, HYD-15 SERIES(CERT)6IN3	1	0	1,727.14		1,727.14
88307	2 111570-1	MOTOR, HYDRAULIC-HIGH TORQUE	2	0	5,316.22		10,632.44
87976	3 110089-1	VALVE, HYD SOLENOID 3/W SPOOL	2	0	188.00		376.00
88659	4 110585-12ALUM	FILTER, MAGNETIC (MAGNOM) CP12	6	0	73.01		438.06
88004	3 111570-1	MOTOR, HYDRAULIC-HIGH TORQUE	2	0	5,316.22		10,632.44
87976	2 109690-1	VALVE, RELIEF 6000PSI 30GPM	2	0	151.60		303.20
88585	2 109738-2	PUMP, HYD11.76 RRAA11-CCW-E-S	4	0	9,600.00		38,400.00
88659	2 K-8125001-2-52	CARTRIDGE-RELIEF ADJ. TO 6,000	8	0	163.80		1,310.40
88004	1 K-1234104	PUMP, HYD-G-1.51HY-SD-BI-F-K-N	2	1	657.79		657.79
88314	1 100841-51	KIT, SHAFT SEAL	1	0	56.57		56.57
88314	2 100841-52	SEAL, MOTOR	8	0	11.18		89.44
88314	3 100841-53	DUST CAP, MOTOR SEAL	2	0	32.22		64.44
							67,050.53

ZONE SAFE SOLUTIONS, INC.

88857	7 GF-RESEARCH	STAGE 7 STORAGE OF SINGLE	1	0	2,600.00		2,600.00
88857	6 GF-RESEARCH	STAGE 6 COMPILATION OF	1	0	500.00		500.00
88857	5 GF-RESEARCH	STAGE 5 PED CALCULATIONS	1	0	500.00		500.00
88857	4 GF-RESEARCH	STAGE 4 DETAILED ASSESSMENT,	1	0	1,500.00		1,500.00
88857	3 GF-RESEARCH	STAGE 3 EMC DIRECTIVE	1	0	500.00		500.00
88857	1 GF-RESEARCH	STAGE 1 DETAILED ASSESSMENT,	1	0	3,000.00		3,000.00
88857	2 GF-RESEARCH	STAGE 2 DETAILED ASSESSMENT,	1	0	2,000.00		2,000.00
							10,600.00
							4,210,420.93

Steco OPEN POs BY VENDOR
7/26/2011

ID PO	ID LINE PO	ID ITEM	DESCR ITEM 1	QTY ORD	QTY RCV	UNIT COST	extended cost
ABERDEEN DYNAMICS							
756184	1	ST-30554	FILTER, KIT GRESEN K-23001 SCI	5	0	28.80	144.00
							144.00
AUSTIN DISTRIBUTING & MFG							
756163	13	ST-31761	KIT, 25' HANNAY HOSE REEL	1	0	6,984.00	6,984.00
756022	4	ST-32037	BUSHING, 1-3/4ODX1-1/4IDX.10	32	0	3.11	99.52
756163	3	ST-31870	FTTNG, #16 O-RING X #8 MJIC	25	6	3.63	69.01
756113	3	ST-31117	PLUG, #16 M O-RING	25	23	1.54	3.07
756163	5	ST-31678	VALVE, BALL 1-1/4" NPTA 105	10	1	71.55	643.95
756163	8	ST-31706	FTTNG, #8 FJIC X #8 MJIC 45	50	5	1.82	82.08
756163	12	ST-31679	VALVE, BALL 1-1/2" NPTA 105	5	1	90.65	362.59
756163	9	ST-31818	FTTNG, #10 O-RING X #8 MJIC	25	0	1.08	26.90
756163	11	ST-30499	HOSE, HYD. 1" - GA16M3K-R	495	165	5.02	1,657.26
							9,928.38
BERENDSON FLUID POWER, INC							
756183	1	ST-32010	PUMP, GEARTEK D30R-1B GEAR	1	0	691.92	691.92
756223	1	ST-32010	PUMP, GEARTEK D30R-1B GEAR	4	0	691.92	2,767.68
							3,459.60
CUSTOM HOISTS, INC							
756180	1	ST-90057	CYL, CH DAT-96-48-456	5	0	5,975.00	29,875.00
756224	1	ST-90013	CYL, CH 95-411-235 STD MNT	1	0	2,764.50	2,764.50
756180	2	ST-90083	CYL, CH 95-461-300 STD MNT	2	0	3,214.00	6,428.00
							39,067.50
DANAHER CONTROLS							
756226	2	ST-31015	BRKT, HUBDOMETER 0325614-01	5	0	6.55	32.75
							32.75
DELTA STEEL, INC.							
756247	1	ST-50845	PLATE, STL, 1/4 AR400	1,506	0	9.27	13,960.62
							13,960.62
EARLE M. JORGENSEN COMPANY							
756043	1	ST-51070-1	TUBE, RND, STL 2-1/4 X 11/32 W	20	18	11.35	22.70
							22.70
FLUID SPECIALTIES							
756127	7	ST-51019-1	TUBE, HYD 1/2 STLS ST	40	39	2.33	2.33

755987	6 ST-32024	FTTNG, #6 MJIC X #8 MJIC SS	36	26	24.92	249.20
						251.53

GROTE INDUSTRIES

756225	3 ST-31799	LIGHT, SPOT 12 VOLT	2	0	52.09	104.18
756225	2 ST-31550	LIGHT KIT, GROTE #13 LED DUMF	5	0	433.58	2,167.90
756225	1 ST-31436	LIGHT KIT, GROTE #10 BUMPER	10	0	427.01	4,270.10
						6,542.18

HALLCO MANUFACTURING CO., INC

756135	1 ST-80230	O-RINGS, BARREL (4000) HALLCC	16	0	1.70	27.20
						27.20

HAMPTON HYDRAULICS, LLC

755954	1 ST-90093	CYL, HYD 5" X 18"	18	0	1,562.00	28,116.00
						28,116.00

HENDRICKSON TRAILER SUSPENSION

756210	1 ST-70090	SUSP, HT LOAD SCALE KIT#AK15	1	0	105.00	105.00
756063	3 ST-70262	SUSP, INTRAXX AAT30K 77.5 TRA	2	0	1,655.00	3,310.00
756063	1 ST-70112	SUSP, AIR CNTR LIFT KIT CL-128	2	0	350.00	700.00
756210	2 ST-70112	SUSP, AIR CNTR LIFT KIT CL-128	5	0	350.00	1,750.00
						5,865.00

HOLLAND USA

756235	1 ST-30095	LNDG GEAR, MARK V 180K 12 SH'	10	0	361.06	3,610.60
						3,610.60

HOOSIER TANK & MFG INC

756218	1 ST-30716	TANK, AIR #HT-1253 / 2850CU LG	18	0	39.50	711.00
						711.00

HUTCHENS INDUSTRIES INC

756162	1 ST-70013	SUSP, HTCH CH9700, 8-LEAF	2	0	1,134.68	2,269.36
756236	1 ST-70264	SUSP, HTCH CH9700 FAB 8-LEAF	5	0	1,047.48	5,237.40
						7,506.76

KAMAN INDUSTRIAL TECHNOLOGIES

756221	1 ST-31781	RAIL, HEVI-RAIL HVR-2 SCL	56	0	20.11	1,126.16
						1,126.16

KEITH SALES COMPANY

756196	1 ST-80155	FLOOR, KTH, 48' 24SLT 1841 CWS	1	0	11,143.50	11,143.50
756164	2 ST-80269	FLOOR, KTH, "V" 9 SLAT 48'	2	0	11,919.17	23,838.34
756164	1 ST-80256	DRIVE UNIT (KTH) 9 "V" SLAT	2	0	6,400.00	12,800.00
755591	1 ST-80120	FLOOR, KTH, HYD.TUBE 0342390'	1	0	9.26	9.26
756161	1 ST-61124	EXTRUSION, ALUM TAILGATE SE.	1,152	0	0.81	937.73
755613	4 ST-30539	FLOOR KTH TUBE #53 13-76-6023	1	0	53.03	53.03
755613	6 ST-31104	FLOOR KTH TUBE #56 13-76-6026	1	0	31.36	31.36

755866	1 ST-30468	FLOOR, KTH, BRG 300304	40	0	0.80	32.16
755613	1 ST-31051	FLOOR KTH TUBE #52 13-76-6022	1	0	36.42	36.42
755591	2 ST-NI12	DROP SHIPMENTS	1	0	6.39	6.39
755971	2 ST-30349	FLOOR, KTH, T-BLK. #01183501	23	0	9.04	207.97
755613	5 ST-30540	FLOOR KTH TUBE #54 13-76-6024	1	0	25.81	25.81
						49,121.97

LEECO STEEL PRODUCTS, INC.

756012	1 ST-50846	PLATE, STL, 3/8 AR400 F	2,880	2,688	10.80	2,073.60
						2,073.60

LENZ INC

756228	1 ST-30033	BREATHER, 57XL-40	10	0	10.52	105.20
756150	1 ST-30016	GAUGE, PRESSURE BAC-3M-25R(	10	0	36.44	364.35
						469.55

METALS USA-ENID

755910	6 ST-50413	ROUND, STL, CR 1-1/4"	600	580	3.21	64.20
755754	1 ST-50848	PLATE, STL, 1/8 DIAMOND FLOOF	150	0	3.38	507.00
						571.20

MID-AMERICA RIGGING LLC

756229	1 ST-31661	SLING, 3/4" X 48"	2	0	207.50	415.00
						415.00

ORRCO INTERNATIONAL INC.

756209	9 ST-FET	FEDERAL EXCISE TAX	12	0	25.23	302.76
756209	8 ST-40026	RIM, 8.25X22.5 UNIMNT STL	12	0	78.40	940.80
756209	7 ST-40174	TIRE, MICHEL 11R225 XT-1 14PR	12	0	418.11	5,017.32
756209	6 ST-FET	FEDERAL EXCISE TAX	16	0	34.59	553.44
756209	1 ST-40165	TIRE, GDYR, G287MSA 11R225 16	8	0	439.40	3,515.20
756209	2 ST-40026	RIM, 8.25X22.5 UNIMNT STL	8	0	78.40	627.20
756209	3 ST-FET	FEDERAL EXCISE TAX	8	0	29.93	239.44
756209	4 ST-40064	TIRE, BRGSTN, 11R245 R250ED1€	16	0	434.97	6,959.52
756209	5 ST-40051	RIM, 8.25X24.5 UNIMNT STL	16	0	78.40	1,254.40
						19,410.08

PERFECTION EQUIPMENT

756185	1 ST-31638	TANK, 40 GAL FUEL W/MOUNTS	1	0	875.75	875.75
						875.75

PORT CITY METAL SERVICES

756242	1 ST-32039	PLATE, 1-5/8" X 24" OD	2	0	304.00	608.00
756244	1 ST-31575	PAD, JACK FOOT	20	0	35.75	715.00
						1,323.00

RYERSON

756062	3 ST-51050	TUBE, RND, STL 4 X 1/2 WALL	120	108	32.99	395.88	
						395.88	
SHUR-CO							
756203	2 ST-30680	TARP, SHURCO 6" ALUM UPRIGH	5	0	8.58	42.90	
756203	1 ST-30737	TARP, SHLK SOLID VINYL 43'6"	1	0	415.00	415.00	
						457.90	
STEEL & PIPE SUPPLY CO., INC							
756029	5 ST-51050	TUBE, RND, STL 4 X 1/2 WALL	120	0	13.52	1,622.40	
756241	2 ST-51053-1	TUBE, RECT, STL 4X10X1/4	96	0	13.44	1,290.24	
756144	3 ST-50830	PLATE, STL, 1/4 A-36	380	0	4.69	1,782.20	
756144	2 ST-50830	PLATE, STL, 1/4 A-36	1,425	0	4.69	6,683.25	
756241	1 ST-51047	TUBE, SQR, 4" X 1/4" GRD B	800	0	6.72	5,376.00	
756233	1 ST-50830	PLATE, STL, 1/4 A-36	3,010	0	4.44	13,352.36	
756212	1 ST-50418	ROUND, STL, CR 1-1/4 4140	20	0	3.40	68.00	
755871	1 ST-50902	SHEET, STL, 12GA A607 GR50 TF	11,009	9,545	1.65	2,415.60	
						32,590.05	
T & W TIRE							
756246	1 ST-40175	TIRE, CONTNTL 275 80R225 HSRﾑ	12	0	376.78	4,521.36	
756246	2 ST-40026	RIM, 8.25X22.5 UNIMNT STL	12	0	78.40	940.80	
756246	3 ST-FET	FEDERAL EXCISE TAX	12	0	25.23	302.76	
756211	4 ST-40167	TIRE, DUNLOP 11R225 SP160 16P	2	0	253.55	507.10	
756211	1 ST-40164	TIRE, DUNLOP 11R225 SP193 14P	12	0	305.00	3,660.00	
756211	5 ST-40026	RIM, 8.25X22.5 UNIMNT STL	2	0	78.40	156.80	
756211	3 ST-FET	FEDERAL EXCISE TAX	12	0	25.23	302.76	
756211	6 ST-FET	FEDERAL EXCISE TAX	2	0	29.39	58.78	
756211	2 ST-40026	RIM, 8.25X22.5 UNIMNT STL	12	0	78.40	940.80	
						11,391.16	
THE FASTENAL COMPANY							
756230	1 ST-30699	CLAMP, 3/16" CABLE, #43402	20	0	0.40	7.92	
755943	1 ST-31017	NUT, HOOK ROLLER #.5	100	50	6.63	331.50	
						339.42	
WALTHER ENG & MFG CO., INC							
756245	1 ST-70034A	WHEEL, 10 STUD UNIMNT HUB PI	16	0	144.43	2,310.88	
						2,310.88	
WATSON & CHALIN MFG, INC							
756227	1 ST-70147	SUSP, WTSN HDSM60-15-5R	5	0	1,950.00	9,750.00	
						9,750.00	
WOMACK MACHINE SUPPLY							
755756	1 ST-NI12	CONNECTOR WOMACK #1528873	2	0	23.43	46.86	

1 ST-30015   BODY, UNLOADER VALVE 79-HCF   10   0   92.62

926.20
973.06
252,840.48

SCHEDULE 3.20(a)

INSURANCE

Please see attached.

Blue Tee Corp.

RECORD OF INSURANCE CARRIED

Coverage and Locations	Amount Insured	Company and Policy Number	Term	Premium
General Liability		Travelers Indemnity Company Of Connecticut Policy No. HE-EXGL-477M0551-TCT-11	05/01/11- 05/01/12	$201,108

Limits of Liability
Each Occurrence	$1,000,000
General Aggregate	$4,000,000
Products Completed Operations Aggregate	$2,000,000
Personal & Advertising Injury	$1,000,000
Fire Damage	N/A
Medical Expense	N/A
Stop Gap	$1,000,000
Primary limits are excess	$350,000
Of SIR Each Occurrence	

Employee Benefits – Limits of Liability
Per Employee	$1,000,000
Aggregate Limit	$1,000,000
Retroactive Date	05/01/2001

Coverage Extensions
Additional Insured – blanket where required by written contract
Additional Insured – Vendors
Amendment of Named Insured/Broad Named Insured
Earlier Notice of Cancellation and Nonrenewal Provided By Us
Fellow Employee Coverage

The information contained herein is intended to serve only as an outline of your various coverages. It does not alter, amend or change your coverage. Reference should be made to the respective policies for complete details and terms and conditions of coverage.

Blue Tee Corp.

RECORD OF INSURANCE CARRIED

Coverage and Locations	Amount Insured	Company and Policy Number	Term	Premium
Knowledge of an Occurrence, Offense, Claim, or Suit				
Employees as Insured's				
In Rem				
Limited Worldwide Coverage with suits brought in the US only				
Non-Owned Watercraft				
Personal Injury				
Unintentional Failure to Disclose				
Waiver of Subrogation				
Employment Related Practices Exclusion				
Exclusion – Designated Entity				
Exclusion – Discrimination				
Nuclear Energy Liability Exclusion				
War Exclusion				
Absolute Asbestos Exclusion				
Absolute Pollution Exclusion\				
Silicosis				

The information contained herein is intended to serve only as an outline of your various coverages. It does not alter, amend or change your coverage. Reference should be made to the respective policies for complete details and terms and conditions of coverage.

Blue Tee Corp.

RECORD OF INSURANCE CARRIED

7/14/2011

Coverage and Locations	Amount Insured	Company and Policy Number	Term	Premium
Automobile Liability		Travelers Indemnity Company Of Connecticut	05/01/11-05/01/12	$36,973
		Policy No. HC2E-CAP-477M054A-TCT-11 (AOS)		

Limits of Liability
Policy Limit — $1,000,000
Per Accident — $1,000,000
Uninsured/Underinsured Motorists — Reject/Minimum Statutory (where required by written contract "Symbol 6")
Personal Injury Protection — Reject/Minimum Statutory (where required by written contract "Symbol 5")
Medical Payments — $10,000
Retention Amount — $150,000

Coverage Extensions
Amendment of Named Insured/Broad Named Insured
Blanket Additional Insured
Drive Other Car Coverage – Broadened Coverage for Named Individuals
Earlier Notice of Cancellation and Nonrenewal
Employees as Insured's
Knowledge of Accident
MCS-90
Blanket Waiver of Subrogation
Fellow Employee Coverage for Bodily Injury
Nuclear Energy Liability Exclusion
War Exclusion
Unintentional Errors & Omissions

The information contained herein is intended to serve only as an outline of your various coverages. It does not alter, amend or change your coverage. Reference should be made to the respective policies for complete details and terms and conditions of coverage.

3

Blue Tee Corp.

RECORD OF INSURANCE CARRIED

7/14/2011

Coverage and Locations	Amount Insured	Company and Policy Number	Term	Premium
Executive Auto		Hartford Fire Insurance Co. Policy No. 10 UEN JT2263	05/01/11- 05/01/12	$11,875

Limits of Liability
Combined Single Limit — $1,000,000
Personal Injury Protection — Statutory
Uninsured Motorists — $1,000,000 each accident
Supplementary Uninsured Motorists
   (New York Only) — $1,000,000
Comprehensive Coverage — $1,000
Collision Coverage — $1,000

Coverage Extensions
Changes in Commercial Auto Coverage Forms
Schedule of Limits of Uninsured Motorists Coverage and Underinsured Motorists Coverage
Mandatory State Endorsements
Lessor – Additional Insured and Loss Payee
Loss Payable Clause
Changes in Hired Car Physical Damage – Limit of Insurance

The information contained herein is intended to serve only as an outline of your various coverages. It does not alter, amend or change your coverage. Reference should be made to the respective policies for complete details and terms and conditions of coverage.

Blue Tee Corp.

RECORD OF INSURANCE CARRIED

7/14/2011

Coverage and Locations	Amount Insured	Company and Policy Number	Term	Premium
Workers Compensation		Travelers Property Casualty Company of America Policy No. HC2J-UB-477M0538 (SFR Program)	05/01/11- 05/01/12	$153,728 SFR
		The Phoenix Insurance Company Policy No. HRKUB-477M0723 (Retro Program)		$13 RETRO
				$13,416 Taxes
Limits of Liability				
Workers Compensation	Statutory			
Employers Liability				
▪ Bodily Injury by Accident	$2,000,000 Each Accident			
▪ Bodily Injury by Disease	$2,000,000 Policy Limit			
▪ Bodily Injury by Disease	$2,000,000 Each Employee			
▪ Retention	$350,000			

Coverage Extensions
Alternate Employer Endorsement
Defense Base Act Endorsement
Federal Employers Liability Act Coverage Endorsement
Foreign Coverage Endorsement
Jones Act Endorsement
Longshore & Harbor Workers' Act Coverage Endorsement (USL&H)
Maritime Endorsement
Outer Continental Shelf Lands Act Coverage Endorsement
Sole Proprietors, Partners, and Officers Endorsement
Voluntary Compensation and Employers Liability Coverage Endorsement
Waiver of Our Right to Recover From Others

The information contained herein is intended to serve only as an outline of your various coverages. It does not alter, amend or change your coverage. Reference should be made to the respective policies for complete details and terms and conditions of coverage.

Blue Tee Corp.

7/14/2011

Coverage and Locations	Amount Insured	Company and Policy Number	Term	Premium
Umbrella Liability		XL Insurance Company Policy No. US00027040LI11A	05/01/11 - 05/01/12	$181,000

Limits of Liability

Each Occurrence	$25,000,000
General Aggregate	$25,000,000
Self Insured Retention	$ 10,000

Coverage Extensions
Catastrophe Management Coverage Endorsement
Aircraft Products and Grounding Exclusion
Notice of Cancellation – 90 Days except 10 Days for non-payment of premium
Contractual Liability Limitation
Designated Operation Exclusion – Union Tractor
Foreign Liability Follow Form Endorsement
Lead Exclusion
Professional Services Liability Exclusion Absolute
Foreign Liability Limitation
State Amendatory Endorsements
NYFTZ Silica or Silica Related Duet Exclusion
NYFTZ New York Changes
Unintentional Failure to Disclose
Employee Benefit Plan Follow Form Endorsement (Claims Made)
Knowledge of Occurrence

The information contained herein is intended to serve only as an outline of your various coverages. It does not alter, amend or change your coverage. Reference should be made to the respective policies for complete details and terms and conditions of coverage.

6

Blue Tee Corp.

7/14/2011

Coverage and Locations	Amount Insured	Company and Policy Number	Term	Premium
Excess Liability		Great American Insurance Co. of New York	05/01/11- 05/01/12	$43,900
		Policy No. EXC 2098964		

Limits of Liability

Each Occurrence	$25,000,000
General Aggregate	$25,000,000
Products Completed Operations Aggregate	$25,000,000

Coverage Extension

Follow Form – All the Lead Umbrella's Limitations & Exclusions
State Amendatory Endorsements
Exclude: Aircraft Products & Grounding; Professional Services; Catastrophe Management; Designated Person or Organization; Terrorism

---

The information contained herein is intended to serve only as an outline of your various coverages. It does not alter, amend or change your coverage. Reference should be made to the respective policies for complete details and terms and conditions of coverage.

Blue Tee Corp.

7/14/2011

Coverage and Locations	Amount Insured	Company and Policy Number	Term	Premium
Pollution and Remediation Legal Liability		Greenwich Insurance Company Policy No. PEC001991301	12/22/10 – 12/22/15	$133,442 (5 yr term) Min Earned Prem 100%

Limits of Liability:

Each POLLUTION CONDITION	$15,000,000
Limits of Liability: Aggregate Liability	$15,000,000
Limits Products Pollution Coverage	
Each Pollution Condition	$5,000,000
Aggregate Liability	$5,000,000
Self Insured Retention Amount:	$250,000 Each Pollution Condition

Endorsements

Covered Location Schedule
Location(s) Specific Endorsement
Reverse Retro Active Date(s) for Specific Covered Location(s)
Non-Owned Disposal Sites
Additional Named Insured – Limited Coverage
Linking of Limits of Liability Between Two or More Policies
Restrictive Amendment of Coverage B - Remediation Legal Liability for Third Party Claims Only
Broad Insured
Mold Matter Exclusion
Contamination Exclusion
Ninety (90) Day Notice of Cancellation
New York - Exclusion of Certified Acts of Terrorism

The information contained herein is intended to serve only as an outline of your various coverages. It does not alter, amend or change your coverage. Reference should be made to the respective policies for complete details and terms and conditions of coverage.

Blue Tee Corp.

RECORD OF INSURANCE CARRIED

Coverage and Locations	Amount Insured	Company and Policy Number	Term	Premium
Pollution and Remediation Legal Liability (Canada)		XL Insurance Company Limited Policy No. PCN0033771	12/22/10 – 12/22/15	$31,241 Can Min Earned Prem 100%

Limits of Liability:

Each POLLUTION CONDITION	$15,000,000
Limits of Liability: Aggregate Liability	$15,000,000
Self Insured Retention Amount:	$250,000 Each Pollution Condition

Endorsements

Covered Location Schedule
Location(s) Specific Endorsement
Reverse Retro Active Date(s) for Specific Covered Location(s)
Non-Owned Disposal Sites
Additional Named Insured – Limited Coverage
Linking of Limits of Liability Between Two or More Policies
Restrictive Amendment of Coverage B - Remediation Legal Liability for Third Party Claims Only
Broad Insured
Terrorism Exclusion
Mould Matter Exclusion
Ninety (90) Day Notice of Cancellation

The information contained herein is intended to serve only as an outline of your various coverages. It does not alter, amend or change your coverage. Reference should be made to the respective policies for complete details and terms and conditions of coverage.

9

AON
10 Lanidex Center West
Parsippany, NJ 07054

Insured:
Blue Tee Corp.
250 Park Avenue South
New York, NY 10003

SCHEDULE OF INSURANCE

TYPE OF POLICY/PLAN	TERM	PREMIUM	TAX & FEES	EXPIRATION	POLICY NO.	COMPANY
2 Directors & Officers, Employment Practices, Fiduciary	1 Yr.	$68,000	$0 / $300	2/5/2012	NPL47553480	Zurich American Ins Co, AM Best Rating: A, XV

Aggregate Limit of Liability:
$10,000,000 Combined Aggregate

$1,000,000 Additional Limit of Liability for Defense Costs

Directors & Officers Liability
$10,000,000 Aggregate Limit of Liability for Insuring Clauses A, B & C
$25,000 Limit of Liability for EACH Retired Independent Contractor
$50,000 Limit of Liability for ALL Retired Independent Director

Retention: $100,000   Each Claim for Insuring Clauses A&B

Prior & Pending Litigation:
2/1/1996

Employment Practices Liability
$5,000,000 Aggregate Limit of Liability
$5,000,000 Aggregate Sublimit for Third Party Discrimination Claims

Retention: $100,000   Each Claim Employment Practices Claim
$100,000   Each Third Party Discrimination Claim

Prior & Pending Litigation:
2/1/1996

Fiduciary Liability
$10,000,000 Aggregate Limit of Liability

Deductible: $100,000   Each Claim

Prior & Pending Litigation:
2/1/1996

TYPE OF POLICY/PLAN	TERM	PREMIUM	TAX & FEES	EXPIRATION	POLICY NO.	COMPANY
3 Excess Directors & Officers, Employment Practices, Fiduciary	1 Yr.	$44,000	$0 / $300	2/8/2012	DOX0042626-00	Arch Insurance Company, AM Best Rating: A, XV

Aggregate Limit of Liability:
$10,000,000 Per Policy Period
D&O/EPL/FID Shared $10M Agg xs D&O/EPL/FID Shared $10M (attaching at $5M EPL Sublimit)



Insured:

Blue Tee Corp.
250 Park Avenue South
New York, NY 10003

AON

10 Landex Center West
Parsippany, NJ 07054

SCHEDULE OF INSURANCE

TYPE OF POLICY/PLAN	TERM	PREMIUM	TAX & FEES	EXPIRATION	POLICY NO.	COMPANY
Crime						

4 Commercial Crime

$3,000,000 A - Blanket - Employee Dishonesty
$3,000,000 B - Forgery or Alteration
$3,000,000 C - Theft, Disappearance & Destruction
$3,000,000 D - Robbery & Safe Burglary
$3,000,000 F - Computer Fraud with Wire Transfer
$3,000,000 2 - Money Orders & Counterfeit Currency
$3,000,000 Credit Card Forgery

| | 1 Yr. | $19,500 | $0 / $300 | 2/1/2012 | FIDS34754803 | Zurich American Ins Co — AM Best Rating: A, XV |

Deductibles:

$50,000 Investigative Costs Coverage Sublimit
" Clients Property Coverage is provided "

Deductibles:

$50,000 Crime Deductible except for
$1,000 Money Order Deductible
$1,000 Credit Card Deductible

5 Charterers Liability

Charterers, Wharfingers, Stevedores & Shipbreakers Liability
$1,000,000 Any One Accident or Occurrence
Deductibles:
$100,000 Any One Accident or Occurrence

| | 1 Yr. | $9,500 | $0 / $250 | 6/1/2011 | 051787191 | National Union Fire Ins Co of Pittsburgh — AM Best Rating: A, XV |

6 Excess Charterers Liability

Excess Charterers, Wharfingers, Stevedores & Shipbreakers Liability
$5,000,000 Any One Accident or Occurrence Combined Single Limit
Excess of: $1,000,000

| | 1 Yr. | $5,000 | $0 / $250 | 6/1/2011 | 051787197 | National Union Fire Ins Co of Pittsburgh — AM Best Rating: A, XV |

7 Pollution Liability - Boat/Shipyard/Insurance

$5,000,000 Per Occurrence
$1,000,000 Coverage D Investigation and Defense each and every Occurrence
$100,000 Coverage E Public Relations, maximum payable each and every Occurrence and limited to
60% of each approved cost or expense incurred and paid
$1,000,000 Coverage F Fines and Penalties each and every Occurrence no more than
$1,000,000 in the Aggregate
$1,000,000 Coverage G Substances other than Oil or Hazardous Substances each and every Occurrence

| | 1 Yr. | $700 | $0 / $250 | 6/1/2011 | 4223525 | Water Quality Ins Synd |

Deductibles:

$0 Per Occurrence and Aggregate

		Premium	Tax & Surch	Policy Admin Fee		
	Total	$421,700	$376	$1,950		
	Grand Total	$424,026				



SCHEDULE 3.6

DESCRIPTION OF OWNED REAL PROPERTY

Please see attached.



To the following described Real Estate situated in

GARFIELD COUNTY, OKLAHOMA

Beginning at a point on the section line, and
which point is located 1682.65 feet South of
the northwest corner of Lot One (1) of the Northwest
Quarter (NW/4) of Section Nineteen (19), Township
Twenty-two (22) North, Range Six (6) W.I.M., Garfield
County, Oklahoma; thence East parallel to the North
line of the above described Lot One (1) of Section
Nineteen (19) and the East Half (E/2) of the Northwest
Quarter (NW/4) of said Section Nineteen (19), a
distance of 200 feet; thence South One Hundred Fifty
(150) feet parallel to the West line of said Northwest
Quarter (NW/4); thence East parallel to the North line
of said Northwest Quarter (NW/4) a distance of 1455.7
feet to the western boundary of the Chicago, Rock
Island & Pacific Railway Company right of way; thence
northeasterly along the western boundary of said right
of way of the Chicago, Rock Island & Pacific Railway
Company a distance of 1142.4 feet to a point which is
located 735.0 feet South of the North line of the above
described Section Nineteen (19); thence West a distance
of 1977.5 feet; thence South along the section line a
distance of 947.65 feet to the point of beginning.

GUARANTEE ABSTRACT COMPANY

"Garfield County's Oldest Abstract Company"
217 West Broadway
P.O. Box 1641
Enid, Oklahoma 73702
580/237-5537
Fax 580/237-1948



SCHEDULE 3.8(a)

REAL ESTATE ENCUMBRANCES AND PERMITTED REAL ESTATE ENCUMBRANCES

1. Please see attached – to be released at or prior to Closing.

2. UCC Fixture filing in favor of GMAC Commercial Credit LLC, filed at Book 1511, Page 45 – aged out and no longer enforceable.

Document	Grantor	Grantee	Original Amount	Book/Page of filing	Date Filed
Mortgage	Blue Tee Corp.	The Bank of New York Commercial Corporation as agent of LaSalle National Bank	$50,000,000.00	1197/14	7-13-92
Mortgage Modification (modifying mortgage at 1197/14)	Blue Tee Corp.	The Bank of New York Commercial Corporation as agent of LaSalle National Bank	$58,000,000.00	1263/581	7-1-94
Mortgage Modification (modifying mortgage at 1197/14)	Blue Tee Corp.	The Bank of New York Commercial Corporation as agent of LaSalle National Bank	$58,600,000.00	1327/58	7-11-96
Mortgage Modification (modifying mortgage at 1197/14)	Blue Tee Corp.	GMAC Commercial Credit LLC as agent of LaSalle National Bank	$79,200,000.00	1151/18	11-13-00

SCHEDULE 3.9(b)

TANGIBLE PERSONAL PROPERTY NOT IN POSSESSION OF SELLER

Seller has taken possession of Demo Scrapper Loader Serial No. 5EWES352281254574 previously located at Grossman Iron and Steel, 5 North Market Street, St. Louis, MO 63102, as indicated in Attachment. Seller to retain as an Excluded Asset.



A DIVISON OF BLUE TEE CORP.
P.O. BOX 3127
2215 S. VAN BUREN
ENID, OK 73701 (580) 237-7433

INVOICE

Sold To:	GROSSMAN IRON AND STEEL 5 NORTH MARKET STREET ST LOUIS, MO 63102	Ship To:	GROSSMAN IRON AND STEEL 5 NORTH MARKET STREET ST LOUIS, MO 63102

ORDER	SHIP	LOC	SHIP VIA	COL/PPD	INVOICE
	0	2	TRAILER TRAN	PPD	012811GI

ORDER DATE	SHIP DATE	CUST#	P.O.#	JOB	DATE
				4574	1/28/2011

LINE SEQ	ITEM DESCRIPTION	QTY	ORDERED PRICES	NET
1	ST-SCL3510-4574 SCRAPPER® CL-20 SERIAL #5EWES352281254574 AS STATED IN RENTAL CONTRACT THANK YOU FOR YOUR BUSINESS!	1.00	$1.00	$1.00

Invoice Totals

Sales Amount	1.00
Amount Deposited	0.00
Freight	0.00
Balance Due	$1.00

ORIGINAL

TERMS AND CONDITIONS OF SALE

1. TITLE: Subject to STECO (SELLER) right of stoppage transit, title to all products sold hereunder, shall pass to BUYER upon delivery hereof, F.O.B. railroad car or common carrier truck, as the case may be, SELLER'S shipping point as designated herein.

2. DELIVERY TERMS/RISK OF LOSS: Does not guarantee time of delivery; however, SELLER shall make every effort to deliver orders at the time requested. No delivery delay will be honored to support a charge-back, or claim for damage. Each shipment shall be made at BUYER'S risk and SELLER shall have no liability for damage to the products after delivery to the carrier. Detention and demurrage arising due to customer retaining carrier equipment beyond the free period are for the customer's account.

3. FORCE MAJEURE: SELLER shall not be liable for failure or delay in delivery occasioned by fire, storm, flood, earthquake or other Act of God, war rebellion, insurrection, riot, strike or other labor disturbance, inevitable accident, failure of carriers to furnish transportation facilities, shortage of labor, power or raw materials, orders or requests of the government of the United States of America or of any State, or any political Subdivision, Department or Agency thereof, or any government officer or agent purporting to act under authority, interference of civil or military authorities, or any other cause of like or different nature beyond SELLER'S control.

4. LIMITED WARRANTY AND DISCLAIMER: STECO warrants that its products will be free from manufacturing defects for a period of 90 days subject to the terms, conditions and limitation of the SELLER'S Standard Warranty. This Warranty is expressly limited such that the liability of STECO over the life of this Warranty shall not exceed in aggregate a sum greater than the original purchase price of the STECO supplied product(s). This Warranty expressly excludes any damages attributable in whole or in part to defects and/or accuracies in designs and/or specifications provided to STECO by third parties, including purchaser. This Warranty expressly excludes any guarantee as to projected performance level of the product(s) sold hereunder.

BEYOND THE FACE HEREOF, STECO MAKES NO EXPRESS OR IMPLIED WARRANTIES, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. THE TERMS AND CONDITIONS OF THIS WARRANTY SHALL BE THE SOLE AND EXCLUSIVE REMEDIES OF THE PURCHASER OF THE PRODUCTS MANUFACTURED BY STECO, AND THE PURCHASER HEREBY EXPRESSLY WAIVES ANY AND ALL CLAIMS FOR DAMAGES, WHETHER DIRECT OR INDIRECT, CONSEQUENTIAL OR INCIDENTAL, INCLUDING PROPERTY DAMAGE, PERSONAL INJURY DAMAGE TO THE PURCHASER OR THIRD PARTIES, LOSS OF BUSINESS OR PROFITS AND/OR LOSS OF BUSINESS REPUTATION. IT IS THE SOLE RESPONSIBILITY OF PURCHASER TO DETERMINE THE SUITABILITY OF STECO PRODUCTS IN THE PURCHASER'S INTENDED USE.

This Warranty constitutes the entire warranty and STECO is not bound by any oral expression or representation made by an agent or party purporting to act for or on behalf of STECO, or any commitment, arrangement or representation not expressly specified in this Warranty. This Warranty and STECO'S liability hereunder shall be construed pursuant to the laws of the State of Oklahoma.

5. WARRANTY LIMITATIONS AND EXCLUSIONS: SELLER'S liability hereunder is limited to repair and/or replacement, at SELLER'S sole option of the product found to be defective in material or workmanship. ANY MODIFICATION OR ALTERATION TO THE PRODUCT NOT AUTHORIZED IN WRITING BY SELLER SHALL OPERATE TO IMMEDIATELY VOID THIS WARRANTY IN ALL RESPECTS, AT WHICH TIME THE PRODUCTS ARE DEEMED SOLD AS-IS.

Further, BUYER, by its acceptance of the product, warrants that same will be utilized and/or installed in a suitable operating environment. BUYER acknowledges that BUYER will not remove SELLER'S product identification from the product and that BUYER will protect against any such unauthorized removal. Failure of BUYER to comply fully and completely with the limitations and conditions of use of the product will void this Warranty in all respects, at which time the products will be deemed as AS-IS.

6. CLAIMS PROCEDURES: In the case of claims against SELLER for defect in products written notice and sample illustrating such defect must be submit· '₀ SELLER within 60 days of receipt of goods to give full basis for) claim. SELLER shall have 60 days from date of receipt of such notice to inspect and repair or replaced effective products if such claim is allowed. Under no circumstances are the products to be returned to SELLER unless BUYER has received SELLER'S written instructions authorizing same. The BUYER shall have no right to deduct he amount of any claim from SELLER'S invoice until the claim is allowed by SELLER or adjudicated by proper authority. All claims for loss or damage in transit must be filed with the carrier by the BUYER. Products are loaded in accordance with the carrier's loading instructions to insure delivery without damage. However, SELLER will give all reasonable assistance to BUYER in collecting loss or damage claims from carriers by furnishing duplicate invoice, affidavits showing count when loaded, method of loading, etc. BUYER should in all cases immediately report loss and/or damage to carrier and request inspection in case of damage. On loss claims, BUYER should secure car or truck seal numbers and signed exception report from the carrier.

7. BUYER'S STRICT PERFORMANCE: Time of payment is of the essence. In the event that BUYER shall, at any time, fail to accept delivery and make payment in accordance with the terms of the order, SELLER at its option, and without prejudice to any other lawful remedy, may suspend further deliveries there under, stop any shipments then in transit, or regard such default as a breach of the entire order. SELLER'S failure to insist upon BUYER'S strict performance or to exercise any option or legal right SELLER may have, shall not be construed as a waiver or relinquishment by SELLER of any option or legal right in the event of a subsequent breach by BUYER.

8. DELINQUENCY CHARGES: A one and one half (1-1/2) percent per month delinquency charge is applicable on all commercial accounts not paid when due. The imposition of such delinquency charge does not imply or constitute any agreement to forbear collection of a delinquent account.

9. ACCEPTANCE OF ORDERS: An order of products from STECO shall be effective only upon acceptance hereof by STECO at its home office in Enid, Oklahoma (but without necessity of any notice of acceptance by STECO to the purchaser). Any such order and all other transactions between STECO and purchasers of its products shall be governed by the laws of the State of Oklahoma, subject to preempting federal law. It is agreed that exclusive jurisdiction and venue for any legal action between the parties arising out of or relating to this order shall be in the District Court for Garfield County, Oklahoma, or, in cases where federal diversity jurisdiction is available, in the United States District Court for the Western District of Oklahoma, situated in Oklahoma City, Oklahoma.

10. LIMITATION OF AUTHORITY: The conditions of sale appearing on any order shall control and may not be abrogated, varied, modified, supplemented or waived except with the written approval of an authorized representative of SELLER.

11. PAROL UNDERSTANDINGS: The order embodies all of the terms and conditions of sale, and there are not understandings, warranties, or agreements expressed or implied relative to any order, or its subject matter that are not fully expressed therein. No representative, employee, agent or purported agent of SELLER, or any other person has any authority to assume for SELLER any additional or other liability or responsibility other than as set forth herein. SELLER SHALL NOT BE BOUND BY ANY ORAL REPRESENTATION OR EXPRESSION NOT SET FORTH SPECIFICALLY HEREIN.

12. RETURN AUTHORIZATION TERMS: Products may not be returned until SELLER'S written approval has been secured, and in such case will be accepted subject to inspection at SELLER'S factory. Prepayment of freight is to be made by BUYER. In addition, if approved for return, there will be a handling and reconditioning charge equivalent to 15 percent of the original sales value of the returned product or the actual charges incurred, whichever is larger.

13. MODIFICATION OF TERMS OF SALES: These Terms and Conditions Sale cancel and supersede all previous issues, supplements and revisit and are subject to change without prior notice.

SCHEDULE 3.21

ENVIRONMENTAL MATTERS

Case involving neighboring property, Larry's Conoco at 2231 S. Van Buren, was closed by the Oklahoma Corporation Commission's Petroleum Storage Tank Division, by letter dated September 24, 2010 (attached).

Buyer commissioned Terracon Consultants, Inc. ("Terracon") to conduct a Phase I Environmental Site Assessment of the Facility ("Phase I"). Terracon prepared a written report at the conclusion of its Phase I work, dated August 10, 2011 (the "Phase I Report"). Reference is made to the Phase I Report for inclusion herein.



ANTHONY
Commissioner

JEFF CLOUD
Commissioner

DANA MURPHY
Commissioner

C laim

OKLAHOMA CORPORATION COMMISSION
PETROLEUM STORAGE TANK DIVISION
(405) 521-4683   FAX: (405) 521-4945

JIM THORPE BUILDING, RM 238 • P.O. BOX 52000 • OKLAHOMA CITY, OK   73152-2000

September 24, 2010

Case ID # 064-2736
Facility ID #24-12346
PO # WP-097266
Final Closure Report Approval

Larry's Conoco
Attn: Mr. Larry Creevan
2231 S. Van Buren
Enid, Oklahoma 73703

RE: Final Closure Report approval for the facility located at:

Larry's Conoco
2231 S. Van Buren
Enid, Oklahoma

Dear Mr. Creevan,

We have reviewed the Final Closure report submitted by your consultant on September 13, 2010. This report is approved. This case is now closed. This case may be reopened in the future, should levels of containments be discovered to exceed those determined appropriate for the above-mentioned facility.

Enclosed you will find a copy of a "Final Claim Confirmation" letter. This is to be submitted to the Indemnity Fund with the last claim for this case. Once the Oklahoma Corporation Commission, Petroleum Storage Tank Division, has received this letter, the Accounting Department will review the case and invoice you for the appropriate deductible. Please note; no other claims on this confirmed release can be submitted for payment after this letter has been received.

If you should have any questions, please discuss them with your consultant or you may contact me at (405) 522-1439 between 8:00 a.m. and 4:30 p.m. Monday through Friday. Please reference the appropriate OCC Facility Number and Case Number on all correspondence.

Sincerely,

Sunni D. Stephenson
Project Environmental Analyst
SDS/kb

CC: Oklahoma Environmental, Inc.
Attn: Ms. Deanna Atkinson or Mr. Mike Bolz
717 South Hoover
Enid, Oklahoma 73703

SERVICE • ASSISTANCE • COMPLIANCE
EXCELLENCE IS OUR STANDARD

SCHEDULE 3.24(d)

PATENTS

<u>Patents</u>:

Please see attached for list of patents.

<u>Infringement/Challenge</u>:

Fastek, LLC – United States District Court, Southern District of California Case #10-CV-0972 MMA (CAB)

Fastek initiated this claim against Steco in an action in May 2010 in the United States District Court, Southern District of California Case #10-CV-0972 MMA (CAB), alleging that it was the sole owner of two patents that were being infringed upon by Steco's Scrapper Container Loader. Damage claims are currently unspecified. Scrapper is a trademark of Steco, whose Scrapper Container Loader is patented. This case is currently in claims construction and discovery. As a result of this litigation, Seller makes no representation or warranty regarding Intellectual Property relating to Steco's Scrapper Container Loader, including the validity or enforceability of the Patent or with respect to infringement.

STECO (Blue Tee Corp.)
PENDING PATENTS
9/30/2011

FILE NO.	INVENTOR(S)	TITLE	APPLICATION NO. PATENT NO.	DATE FILED DATE ISSUED	Status	OWNER/APPLICANT
4138	Gregory D. Haub Brian S. Hinrichs Chris D. Bartel Jessie K. Davis	TRAILER, WALL CONSTRUCTION AND MANUFACTURING METHOD	12/104,276 7,819,464	4/16/2008 10/26/2010	Issued; Reissue Deadline 10/26/2012	Blue Tee Corp.
4175	Gregory D. Haub Chris D. Bartel	CONTAINER PACKER SYSTEM AND METHOD	12/138,973 7,744,330	6/13/2008 06/29/2010	Issued; Reissue Deadline 6/29/2012	Blue Tee Corp.
4175.1	Gregory D. Haub Chris D. Bartel	CONTAINER PACKER SYSTEM AND METHOD	12/825,435	6/29/2010	Allowed; Issue and Publication Fees due 11/26/11. Continuation not yet filed.	Blue Tee Corp.
4474	D. Aaron Harmon	Automated Carousel Drill Pipe Storing and Handling System and Method	61318133	3/26/2010	Expired	Blue Tee Corp.
4474NP	D. Aaron Harmon	Automated Carousel Drill Pipe Storing and Handling System and Method	13073481	3/28/2011	Pending, awaiting first office action, USPTO records estimate 19 mos. until it will issue.	Blue Tee Corp.

SCHEDULE 3.24(e)

TRADEMARKS

Please see attached for list of Marks.

* * *

Note that, as provided in Section 2.10 of the Agreement, Seller makes no representations or warranties regarding any assets relating to the Pumpstar business.

STECO (Blue Tee Corp.)
Trademark Applications
9/30/2011

FILE NO.	MARK	REGISTRATION NO./REG. DATE	SERIAL NUMBER	DATE FILED	NEXT ACTION	OWNER/APPLICANT
4105	SMOOTHIE	N/A	77/319,211	11/1/2007	SOU or Extension Due 2/16/2012	Blue Tee Corp.
4106	SUPER CUBE	N/A	77/319,225	11/1/2007	Abandoned (See Sch. 3.24(c), #3);	Blue Tee Corp.
4491	QUIKDRILL	N/A	85/036896	5/12/2010	SOU or Extensioin Due 12/21/2011	Blue Tee Corp.

MARK	REGISTRATION NO.	Reg. Date	NEXT ACTION	OWNER/APPLICANT
GEORGE E. FAILING F and Design	602,346	02/22/55	Renewal 02/22/2015	Blue Tee Corp.
GEFCO	1,749,838	02/02/93	Renewal 02/02/2013	Blue Tee Corp.
IT'S A KING	1,994,764	08/20/96	Renewal 02/20/2016	Blue Tee Corp.
SPEED STAR	2,013,261	11/05/96	Renewal 11/05/2016	George E. Failing Company, The
THE HAUF	3,931,347	03/15/11	Section 8 and/or 15 Affidavit due 3/15/2017	Blue Tee Corp.
THE SCRAPPER	3,768,012	03/30/10	Section 8 and/or 15 Affidavit due 3/15/2016	Blue Tee Corp.

Pumpstar, Inc.
Trademarks
10/3/2011

MARK	REGISTRATION NO.	Reg. Date	NEXT ACTION	OWNER/APPLICANT
PUMPSTAR	2,236,111	03/30/99	Expired	Pump Star, Inc.
PUMPSTAR	2,316,311	02/08/00	Expired	Pump Star, Inc.

George E. Failin

MARK	REGISTRATION NO.	Reg. Date	RENEWAL/ STATUS	OWNER/APPLICANT
SPEEDSTAR	TMA241375	03/21/80	Next Renewal 03/21/2025	George E. Failing Sales Company Inc.
SLANTMASTER	TMA323905	02/20/87	Expired 10/04/2002	George E. Failing Sales Company Inc.
MUDMASTER	UCA045092	10/31/52	Expired 07/20/1998	George E. Failing Sales Company Inc.
CORES WILL TELL	UCA044565	12/23/52	Expired 08/31/1998	George E. Failing Sales Company Inc.
F DESIGNS	TMA239567	02/01/80	Expired 01/12/1996	George E. Failing Sales Company Inc.
FAILING DESIGN	TMA107561	08/09/57	Expired 03/20/2003	George E. Failing Sales Company Inc.
SKYTOP BREWSTER	Abandoned	NA	Abandoned 03/15/1995	George E. Failing Sales Company Inc.
F & DESIGN	TMA102058	12/02/55	Expired 07/17/2001	George E. Failing Sales Company Inc.
COPTER-DRILL	TMA170518	08/14/70	Expired 10/18/1985	George E. Failing Sales Company Inc.
George E. Failing Supply Co. & Design	UCA044564	10/31/52	Expired 07/20/1998	George E. Failing Sales Company Inc.
HOLEMASTER	UCA045052	10/31/52	Expired 07/20/1998	George E. Failing Sales Company Inc.

SCHEDULE 3.24(h)

NET NAMES

www.gefco.com
www.kingoiltools.com
www.stecotrailer.com
www.stecoinc.com

See attached for details.

Registrant:

GEFCO

2215 South Van Buren

Enid, OK 73701

US

Domain Name: GEFCO.COM

Administrative Contact :

Harmon, Aaron

admin@GEFCO.COM

2215 S VAN BUREN ST

ENID, OK 73703-8218

US

Phone: (580) 234-4141

Fax: 999 999 9999

Technical Contact :

Simon, Jeffrey

it@gefco.com

2215 S Van Buren

Enid, OK 73703

US

Phone: 580-977-3235

Record expires on 06-Oct-2015

Record created on 07-Oct-1998

Database last updated on 20-Nov-2010

Domain Name: STECOTRAILERS.COM

Registrar: GODADDY.COM, INC.

Whois Server: whois.godaddy.com

Referral URL: http://registrar.godaddy.com

Name Server: NS1.LEVANTTECH.NET

Name Server: NS2.LEVANTTECH.NET

Name Server: NS3.LEVANTTECH.NET

Status: clientDeleteProhibited

Status: clientRenewProhibited

Status: clientTransferProhibited

Status: clientUpdateProhibited

Updated Date: 22-dec-2010

Creation Date: 13-mar-2003

Expiration Date: 13-mar-2015

Domain Name: STECOINC.COM

Administrative Contact :

Lamunyon, Jim

jlamunyon@GEFCORIGS.COM

2215 S VanBuren

Enid,, OK 73701

US

Phone: (580) 234-4141

Fax: 999 999 9999

Technical Contact :

Vanderwater, Kurt**

kurt@MERIDIAN-DS.COM

5940 NW 120th Court

Oklahoma City, OK 73162

US

Phone: (405) 755-6690

Fax: (405) 415-0676

Record expires on 02-Feb-2012

Record created on 03-Feb-1998

Database last updated on 04-Oct-2006

<u>Registrant:</u>

 <u>King Oil Tool, Inc.</u>

 <u>P.O. BOX 872</u>

 <u>Enid, OK 73702</u>

 <u>US</u>

Domain Name: KINGOILTOOLS.COM

Administrative Contact :

McBeth, Anna

amcbeth@GEFCO.COM

2215 S. Van Buren

P.O. Box 872

Enid, OK 73702

US

Phone: (580) 234-4141

Fax: (580) 233-6807

Technical Contact :

Vanderwater, Kurt**

kurt@MERIDIAN-DS.COM

5940 NW 120th Court

Oklahoma City, OK 73162

US

Phone: (405) 755-6690

Fax: (405) 415-0676

Record expires on 03-Feb-2012   Record created on 03-Feb-1999   Database last updated on 05-Oct-2006

EXHIBIT 2.8(a)

Worksheet

EXHIBIT 2.8(a)
NET ASSETS AND ADJUSTMENTS

NET ASSETS AND ADJUSTMENTS

	(in Thousands) GEECO	STECO	TOTAL
Accounts Receivable, net of Bad Debt Reserve	1,942	641	2,583
Cascade/China Tech - removed from AR as of 9/30	(932)	-	(932)
Scrapper receivables - to be removed from A/R at 9/30			
Inventories	26,815	2,842	29,657
Stoco used trailers to be retained by seller	-	(94)	(94)
Slow obsolescence and slow moving to be retained by seller	-	(568)	(568)
Other Current	314	20	334
Fixed Assets (net)	3,115	796	3,911
Total Assets	31,254	3,637	34,891

Inventory Adjustments			
Obsolescence & Excess Reserve to Actual SOP	(2,339)		(2,339)
April formula			
June formula			
Adjusted reserve			
Less September 30 reserve			
Net G&A Adjustment			
Used Equipment over LCM (50% net cost)	(947)		(947)
Non-Inventory Jobs in WIP			
Total Inventory Adjustments	(3,286)		(3,286)

Fixed Asset Adjustments			
Net book value of 1960 used equipment not depreciated	(392)	(392)	(392)
Haul "Assembly Line" Asset Impairment	(392)	(261)	(261)
Total Fixed Asset Adjustment	(3,678)	(261)	(653)
Total Adjustments	(3,678)	(261)	(3,939)

Net Assets after Adjustments	27,576	3,376	30,952

Less Liabilities to be assumed			
Trade Accounts Payable	(6,355)	(480)	(6,835)
Freight payable			
Warranty			
Accrued commissions			
International commissions due to agents			
International commission earned upon order & deposit - to net to accrued sales commission on form 13			
Prepaid domestic commission earned upon order & deposit			
Accrued Rig Start Up			
Customer Deposits			
Accrued personal & property tax @ 75% of Liability for 2011			
Accrued Liabilities **			
Goodwill	1,750	0	1,750
Projected Cash Purchase Price	22,971	2,896	25,867

** Accrued Liabilities agree to reporting package excluding payroll related item, i.e. taxes, payroll, benefits etc all retained by seller and Commission Payable on China Tech ($250,000)

NET ASSETS AND ADJUSTMENTS
PRELIMINARY CLOSING BALANCE SHEET 9/30/11

	(in Thousands) GEECO	STECO	TOTAL
	5,727	1,353	7,080
	(585)	-	-
	25,786	1,745	27,531
	-	(49)	(49)
	65	13	78
	3,073	744	3,817
	34,066	3,806	38,457
	(2,021)		(2,021)
	(1,197)		(1,197)
	(3,218)	-	(3,218)
	(392)	(261)	(392)
	(392)	(261)	(261)
	(3,610)	(261)	(653)
	(3,610)	(261)	(3,871)
	30,456	3,545	34,001
	(2,256)	(194)	(2,450)
	-	(17)	(17)
	(235)	(27)	(262)
	-	(20)	(20)
	(168)	-	(168)
	(33)	-	(33)
	17	-	17
	(176)	-	(176)
	(1,361)	(79)	(1,440)
	(386)	(13)	(379)
	(4,578)	(350)	(4,928)
	1,750	-	1,750
	27,628	3,195	30,823

6,148
6,899
6,523
(4,502)

NET ASSETS AND ADJUSTMENTS
FINAL 9/30/11 BALANCE SHEET

	(in Thousands) GEECO	STECO	TOTAL

C:\Users\mmana3\Documents\Astec\Candidates\ok\September\Closing Calculation\Copy of Exhibit 2.8(a) to APA - Laura.xlsx